    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1996


                                                       REGISTRATION NO. 333-5535
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                      APPLIED ANALYTICAL INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


            DELAWARE                          3781                         04-2687849
(State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)   Classification Code Number)        Identification Number)


                             5051 NEW CENTRE DRIVE
                        WILMINGTON, NORTH CAROLINA 28403
                              TEL: (910) 392-1606
    (Address, including zip code, and telephone number, including area code,

                  of registrant's principal executive offices)
                             ---------------------

                               R. FORREST WALDON
                       VICE PRESIDENT AND GENERAL COUNSEL
                      APPLIED ANALYTICAL INDUSTRIES, INC.
                             5051 NEW CENTRE DRIVE
                        WILMINGTON, NORTH CAROLINA 28403
                              TEL: (910) 392-1606
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                 PETER C. BUCK                                   JEAN E. HANSON
                STEPHEN M. LYNCH                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
       ROBINSON, BRADSHAW & HINSON, P.A.                       ONE NEW YORK PLAZA
            1900 INDEPENDENCE CENTER                        NEW YORK, NEW YORK 10004
        CHARLOTTE, NORTH CAROLINA 28246                       TEL: (212) 859-8000
              TEL: (704) 377-2536

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(e) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM         AMOUNT OF
                  TITLE OF EACH CLASS OF                        AGGREGATE          REGISTRATION
               SECURITIES TO BE REGISTERED                OFFERING PRICE(1)(2)          FEE
- ----------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.............................      $43,470,000         $14,990(3)
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

(1) Includes (i) $37,800,000 aggregate offering price of shares of Common Stock to be initially offered for sale in the offering described herein and (ii) $5,670,000 aggregate offering price of shares of Common Stock that the Underwriters will have an option to purchase to cover overallotments, if any, in connection with the offering. An indeterminate number of shares of Common Stock is being registered for resale by a dealer in connection with market-making transactions. See "Explanatory Note".
(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.
(3) Such amount was paid in connection with the initial filing on June 7, 1996.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      APPLIED ANALYTICAL INDUSTRIES, INC.

                             CROSS-REFERENCE SHEET
             BETWEEN ITEMS IN PART I OF FORM S-1 AND THE PROSPECTUS

        FORM S-1 ITEM NUMBER AND CAPTION                LOCATION OR CAPTION IN PROSPECTUS
- -------------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Inside Front and Outside Back Cover Pages
  3.  Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors
  4.  Use of Proceeds............................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price............  Underwriting
  6.  Dilution...................................  Dilution
  7.  Selling Security Holders...................  Not Applicable
  8.  Plan of Distribution.......................  Outside Front Cover Page; Prospectus
                                                   Summary; Underwriting
  9.  Description of Securities to be
      Registered.................................  Outside Front Cover Page; Prospectus
                                                   Summary; Capitalization; Description of
                                                   Capital Stock; Shares Eligible for Future
                                                   Sale; Underwriting
 10.  Interests of Named Experts and Counsel.....  Not Applicable
 11.  Information with Respect to the
      Registrant.................................  Outside Front Cover Page; Prospectus
                                                   Summary; Risk Factors; Use of Proceeds; The
                                                   Company; Dividend Policy; Dilution;
                                                   Capitalization; Selected Consolidated
                                                   Financial Data; Management's Discussion and
                                                   Analysis of Financial Condition and Results
                                                   of Operations; Business; Management;
                                                   Certain Transactions; Principal
                                                   Stockholders; Description of Capital Stock;
                                                   Shares Eligible for Future Sale;
                                                   Consolidated Financial Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  Not Applicable

                                EXPLANATORY NOTE

     This Registration Statement covers the registration of $43,470,000 maximum aggregate offering price of shares of Common Stock, $.001 par value per share (the "Shares"), of Applied Analytical Industries, Inc. (the "Company") for sale in the offering referred to below. This Registration Statement also covers the registration of an indeterminate number of shares of Common Stock, $.001 par value per share, for resale by Goldman, Sachs & Co., in connection with market-making transactions. The complete Prospectus relating to the initial public offering (the "IPO Prospectus") follows immediately after this Explanatory Note. Following the IPO Prospectus are certain pages of the Prospectus relating solely to such market-making transactions (together with the remainder of the Prospectus as modified as indicated below, the "Market-making Prospectus"), including alternate front and back cover pages and a section entitled "Plan of Distribution". The Market-making Prospectus will not include the stabilization legend, which will be deleted from the inside front cover page, or the section entitled "Underwriting". All other sections of the IPO Prospectus are to be used in the Market-making Prospectus.

     The Cross Reference Sheet refers to items in the IPO Prospectus. The Market-making Prospectus incorporates the IPO Prospectus in its entirety, except for the following items of Form S-1, which are replaced in their entirety in the Market-making Prospectus:

      FORM S-1 ITEM NUMBER AND HEADING                  CAPTION IN PROSPECTUS
- ---------------------------------------------  ---------------------------------------
4.    Use of Proceeds........................  "Wrap-around" cover pages of Market-
                                               making Prospectus
8.    Plan of Distribution...................  "Wrap-around" cover pages of Market-
                                               making Prospectus; Plan of Distribution

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 20, 1996


                                2,700,000 SHARES

                                  [LOGO] AAI

                      APPLIED ANALYTICAL INDUSTRIES, INC.

                                  COMMON STOCK

                          (PAR VALUE $0.001 PER SHARE)


                             ---------------------

     All of the 2,700,000 shares of Common Stock offered hereby are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00. For factors to be considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "AAII".
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                             INITIAL PUBLIC     UNDERWRITING      PROCEEDS TO
                                             OFFERING PRICE     DISCOUNT(1)        COMPANY(2)
                                            ----------------  ----------------  ----------------
Per Share.................................                 $                 $                 $
Total(3)..................................                 $                 $                 $

- ---------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2)  Before deducting estimated expenses of $900,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 405,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
     underwriting discount and proceeds to Company will be $          ,
     $          and $          , respectively. See "Underwriting".
                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
              , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                               COWEN & COMPANY
                                                      LEHMAN BROTHERS
                             ---------------------

              The date of this Prospectus is               , 1996.

                  DESCRIPTIVE APPENDIX FOR INSIDE FRONT COVER

     The picture is a blended collage of eight images. The image in the top left corner shows a tablet press machine; the image below the tablet press shows two people working with analytical equipment; the image below the analytical equipment shows a person in a laboratory using a safety hood; the picture to the right of the hood shows a fully-gowned person using another safety hood; the picture in the far right corner shows a person working on chromatagraphic equipment; above the chromatagraphic equipment is a person with blue gloves pulling a sample out of a freezer; the image in the top right shows two people working with a mass spectometer unit; the image to the left of the mass spectometer shows a conical piece of stainless steel equipment.

                                    [PHOTOS]

                             ---------------------

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by its independent auditors and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary condensed financial information.
                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. ANY SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share data in this Prospectus have been adjusted to reflect (i) the conversion of all outstanding shares of the Company's Series A Preferred Stock (the "Preferred Stock") and Class B Non-voting Common Stock (the "Class B Common Stock") into shares of Common Stock, which will occur upon the closing of this offering (this "Offering"), (ii) a 200-for-one split of the Common Stock and Class B Common Stock effective May 31, 1996 and (iii) a one-for-.6325 reverse split of the Common Stock and Class B Common Stock effective June 7, 1996.

                                  THE COMPANY

     Applied Analytical Industries, Inc. ("AAI" or the "Company") is a leading provider of product development and support services to the worldwide pharmaceutical and biotechnology industries, offering a broad range of integrated, value-added services that span the drug life cycle, from new compound characterization and synthesis to marketed-product compliance and quality control testing. In addition, through its internal development program, the Company leverages its expertise to generate additional revenue by licensing internally developed drugs and drug technologies to third parties. To date, AAI has contributed to the submission, approval or continued marketing of more than 1,250 client products worldwide. As part of its internal development program, the Company has licensed ten products to clients, including four products approved by the FDA, and patented ten drug technologies. Since 1991, the Company's annual net sales have increased from $18.3 million to $34.6 million and annual net income has increased from $602,000 to $3.2 million. AAI believes that its reputation for high quality, innovative and efficient services, skilled professional staff, state-of-the-art facilities and equipment and expertise in performing critical development and support services, as well as its focus on internal drug and drug technology development, position it for continued growth.

     The Company competes in the contract research and development industry (commonly referred to as the contract research organization, or CRO, industry) which provides independent product development and marketed-product support services to the drug industry. These research and development services include compound synthesis/extraction, screening and pharmacological testing, toxicology/safety testing, formulation development, laboratory testing, clinical trials management, regulatory and compliance and quality control testing. The Company estimates that 1994 drug industry research and development expenditures exceeded $30 billion and that approximately $13 billion was spent on the type of services offered by the Company. The Company estimates that in 1994 approximately $3.5 billion of research and development spending was outsourced by the drug industry and that the factors influencing increased outsourcing are applicable across the range of services offered by the CRO industry. Certain segments of this industry with low barriers to entry, such as clinical trials management, have significantly grown in terms of size and number of competitors. In contrast, the Company believes that its industry segment, which has high barriers to entry such as large capital investment and scientific and technical expertise, has few firms that offer a broad range of services. The Company believes that significant market opportunities exist for service providers in its market segment and that it is well positioned to compete.


     The Company provides a broad range of integrated, value-added services, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; and regulatory and compliance consulting. Over the past five years, AAI has provided services to 24 of the top 25 pharmaceutical companies in the world as ranked by 1994 research and development spending. In 1995, the Company provided services under approximately 850 contracts to approximately 220 clients, including some of the largest U.S., European and Japanese drug companies. The Company is currently providing critical development services for 44 products (including 14 products in its internal development program) intended for submission to or under review by the U.S. FDA.

     In addition to its core fee-for-service business, AAI is leveraging its expertise by allocating a significant proportion of its technical resources and operating capacity to internal drug and drug technology development, in which the Company shares in the expense of development and participates in the benefits of any potential commercial success through licensing arrangements. Internal drug development is focused primarily on generic products. The Company anticipates that the sales growth in the U.S. generic drug market from $3.5 billion in 1990 to $6.4 billion in 1994 will continue as managed care organizations continue policies favoring generic substitution and patents on many high revenue products expire over the next several years. The Company's internal drug development efforts have resulted in 12 generic product applications filed with the FDA. Applications for six of those products have been approved in its clients' names, of which four products are currently licensed to clients and two products have been sold. Licensing arrangements for these products vary as to amounts of initial and milestone payments, as well as methods and extent of revenue participation. The Company's proprietary technology includes nine patents and three pending patent applications on formulations and methods, including liquid formulations for improved delivery of nonsteroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, and chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. The Company has three licensing arrangements for its proprietary technologies and is seeking licensing partners for its other recently developed technologies.



     Since 1993, the Company has allocated a growing proportion of its technical resources and operating capacity to its internal drug and technology development program and because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize license revenue from its internal development efforts. In 1994, as part of its internal development program, the Company organized Endeavor Pharmaceuticals, Inc. ("Endeavor") to develop certain generic hormone pharmaceutical products, focusing initially on several such products then under development by AAI. The Company owns approximately 40% of the fully diluted common equity of Endeavor.



     The Company's strategy is to continue to invest in the personnel, facilities, technology and information systems necessary to continue to provide high quality services spanning the development process and to continue to leverage its development expertise to expand internal development of drugs and technologies. By continuing to expand the scope of services offered, the Company intends to cover most aspects of pharmaceutical and biotechnology product development, offering clients an opportunity to use one service provider for seamless product development and support. The Company intends to establish a presence in certain domestic and international markets to access additional pools of talented professional and technical personnel and to reduce regulatory or logistical obstacles in performing certain client services. The Company plans to continue its commitment to expand its information systems technology and is currently operating a pilot-phase system with certain domestic and international clients to provide secure, on-line access to in-progress laboratory data to enhance clients' efficiency in monitoring and changing the scope and format of projects. Finally, the Company will continue to invest a significant proportion of its capabilities in internal drug and technology development with the objective of licensing marketing rights to third parties. Although there is a risk that any particular development project may not produce revenues, the Company believes that the profit margins from successful drug and technology development projects potentially exceed the margins on standard fee-for-service engagements.


     The Company's principal executive offices are located in Wilmington, North Carolina, and the Company maintains operating facilities in Wilmington and Research Triangle Park, North Carolina and sales offices in Chicago, Illinois; Boston, Massachusetts; San Francisco, California; Elmwood Park, New Jersey and San Juan, Puerto Rico. The Company also maintains sales offices in Copenhagen, Denmark; London, England and Milan, Italy to better serve and develop its European client base.

                                THE OFFERING(A)


Common Stock offered.........................  2,700,000 shares
Common Stock outstanding after the
  offering...................................  15,880,902 shares
Proposed Nasdaq National Market symbol.......  AAII
Use of proceeds..............................  For capital expenditures, geographic expansion, implementation of additional
                                               services, possible future acquisitions,
                                               working capital and other general corporate
                                               purposes


                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                               SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                   JUNE 30,
                             -----------------------------------------------   -----------------
                              1991      1992      1993      1994      1995      1995      1996
                             -------   -------   -------   -------   -------   -------   -------
STATEMENT OF INCOME DATA:
Net sales................... $18,251   $21,846   $26,378   $32,882   $34,639   $16,601   $20,774
Cost of sales...............   8,213     8,989     9,731    14,533    14,259     7,270     8,815
Selling expense.............   2,815     2,871     3,654     4,390     4,913     2,350     3,127
General and administrative
  expense...................   5,519     7,329     8,738     8,485     8,171     3,992     4,656
Research and development
  expense...................     375       207     1,273     2,394     3,326     1,355     1,792
Other expense, net..........     727       199       156       440     1,130       404        21
                             -------   -------   -------   -------   -------   -------   -------
Income before income
  taxes.....................     602     2,251     2,826     2,640     2,840     1,230     2,363
Income taxes................      --        --        --        --        39        --       967
Equity income (loss)(b).....      --        --        --      (444)      444      (414)       --
                             -------   -------   -------   -------   -------   -------   -------
Net income.................. $   602   $ 2,251   $ 2,826   $ 2,196   $ 3,245   $   816   $ 1,396
                             ========  ========  ========  ========  ========  ========  ========
PRO FORMA DATA(C):
Pro forma income taxes...... $   247   $   878   $ 1,125   $ 1,118   $ 1,129   $   504
Pro forma net income........     355     1,373     1,701     1,078     2,116       312
Pro forma earnings per
  common share..............                                         $   .18             $   .12



                                                                       AS OF JUNE 30, 1996
                                                                  -----------------------------
                                                                  ACTUAL      AS ADJUSTED(A)(D)
                                                                  -------     -----------------
BALANCE SHEET DATA:
Working capital.................................................  $12,072          $43,815
Property and equipment, net.....................................   12,400           12,400
Total assets....................................................   35,774           67,517
Long-term debt, less current maturities.........................    3,115            3,115
Total stockholders' equity......................................   23,410           55,153



                                                                                   SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                   JUNE 30,
                                 -----------------------------------------------   -----------------
                                  1991      1992      1993      1994      1995      1995      1996
                                 -------   -------   -------   -------   -------   -------   -------
ADDITIONAL DATA:
Income before research and
  development expense(e)........ $   977   $ 2,458   $ 4,099   $ 5,034   $ 6,166   $ 2,585   $ 4,155

(a) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting".
(b) Relates to equity accounting for the Company's investment in Endeavor. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 3 of Notes to Consolidated Financial Statements.
(c) Prior to November 17, 1995, the Company was treated as an S corporation for federal and state income tax purposes. The pro forma data sets forth the pro forma income taxes, pro forma net income and pro forma earnings per common share of the Company as if the Company had been subject to corporate income taxes commencing as of January 1, 1991. The pro forma earnings per common share data also reflects the capitalization of the Company on a pro forma basis to give effect to the 200-for-one split of the Common Stock and Class B Common Stock effected on May 31, 1996 and the one-for-.6325 split of the Common Stock and Class B Common Stock effected on June 7, 1996 as if such events had occurred on the first day of the period presented.
(d) Gives effect to the sale of shares offered hereby. The estimated net proceeds at an assumed offering price of $13.00 per share have been added to working capital pending their use. See "Use of Proceeds".
(e) Income before research and development expense represents net sales less the cost of sales, selling expense, general and administrative expense and other expense, net. While this is not a measure of performance under generally accepted accounting principles, the Company has included income before research and development expense data because such data are used by certain investors and permit evaluation of the profitability of the Company's operations throughout the period without taking account of research and development expense. In 1993, the Company began allocating a significant portion of its technical resources and operating capacity to internal development of generic drugs and proprietary technology. The Company has only recently begun to recognize license revenue from these internal development efforts due to the significant time required for development and approval of pharmaceutical products. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Overview" and "Business -- Internal Drug and Technology Development".

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby.

DEPENDENCE ON AND EFFECT OF GOVERNMENT REGULATION

     The design, development, testing, manufacturing and marketing of pharmaceutical compounds, biotechnology products, medical nutrition and diagnostic products and medical devices are subject to regulation by governmental authorities, including the U.S. Food and Drug Administration (the "FDA") and comparable regulatory authorities in other countries. The Company's business depends in part on strict government regulation of the drug development process, especially in the United States. Proposed legislation has been recently introduced in the U.S. Congress to substantially modify regulations administered by the FDA governing the drug approval process. Under the proposed legislation, applications for approval of drugs could be made to private, accredited facilities in lieu of the FDA, the number of clinical trials of new drugs would be reduced and other rules administered by the FDA would be simplified. Any change in the scope of regulatory requirements or the introduction of simplified drug approval procedures could adversely affect the Company's business. See "Business -- Government Regulation".


     The drug approval process is generally lengthy, expensive and subject to unanticipated delays. Currently, the Company is assisting in the development of a number of products subject to regulatory approval for which it has the right to receive license fees or otherwise participate in sales revenues, including through its investment in Endeavor. Continued growth in AAI's revenues and profits will depend, in part, on the successful introduction of some or all of such products. There can be no assurance as to when or whether such approvals from regulatory authorities will be received. See "Business -- Internal Drug and Technology Development" and "-- Endeavor".


     All facilities and manufacturing techniques used for the manufacturing of products for clinical use or for sale in the United States must be operated in conformity with current Good Manufacturing Practices ("GMP") regulations, the FDA regulations and guidelines governing the development and production of pharmaceutical products. The Company's facilities are subject to scheduled periodic regulatory inspections to ensure compliance with GMP requirements. Failure on the part of the Company to comply with applicable requirements could result in termination of ongoing research or the disqualification of data for submission to regulatory authorities. A finding that the Company had materially violated GMP requirements could result in additional regulatory sanctions and, in severe cases, could result in a mandated closing of the Company's facilities which would materially and adversely affect the Company. See
"Business -- Industry Overview" and "-- Government Regulation".

MANAGEMENT OF GROWTH AND ACQUISITION RISKS

     The Company has experienced rapid growth over the past ten years. The Company believes that this growth may strain operational, human and financial resources. In order to manage internal growth, AAI must continue to improve its operating and administrative systems and to attract and retain qualified management and professional, scientific and technical operating personnel. Failure to manage growth effectively could have a material adverse effect on the Company's business.

     The Company reviews acquisition opportunities in the ordinary course of its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and services of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and services, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of foreign companies also may involve the additional risks of, among others, assimilating differences in foreign business practices and regulations, overcoming language barriers and managing currency exchange risk. There can be no assurance that the Company's acquisitions will be successfully integrated into the Company's opera-tions. In addition, there can be no assurance that the Company will complete any future acquisitions or that acquisitions will contribute favorably to the Company's operations and financial condition. See "Business -- Strategy".

DEPENDENCE ON CERTAIN INDUSTRIES AND CLIENTS

     The Company's revenues are highly dependent on research and development expenditures and production-related compliance testing expenditures by the pharmaceutical and biotechnology industries. AAI has benefited from the growing tendency of pharmaceutical and biotechnology companies to engage independent organizations to conduct development and testing projects. The Company's operations could be materially and adversely affected by a general economic decline in these industries or by any reduction in the outsourcing of research, development and testing activities.


     The Company believes that concentration of business in its industry is not uncommon. AAI has experienced such concentration in the past and may experience such concentration in the future. During 1995, Aesgen, Inc. (an affiliate of the Company), a major U.S.-based pharmaceutical company and Endeavor (a venture approximately 40% owned by the Company) accounted for approximately 16.0%, 12.1% and 10.2%, respectively, of the Company's net sales. During the first six months of 1996, one client (Endeavor) accounted for approximately 14.6% of the Company's net sales, with Aesgen, Inc. accounting for 9.3% of net sales. There can be no assurance that the Company's business will not continue to be dependent on certain clients or that annual results would not be dependent upon performance of a few large projects for specific clients. In addition, due to the project nature of the Company's business, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods, and accordingly the Company does not currently anticipate that the client representing 12.1% of 1995 net sales will represent 10% or more of annual net sales in the future. Generally, the Company's fee-for-service contracts are terminable by the client upon notice of 30 days or less. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, failure of products to satisfy safety requirements and unexpected or undesired product results. The loss of business from a significant client could have a material adverse effect on the Company. Aesgen, Inc. and Endeavor are early-stage development companies and their revenues are dependent upon product approvals. Neither Aesgen, Inc. nor Endeavor has received any product approvals to date, and continued product development by these firms is dependent upon their obtaining product approvals or additional capital funding. See "Business -- Factors Influencing Increased Outsourcing,"
"-- Endeavor" and "-- Clients".


VARIATION IN QUARTERLY OPERATING RESULTS

     The Company's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the timing of the receipt of licensing revenues, including royalties, the timing of startup expenses for new ventures or for internal development projects with outsourced clinical trials, the completion, commencement or cancellation of significant contracts, progress of ongoing contracts and mix of services. The Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results".

DEPENDENCE ON KEY PERSONNEL


     The Company relies on a number of key executives, including Frederick D. Sancilio, Ph.D., its President and Chairman of the Board. In addition to his duties at AAI, Dr. Sancilio serves as a senior management employee of Endeavor, a company in which AAI owns approximately 40% of the common equity on a fully diluted basis. Dr. Sancilio does not maintain an office or have day-to-day responsibilities at Endeavor and devotes a substantial majority of his time to the management of AAI. The Company maintains key man life insurance on Dr. Sancilio in the amount of $3.0 million. The Company's performance depends on its ability to attract and retain qualified management and professional, scientific and technical operating staff. The loss of the services of any of AAI's key executives could have a material and adverse effect on the Company. There also can be no assurance that AAI will be able to continue to attract and retain qualified staff. See "Business -- Endeavor" and "-- Employees".


POTENTIAL LIABILITY AND RISKS OF OPERATIONS

     AAI develops, formulates, tests and, to a limited extent, manufactures pharmaceutical products intended for use by the public. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products. The Company is currently involved in the commercial manufacture of one pharmaceutical product and may manufacture pharmaceutical products for third-party commercial distribution on a limited basis or as a service to its clients transitioning to internal production. Such activity could increase the Company's risk of personal injury liability. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client to client and the performances of which are not secured) and insurance maintained by clients. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements, if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance or indemnity. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. The Company currently maintains product liability and errors and omissions insurance with respect to these risks. In addition, the Company's proposed expansion of services to include clinical trials of products in humans and introduction of proprietary products in clinical trials may expose it to additional risk of liability. See "Business -- Potential Liability and Insurance".

COMPETITION

     The Company competes primarily with the in-house research, development, quality control and other support service departments of pharmaceutical and biotechnology companies and with university research laboratories, many of which have substantially greater resources than the Company. In addition, the CRO industry is highly fragmented, consisting of several hundred small, limited service providers and a few large, global firms. The Company competes against these companies, some of which may have substantially greater resources than the Company. As a result of competitive pressures, the CRO industry is consolidating. This trend is likely to produce increased competition for both clients and acquisition candidates. Increased competition may lead to increased price and other forms of competition that may adversely affect the Company. Competitive factors include reliability, turn-around time, reputation for innovative and quality science, capacity to perform numerous required services, financial viability and price. See "Business -- Competition".

DEPENDENCE ON THIRD-PARTY MARKETING AND DISTRIBUTION

     The Company has developed, and intends to continue internal development of drugs to be licensed to third parties for marketing and distribution. The Company does not intend to market or commercially distribute such products. Accordingly, the success of internal development activities depends upon the Company's ability to enter into marketing arrangements with third parties. There can be no assurance that such arrangements can be successfully negotiated or that any such arrangements will be available on commercially reasonable terms. Even if acceptable and timely marketing arrangements are available, there can be no assurance that products developed by the Company will be accepted in the marketplace. In addition, because the Company's marketing licensee will in many cases make all or many material marketing and other commercialization decisions regarding such products, a significant number of the variables that may affect the Company's license fees and royalties, and, therefore, net income, will not be within the Company's control.

UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT; PRICING PRESSURE

     The Company's license fees, royalties and other revenue may depend, in part, on the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. There can be no assurance that adequate third-party reimbursement will be available to achieve or maintain price levels sufficient to realize an appropriate return on the Company's investment in product development.

     In addition, global efforts to contain healthcare costs, particularly among managed care organizations, continue to exert downward pressure on product pricing. Further, a number of regulatory and legislative proposals aimed at changing the healthcare industry in the United States and other countries have been proposed. There can be no assurance that private sector reform or governmental healthcare reform measures, if adopted, will not have a negative impact upon the Company and its operations.

PROPRIETARY TECHNOLOGY; UNPREDICTABILITY OF PATENT PROTECTION

     The Company's success will depend, in part, on its ability to obtain patents in various jurisdictions on its current and future technologies and products, to defend its patents and protect its trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that the Company's patents will not be challenged by third parties and, if challenged, will be held valid. In addition, there can be no assurance that any technologies or products developed by AAI will not be challenged by third parties owning patent rights and, if challenged, will be held to not infringe such patent rights. The expense involved in any patent litigation can be significant and cannot be estimated by the Company. Finally, if the Company relies on unpatented, proprietary technology, there can be no assurance that others will not independently develop or obtain similar products or technologies.

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company has developed substantial scientific and technical infrastructure to provide a broad array of services to the pharmaceutical and biotechnology industries. The Company expects capital and operating expenditures to increase over the next several years as it continues to pursue its growth strategy. Although the Company believes that the net proceeds from this Offering, existing cash and investment securities and anticipated cash flow from operations will be sufficient to support the Company's operations for the foreseeable future, the Company's actual future capital requirements will depend on many factors, including acquisitions made by the Company, the rate of internal growth and the amount and timing of revenue from proprietary products and technology. The Company may require significant additional financing in the future, which it may seek to raise through public or private equity offerings or debt financings. No assurance can be given that additional financing will be available when needed, or that, if available, such financing will be obtained on terms favorable to the Company or its stockholders. To the extent the Company raises additional capital by issuing equity securities, ownership dilution to stockholders will result. See "Use of Proceeds", "Business -- Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

TRANSACTIONS WITH AFFILIATES; CONFLICTS OF INTEREST


     The Company provides product development and other services to Aesgen, Inc. ("Aesgen"), which develops generic pharmaceutical products, and in June 1996 the Company licensed to Aesgen marketing rights to a product being developed by the Company. Approximately 30% of Aesgen's outstanding common stock is held by the holders of substantially all of the Company's outstanding shares of capital stock. The Company holds a $1.6 million non-convertible, non-voting preferred stock investment in Aesgen. In addition, Frederick D. Sancilio, a director of the Company and its President and Chief Executive Officer, and James L. Waters and Charles D. Moseley, Jr., non-employee directors of the Company, serve as three of the ten directors of Aesgen. In addition, under the development agreement between Aesgen and the Company, the Company has agreed in certain circumstances not to develop a formulation for its own account or for any other person of any generic pharmaceutical product that the Company has agreed and agrees to develop for Aesgen. The Company also provides development services to Endeavor. Approximately 44% of Endeavor's fully diluted common equity is beneficially owned by certain holders of the Company's Preferred Stock which is convertible into approximately 19% of the the Company's Common Stock. The Company owns approximately 40% of the fully diluted common equity of Endeavor. Dr. Sancilio and William H. Underwood, executive officers and directors of the Company, and two other executive officers of AAI serve on the nine-member board of directors of Endeavor (which, as of the date of this Prospectus, includes one temporary vacancy). In addition, Mr. Moseley, an outside director of the Company, serves on Endeavor's board of directors. The Company leases its headquarters facility from a company in which Dr. Sancilio and Mr. Waters each owns a one-third interest. Rental fees under the lease are subject to adjustment for increases in certain expenses in operating and insuring the facility. Various conflicts of interest could arise between such related parties and the Company. The Company's Restated Certificate of Incorporation which will become effective upon completion of this Offering includes certain provisions addressing potential conflicts of interest between the Company and entities in which a director or executive officer has a financial interest. See "Certain Transactions" and "Description of Capital Stock -- Delaware Law and Certain Provisions of the Company's Restated Certificate of Incorporation and By-laws".


CONCENTRATION OF OWNERSHIP


     Following this Offering, assuming that the Underwriters' over-allotment option is not exercised, certain of the Company's executive officers will beneficially own approximately 34.7% of the outstanding shares of Common Stock, and certain of the Company's non-employee directors will beneficially own approximately 17.2% of the outstanding shares of Common Stock. Accordingly, such persons will be in a position to influence the election of the Company's directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Stockholders".


NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price was determined through negotiations between AAI and the Underwriters and may not represent prices which will prevail in the trading market. The market price of the Company's Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts and market conditions in the industry and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of the Company's Common Stock. See "Underwriting".

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of the Company's Common Stock in the public market after this Offering could adversely affect the market price of the shares of Common Stock. Of the 15,880,902 shares of Common Stock to be outstanding upon completion of this Offering, assuming the Underwriters' over-allotment option is not exercised, the 2,700,000 shares offered hereby will be freely tradeable without restriction unless held by affiliates of the Company. Taking into consideration the effect of lock-up agreements entered into by certain stockholders of the Company, 10,439,875 shares will become eligible for sale beginning 180 days after the date of effectiveness of the registration statement of which this Prospectus is a part, subject to the provisions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or Rule 701 under the Securities Act. The remaining 2,635,524 shares of Common Stock will become eligible for sale under Rule 144 at various dates thereafter as the holding period provisions of Rule 144 are satisfied. The Company has granted outstanding options to purchase a total of 444,425 shares of Common Stock, which are subject to vesting in installments over 42 months. Certain holders of the Company's capital stock are entitled to rights with respect to the registration under the Securities Act of all shares of Common Stock (13,076,206 shares) currently held or to be acquired upon conversion of shares of Preferred Stock and Class B Common Stock. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale".


BROAD DISCRETION AS TO USE OF PROCEEDS

     The Company intends to use the net proceeds of this Offering for capital expenditures (including expansion of facilities, acquisition of equipment and improvement of information systems technology), geographic expansion, possible future acquisitions, working capital and other general corporate purposes. Most of the net proceeds will be available for projects that are not yet identified and the management of the Company will have discretion with respect to the application of such proceeds. Pending such uses, the Company intends to invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing securities. See "Use of Proceeds".

CERTAIN ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

     The Company's Restated Certificate of Incorporation and By-laws, which will become effective upon the completion of this Offering, contain certain provisions that may have the effect of deterring a future takeover of the Company, including the classification of the Board of Directors into three classes. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, 10,000,000 shares of the Company's preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors of the Company may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of shares of Common Stock and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. AAI has no present plans to issue any shares of preferred stock. In addition, Section 203 of the Delaware General Corporation Law, to which the Company will be subject upon completion of this Offering, restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may delay, defer or prevent a change in control of the Company. See "Description of Capital Stock".

DILUTION

     Purchasers of Common Stock in this Offering will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock. See "Dilution".

                                  THE COMPANY

     AAI is a leading integrated contract research and development resource to the pharmaceutical and biotechnology industries, offering an efficient, variable-cost alternative to its clients' internal drug development, compliance and quality control programs. The Company provides a broad array of value-added services, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; and regulatory and compliance consulting. Since it was founded in 1979, AAI has contributed to the submission, approval or continued marketing of more than 1,250 client products worldwide, encompassing a wide range of therapeutic categories and technologies. The Company is currently providing critical development services for 48 products intended for submission to or under review by the FDA. The Company believes that its ability to offer an extensive portfolio of high quality drug development and support services enables it to effectively compete as pharmaceutical and biotechnology companies look for integrated drug development solutions that offer cost-effective results on an accelerated basis.


     In addition to its core fee-for-service business, AAI is leveraging its expertise by allocating a significant proportion of its technical resources and operating capacity to internal drug and drug technology development, in which the Company shares in the expense of development and participates in the benefits of any potential commercial success through licensing arrangements. Internal drug development is focused primarily on generic products. The Company's internal product development efforts have resulted in 12 generic product applications filed with the FDA. Applications for six of those products have been approved in its clients' names, of which four products are currently licensed to clients and two products have been sold. The Company's proprietary technology includes nine patents and three pending patent applications on formulations and methods, including liquid formulations for improved delivery of nonsteroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, and chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. Since 1993, the Company has committed a growing proportion of its technical resources on internal development and because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize license revenue from its internal development efforts.



     In 1994, as part of its internal development program, the Company organized Endeavor to develop certain hormone pharmaceutical products, focusing initially on several generic hormone products then under development by AAI. The Company owns approximately 40% of the fully diluted common equity of Endeavor.


     The Company was incorporated in 1986, although its corporate predecessor was initially founded in 1979. The Company's principal executive offices are located at 5051 New Centre Drive, Wilmington, North Carolina 28403, and its telephone number is (910) 392-1606.

     As used in this Prospectus, the terms "Company" and "AAI" include Applied Analytical Industries, Inc., its corporate predecessors and its subsidiaries, except where the context indicates otherwise.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock offered by the Company hereby are estimated to be $31,743,000 ($36,639,450 if the Underwriters' over-allotment option is exercised in full), assuming the shares offered hereby are sold at an initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses. The Company intends to use the net proceeds of this Offering for capital expenditures (including expansion of facilities, acquisition of equipment and improvement of information systems technology), geographic expansion, possible future acquisitions, working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.


     The Company intends to pursue opportunities to acquire businesses offering services similar or complementary to those offered by the Company. While the Company regularly evaluates acquisition opportunities, the Company has no present understandings, agreements or commitments that would require the use of the net proceeds of this Offering with respect to any such transaction. On May 28, 1996, the Company entered into a six-month option agreement to acquire a European contract research and development organization subject to satisfaction of material contingencies. Significant uncertainties exist whether such conditions could be satisfied prior to the expiration of the option. The Company does not intend to exercise the option if such conditions are not satisfied. In addition, the Company may elect not to exercise the option even though such conditions may be satisfied. The purchase of this firm upon exercise of the option would not require the use of any of the net proceeds of this Offering, and the Company does not intend to apply any of the net proceeds of this Offering to purchase such firm, if completed. There can be no assurance that this or any other future acquisitions will be consummated. See "Risk
Factors -- Management of Growth and Acquisition Risks" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".


                                DIVIDEND POLICY

     Prior to November 17, 1995, the Company was an S corporation for federal income tax purposes and prior to such time periodically declared and paid cash dividends to its stockholders in amounts approximately sufficient to permit its stockholders to pay their income taxes on earnings of the Company that were treated as having been earned by the Company's stockholders and in 1995 an additional monthly dividend totaling $14,000 per month. In addition, in connection with the termination of the Company's status as an S corporation, the Company declared a cash dividend in the aggregate amount of approximately $7.1 million, approximating the Company's accumulated adjustments account for federal income tax purposes as of such date. Of such dividend, $5.8 million was paid to stockholders prior to December 31, 1995 and the remainder will be paid prior to the completion of this Offering.

     The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The decision whether to pay cash dividends will be made by the Board of Directors of the Company in the light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions and other factors.

                                    DILUTION


     The pro forma net tangible book value of the Company as of June 30, 1996, assuming the conversion of all outstanding shares of Preferred Stock and Class B Common Stock into shares of Common Stock and the exercise of all stock options outstanding on the date of this Prospectus, as if such options had been exercised on June 30, 1996, was $24.6 million, or $1.84 per share of Common Stock. "Pro forma net tangible book value per share" is determined by dividing the pro forma number of outstanding shares of Common Stock into the net tangible book value of the Company (total tangible assets less total liabilities). After giving effect to the sale by the Company of the 2,700,000 shares of Common Stock offered hereby (based upon an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses), the as adjusted net tangible book value of the Company as of June 30, 1996 would have been $56.4 million, or $3.50 per share. This represents an immediate increase in net tangible book value of $1.66 per share to existing stockholders and an immediate dilution of $9.50 per share to new investors. The following table illustrates the per share dilution:



    Assumed initial public offering price per share...................            $13.00
      Pro forma net tangible book value per share as of June 30,
         1996.........................................................  $1.84
                                                                        -----
      Increase in net tangible book value per share attributable to new investors................................................  $1.66
                                                                        -----
    As adjusted net tangible book value per share after Offering......              3.50
                                                                                  ------
    Dilution per share to new investors...............................            $ 9.50
                                                                                  ======



     The following table summarizes, on a pro forma basis as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in this Offering, based upon an assumed initial public offering price of $13.00 per share:



                                    SHARES PURCHASED         TOTAL CONSIDERATION
                                  ---------------------     ----------------------     AVERAGE PRICE
                                    NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                  ----------    -------     -----------    -------     -------------
Existing stockholders...........  13,389,646      83.2%     $23,205,000      39.8%        $  1.73
New investors...................   2,700,000      16.8       35,100,000      60.2           13.00
                                  ----------    -------     -----------    -------     -------------
          Total.................  16,089,646     100.0%     $58,305,000     100.0%
                                  ==========    ======      ============   ======



     The foregoing table assumes (i) the conversion of all outstanding shares of Preferred Stock and Class B Common Stock into shares of Common Stock as of June 30, 1996, (ii) the exercise of 444,425 options outstanding on the date of this Prospectus, as if such options had been exercised on June 30, 1996 net of the effect of 235,681 options that, pursuant to the 1995 Option Plan, would be satisfied by shares to be repurchased from existing shareholders, and (iii) no exercise of the Underwriters' over-allotment option. See "Capitalization" and
Note 6 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


     The following table sets forth (i) the short-term debt and actual capitalization of the Company as of June 30, 1996, (ii) the capitalization of the Company on a pro forma basis to give effect to the conversion into Common Stock of all outstanding shares of Preferred Stock and Class B Common Stock and
(iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the 2,700,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses).



                                                                         JUNE 30, 1996
                                                               ---------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                               -------   ---------   -----------
                                                                        (IN THOUSANDS)
Short-term debt..............................................  $ 2,245    $ 2,245      $ 2,245
                                                               ========  ========    ==========
Long-term debt...............................................  $ 3,115    $ 3,115      $ 3,115
Stockholders' equity(a):
Preferred Stock, $.01 par value, 1,000 shares authorized, 883 shares issued and outstanding actual; no shares issued and outstanding pro forma; no shares issued and outstanding as
  adjusted(a)(b):............................................       --         --           --
Class A Common Stock, $.001 par value, 50,000,000 shares
  authorized, 446,799 shares issued and outstanding actual;
  13,180,902 shares issued and outstanding pro forma; $.001
  par value, 50,000,000 shares authorized, 15,880,902 shares
  issued and outstanding as adjusted(c):.....................       --         13           16
Class B Non-voting Common Stock, $.001 par value; 30,000,000 shares authorized, 10,097,772 shares issued and outstanding actual; no shares issued and outstanding pro forma; no
  shares issued and outstanding as adjusted(c)(d):...........       10         --           --
Additional paid-in capital...................................   22,311     22,308       54,048
Retained Earnings............................................    1,948      1,948        1,948
Class A Common Stock held in treasury; 40,480 shares, at
  cost.......................................................     (244)      (244)        (244)
Stock subscription receivable................................     (149)      (149)        (149)
Deferred compensation........................................     (466)      (466)        (466)
                                                               -------   ---------   -----------
  Total stockholders' equity.................................   23,410     23,410       55,153
                                                               -------   ---------   -----------
          Total long-term debt and stockholders' equity......  $26,525    $26,525      $58,268
                                                               ========  ========    ==========


- ---------------
(a)  See Note 6 of Notes to Consolidated Financial Statements.
(b) Upon completion of the Offering, the Company will amend its Restated Certificate of Incorporation to authorize 10 million shares of preferred stock, $.001 par value, and 50 million shares of Common Stock.

(c) Does not include 444,425 shares of Class B Common Stock, or following completion of this Offering 444,425 shares of Common Stock, issuable upon exercise of stock options outstanding under the Company's stock option plans as of the date of this Prospectus.

(d)  See Note 11 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA


     The selected financial data for the three years ended December 31, 1995, have been derived from the Company's consolidated financial statements, which have been audited by Price Waterhouse LLP, independent accountants. The selected historical financial data for the two years ended December 31, 1992 have been derived from the Company's financial statements, which have been audited by another independent accounting firm. The selected financial data for the six months ended June 30, 1995 and 1996, have been derived from the Company's unaudited consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary to present fairly the data for such periods. The operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1996. This information should be read in conjunction with the Company's audited consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which appear elsewhere in this Prospectus.



                                                                               SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                   JUNE 30,
                              ----------------------------------------------  -------------------
                               1991     1992     1993     1994       1995      1995       1996
                              -------  -------  -------  -------  ----------  -------  ----------
                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                  DATA)
STATEMENT OF INCOME DATA:
Net sales.................... $18,251  $21,846  $26,378  $32,882     $34,639  $16,601     $20,774
Cost of sales................   8,213    8,989    9,731   14,533      14,259    7,270       8,815
Selling expense..............   2,815    2,871    3,654    4,390       4,913    2,350       3,127
General and administrative
  expense....................   5,519    7,329    8,738    8,485       8,171    3,992       4,656
Research and development
  expense....................     375      207    1,273    2,394       3,326    1,355       1,792
Other expense, net...........     727      199      156      440       1,130      404          21
                              -------  -------  -------  -------    --------   ------    --------
Income before income taxes...     602    2,251    2,826    2,640       2,840    1,230       2,363
Income taxes.................      --       --       --       --          39       --         967
Equity income (loss).........      --       --       --     (444)        444     (414)         --
                              -------  -------  -------  -------    --------   ------    --------
Net income................... $   602  $ 2,251  $ 2,826  $ 2,196     $ 3,245  $   816     $ 1,396
                              =======  =======  =======  =======    ========   ======    ========
PRO FORMA DATA
  (UNAUDITED)(A):
Pro forma income taxes....... $   247  $   878  $ 1,125  $ 1,118     $ 1,129  $   504
Pro forma net income.........     355    1,373    1,701    1,078       2,116      312
Pro forma earnings per common
  share......................                                        $   .18              $   .12
Weighted average common
  shares outstanding.........                                     11,578,079           11,578,079
BALANCE SHEET DATA
  (AT PERIOD END)
Working capital.............. $(1,289) $  (549) $   601  $(1,181)    $12,374              $12,072
Property and equipment,
  net........................   6,454    8,477    9,121   10,782      10,904               12,400
Total assets.................  12,434   14,179   18,443   22,402      39,156               35,774
Long-term debt, less current
  maturities.................   2,214    3,526    3,273    2,738       3,378                3,115
Total stockholders' equity...   2,228    3,649    5,549    5,856      21,990               23,410
ADDITIONAL DATA(B):
Income before research and
  development expense........ $   977  $ 2,458  $ 4,099  $ 5,034     $ 6,166  $ 2,585     $ 4,155

- ---------------
(a) Pro forma data reflect the application of corporate income taxes to the Company's net income as if termination of the Company's S corporation status had occurred on January 1, 1991.
(b) Income before research and development expense represents net sales less the cost of sales, selling expense, general and administrative expense and other expense, net. While such data is not a measure of performance under generally accepted accounting principles, the Company has included income before research and development expense data because such data are used by certain investors and permit evaluation of the profitability of the Company's operations throughout the period without taking account of research and development expense. In 1993, the Company began allocating a significant portion of its technical resources and operating capacity to internal development of generic drugs and proprietary technology. The Company has only recently begun to recognize license revenue from these internal development efforts due to the significant time required for development and approval of pharmaceutical products. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Overview" and "Business -- Internal Drug and Technology Development".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company derives its revenue primarily from performing contract product development and support services for the pharmaceutical and biotechnology industries, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; and regulatory and compliance consulting. In general, the Company provides services to a client under an estimate that establishes anticipated price and scope of a project, although estimates may be adjusted during the term of the project. The terms of the Company's engagements vary, ranging from less than one month to several years, and generally may be terminated upon notice of 30 days or less by the client. Although occasionally the Company has entered into fixed-price contracts, such contracts have not constituted a material portion of its business and historically have not affected the Company's operating margins. The Company recognizes revenue on the percentage of completion basis as work is performed.

     In addition to its core fee-for-service business, the Company has allocated a growing proportion of its technical resources and operating capacity to internal drug and drug technology development projects. These projects are either internally funded or shared-risk projects with development partners. The Company has applied a portion of the net proceeds from its issuance of Preferred Stock in November 1995 and intends to use a portion of the net proceeds of this Offering to expand its capacity to enable growth in its internal development program, as well as its core fee-for-service business. Internal development projects are undertaken to develop targeted drugs and proprietary drug technologies with the intention of licensing the marketing rights to third parties. The Company has also entered into selective shared-risk development projects, reducing its fees for development services in return for license fees, typically paid upon performance of certain milestones, and royalties based on a percentage of product sales or profit. Substantially all of the Company's research and development expense are the result of internal development and shared-risk projects.

     The Company has only recently begun to recognize license revenue from its internal development efforts due to the significant time required for development and approval of pharmaceutical products. Historically, as the Company expanded its internal development program, less capacity was available for fee-for-service work to generate more immediate revenue. The Company anticipates that licensing revenue, including royalties, from internal drug and technology development will represent a larger proportion of its revenue, although there can be no assurance that internal development projects will yield products that will be approved by the appropriate regulatory authorities or will be attractive to potential clients. The Company believes that the profit margins from internal drug and technology development potentially exceed the margins on its standard core fee-for-service engagements.


     In 1994, the Company and private investors organized Endeavor to fund the development of generic hormone pharmaceutical products, which initially focused on certain products then under development by the Company. The Company owns approximately 40% of the fully diluted common equity of Endeavor and continues the development of these products under agreements with Endeavor. The Company's net sales to Endeavor were approximately $1.9 million, $3.5 million and $3.0 million in 1994, 1995 and the six months ended June 30, 1996, respectively. The Company also provides development services to Aesgen, an affiliate, and recognized net sales to Aesgen of $5.6 million and $1.9 million in 1995 and for the six months ended June 30, 1996, respectively. See "Risk
Factors -- Dependence on Certain Industries and Clients" and "Certain Transactions -- Transactions Involving Management".


     The Company accounts for its investment in Endeavor under the equity method which limits the recognition of losses to the amount invested or committed for investment and financial support. The Company acquired its equity interest in Endeavor in return for its contribution of existing formulations and technology developed by the Company that had been fully expensed. Other investors' cash contribution to Endeavor created a gain for AAI that was deferred. In connection with its investment, the Company extended a $1.5 million revolving credit facility to Endeavor. Because of this financial support commitment under the credit facility, the Company recognized a liability during 1994 and the first three quarters of 1995 equal to its proportionate share of Endeavor's operating losses, net of amortization of the deferred gain on the original investment. In connection with a cash investment by new investors in November 1995, loans under this facility were repaid during the fourth quarter of 1995 and the Company's obligation to make further loans was terminated. As a result of the termination of the Company's obligation to make further loans to Endeavor under the credit facility, the previously recorded liability was reversed in the fourth quarter of 1995. See Note 3 of Notes to Consolidated Financial Statements.

     Effective November 17, 1995, upon the issuance of the Preferred Stock the Company ceased to be treated as an S corporation for federal and state income tax purposes.

     This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include those discussed in "Risk Factors".

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain income statement data as a percentage of net sales:


                                                         PERCENTAGE OF NET SALES
                                              ---------------------------------------------
                                                                              SIX MONTHS
                                               YEAR ENDED DECEMBER 31,       ENDED JUNE 30
                                              -------------------------     ---------------
                                              1993      1994      1995      1995      1996
                                              -----     -----     -----     -----     -----
    Net sales...............................  100.0%    100.0%    100.0%    100.0%    100.0%
    Cost of sales...........................   36.9      44.2      41.2      43.8      42.4
    Selling expense.........................   13.9      13.4      14.2      14.2      15.1
    General and administrative expense......   33.1      25.8      23.6      24.0      22.4
    Research and development expense........    4.8       7.3       9.6       8.2       8.6
    Other expense, net......................    0.6       1.3       3.3       2.4       0.1
    Income before income taxes..............   10.7       8.0       8.2       7.4      11.4
    Equity income (loss)....................     --      (1.4)      1.3      (2.5)       --



  SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995



     Net sales increased $4.2 million, or 25%, to $20.8 million in the first six months of 1996 compared to the first six months of 1995. The increase was principally due to the performance of a greater number of projects, primarily for laboratory services, and to the recognition of licensing revenue.



     Cost of sales increased by $1.5 million, or 21%, to $8.8 million for the first six months of 1996 compared to the first six months of 1995. Cost of sales decreased as a percentage of net sales to 42.4% from 43.8%, reflecting the recognition of licensing revenue in 1996, the associated cost of which primarily had been recognized in prior periods.



     Selling expense increased by $777,000, or 33%, to $3.1 million in the first six months of 1996 compared to the first six months of 1995. The increase was primarily attributable to the opening of sales offices in Boston, Massachusetts; San Francisco, California; Copenhagen, Denmark; and London, England, as well as higher commission expense associated with increased sales. General and administrative expense increased by $664,000, or 17%, to $4.7 million in the first six months of 1996 compared to the first six months of 1995. The increase in general and administrative expense is primarily due to higher accruals for incentive compensation and professional fees. As a percentage of sales, the Company's general and administrative expense continued its downward trend, decreasing to 22.4% for the first six months of 1996 from 24.0% for the first six months of 1995.

     Research and development expense increased by $437,000, or 32%, to $1.8 million in the first six months of 1996 compared to the first six months of 1995, and represented 8.6% of net sales for the 1996 period compared to 8.2% of net sales in the 1995 period. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to its internal development program. The Company anticipates that, consistent with its business strategy, investments in research and development will continue to increase over the next several years.



     Other expense, net, which was primarily interest expense, decreased by $383,000, or 95%, to $21,000 in the first six months of 1996 compared to the first six months of 1995 due to the reduced borrowing levels during the 1996 period compared to 1995. In addition, interest income from marketable securities, purchased with a portion of the net proceeds of the issuance of the Preferred Stock, offset expense incurred with respect to the Company's remaining interest-bearing liabilities.



     As a result of the termination of the Company's obligations under the credit facility to Endeavor during the fourth quarter of 1995, the Company recognized no loss associated with its investment in Endeavor during the first six months of 1996, compared with a loss of $414,000 for the comparable period in 1995.



     Income taxes for the first six months of 1996 were $967,000. No income taxes were recognized for the first quarter of 1995 because the Company was treated as an S corporation for federal and state income tax purposes throughout such period.


  FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales increased by $1.8 million, or 5%, to $34.6 million in 1995 compared to 1994. The increase in net sales was primarily attributable to a greater number of fee-for-service projects undertaken by the Company. These increases were partially offset by a $1.8 million reduction of net sales to a single customer from the winding down of one project and by the Company's decision to allocate an increasing proportion of its technical resources and operating capacity to internal research and development projects.

     Cost of sales declined by $274,000, or 2%, to $14.3 million in 1995 compared to 1994. Cost of sales as a percentage of net sales decreased to 41.2% in 1995 from 44.2% in 1994. This decrease is primarily attributable to the high level of cost of sales in 1994 associated with increases in professional staffing in 1994 and with the opening of the Company's Research Triangle Park facility in 1994.

     Selling expense increased by $523,000, or 12%, to $4.9 million in 1995 compared to 1994. Such increase is primarily the result of the full-year impact of increases in the sales and marketing personnel implemented in 1994. Selling expense as a percent of net sales increased to 14.2% in 1995 compared to 13.4% in 1994 reflecting the delay in productivity as new sales personnel were trained and established relationships with prospective clients.

     General and administrative expense decreased by $314,000, or 4%, to $8.2 million in 1995 compared to 1994 primarily as a result of reductions in the level of executive compensation and the departure in 1995 of certain employees to manage an affiliate. General and administrative expense as a percentage of net sales continued its downward trend, decreasing to 23.6% in 1995 from 25.8% in 1994. The Company believes that such trend reflects the compensation reductions discussed above and the utilization of administrative leverage during the period, with the expansion of operating facilities requiring no significant increase in administrative staffing or management information systems. Such trend may not continue in the near term, as management anticipates selected increases in administrative staffing and information technology spending to support the Company's continued growth.

     Research and development expense increased $932,000, or 39%, to $3.3 million in 1995 compared to 1994. Research and development expense represented 9.6% of net sales in 1995 compared to 7.3% of net sales in 1994. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to proprietary products.

     Other expense increased by $690,000 to $1.1 million in 1995 compared to 1994, reflecting higher interest expense from increased borrowing levels during 1995 and a provision of $363,000 established in connection with litigation, currently under appeal, with a former employee of the Company terminated in 1992.

     Equity income of $444,000 was recognized in 1995 with respect to the Company's investment in Endeavor, reversing equity losses of $444,000 in 1994, due to the termination in 1995 of the Company's obligation to provide Endeavor funding under the credit facility. See Note 3 of Notes to Consolidated Financial Statements.

  FISCAL 1994 COMPARED TO FISCAL 1993

     Net sales increased by $6.5 million, or 25%, to $32.9 million in 1994 compared to 1993. The increase is attributable to an increase in the number of projects performed by the Company in 1994, as well as a $2.6 million increase in net sales resulting from a multi-year, quality control project commenced in mid-1993 for a single client.

     Cost of sales increased by $4.8 million, or 49%, to $14.5 million in 1994 compared to 1993 principally due to the costs associated with the opening of the Company's Research Triangle Park facility in 1994. These costs included the cost of hiring and training additional staff, validation of the new facilities and increased lease expense.

     Selling expense increased by $736,000, or 20%, to $4.4 million in 1994 compared to 1993, primarily as a result of increases to the sales and marketing personnel made in 1994 and higher promotional spending.

     General and administrative expense decreased by $253,000, or 3%, to $8.5 million in 1994 compared to 1993. The reduction in general and administrative expense was primarily due to decreases in the level of executive compensation in 1994 compared to 1993, partially offset by increased staffing in several administrative departments.

     Research and development expense increased by $1.1 million, or 88%, to $2.4 million in 1994 compared to 1993, as the Company continued its 1993 initiative to increase internal proprietary product and technology development activities. Research and development expense as a percentage of net sales increased to 7.3% in 1994 from 4.8% in 1993, reflecting the initiation of several new product development programs and increased spending for continuing technology development programs.

     Other expense, primarily interest expense, increased by $284,000 to $440,000 in 1994 compared to 1993 primarily due to increased borrowing levels in 1994 compared to 1993.

     Equity losses of $444,000 in 1994 were attributable to the Company's investment in Endeavor.

QUARTERLY RESULTS

     The Company's quarterly results have been, and are expected to continue to be, subject to fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of large contracts, progress of ongoing contracts, recognition of licensing revenue, acquisitions, the timing of start-up expenses for new facilities and changes in the mix of services. Since a large percentage of the Company's operating costs are relatively fixed, variations in the timing and progress of large contracts or the recognition of licensing revenue (on projects for which associated expense was recognized in prior periods) can materially affect quarterly results. In addition, recognition of equity income or loss from the Company's investment in Endeavor in any quarter could substantially affect net income. To the extent the Company's international business increases, exchange rate fluctuations may also influence these results. The Company believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors -- Variation in Quarterly Operating Results".

     The following sets forth certain unaudited quarterly statement of income data for the quarters indicated below, and certain of such data as a percentage of net sales:


                                                             QUARTER ENDED
                               --------------------------------------------------------------------------
                               MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                 1995        1995         1995            1995         1996        1996
                               ---------   --------   -------------   ------------   ---------   --------
                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales....................   $ 8,309     $8,292       $ 8,932         $9,106       $ 9,925    $ 10,849
Cost of sales................     3,626      3,644         3,476          3,513         4,118       4,697
Selling expense..............     1,269      1,081         1,305          1,258         1,544       1,583
General and administrative
  expense....................     2,097      1,895         1,959          2,221         2,273       2,383
Research and development
  expense....................       651        704           939          1,032           852         940
Other expense (income),
  net........................       172        232           220            505            29          (8)
                               ---------   --------   -------------   ------------   ---------   --------
Income before income taxes...       494        736         1,033            577         1,109       1,254
Income taxes.................        --         --            --             39           454         513
Equity income (loss).........      (462)        48            55            803            --          --
                               ---------   --------   -------------   ------------   ---------   --------
Net income...................        32        784         1,088          1,341           655         741
Income before income taxes as
  a percentage of net
  sales......................       5.9%       8.9%         11.6%           6.3%         11.2%       11.6%


LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its business through operating cash flows, proceeds from borrowings and the issuance of shares of Preferred Stock in November 1995. During 1993, 1994 and 1995, the Company generated $544,000, $4.9 million and $3.8 million, respectively, in cash flow from operations and raised $21.5 million in net proceeds in 1995 from the issuance of shares of Preferred Stock.


     Total capital expenditures were $2.3 million in 1993, $3.1 million in 1994, $1.7 million in 1995 and $2.5 million in the first six months of 1996. Capital expenditures were incurred predominantly in connection with the opening of the Company's Research Triangle Park facility and with improvements made to existing facilities. The Company anticipates capital expenditures in 1996 to be approximately $8.4 million, to be used in part for the expansion of clinical supply and niche manufacturing facilities scheduled to be completed in the second half of 1996 and the first half of 1997.



     At December 31, 1995, the Company's working capital was $12.4 million compared to a negative $1.2 million at December 31, 1994. The increase in working capital is attributable primarily to the receipt of approximately $21.5 million in net proceeds from the issuance in November 1995 of shares of Preferred Stock and the application of a portion of the net proceeds to repay certain outstanding debt and to partially fund a $7.1 million dividend declared in connection with the termination of the Company's status as an S corporation. The portion of the net proceeds from the issuance of the shares of Preferred Stock not yet applied for use is invested in investment-grade, interest-bearing, marketable debt securities. At June 30, 1996, working capital was $12.1 million, reflecting the application of a portion of the net proceeds from the issuance of the Preferred Stock for capital expenditures and other corporate purposes.


     Clients are invoiced either as work is performed or in keeping with contractual provisions. Such contractual billing arrangements have not historically adversely affected the Company's liquidity or cash flows.

     The Company has used credit facilities to fund certain capital expenditures and its short-term liquidity needs. The Company's credit facility with NationsBank, N.A. (the "Credit Facility") consists of two term loans with a total of $3.6 million outstanding as of June 30, 1996 and two lines of credit totaling $5.0 million. The interest rate on loans under the Credit Facility is 30-day LIBOR plus a variable margin based on the Company's debt-to-equity ratio. At June 30, 1996 the interest rate was 6.44%. Indebtedness under the Credit Facility is secured by substantially all of the assets of the Company and is subject to a number of covenants and restrictions relating to, among other things, financial ratios, other liabilities and indebtedness. Of the $3.6 million in outstanding term loans at June 30, 1996, approximately $2.6 million matures in December 1997, with monthly payments of $34,167 plus interest, and $1.0 million matures in December 2000, with monthly payments of $16,663 plus interest. The amount available for borrowing under the $5.0 million revolving credit lines is based upon the amount of certain accounts receivable pledged to secure the indebtedness. At June 30, 1996, the Company was eligible to borrow $5.0 million, with no balance outstanding, under the revolving lines of credit. The revolving lines of credit are scheduled to expire in August 1996 and are expected to be renewed for an additional one-year term.



     In 1988, the Company obtained $3.5 million in financing through the issuance of variable-rate industrial revenue bonds backed by a letter of credit. Interest on the Company's obligation under the bonds varies and the rate at June 30, 1996 was 3.5%. The Company's obligations under the bonds and to the bank that issued the letter of credit supporting the bonds mature in November 2000, with monthly payments on the bonds of $25,000 plus interest and annual letter of credit fees equal to 1% of the outstanding amount of the bonds. At June 30, 1996, $1.6 million was outstanding under this facility.


     In May 1996, the Company acquired an option to purchase the outstanding stock of a European contract research and development organization. The Company paid approximately $1.0 million to acquire such option, which amount is held in escrow and will be applied to the purchase price if the Company elects to exercise such option or returned to the Company if, prior to the expiration of the option, certain substantial conditions are not satisfied. Significant uncertainties exist whether such conditions could be satisfied prior to the option expiration date, November 28, 1996. The Company does not intend to exercise such option if these conditions are not satisfied and can make no prediction whether such conditions will be satisfied by November 28, 1996. In addition, the Company may elect not to exercise such option even if such conditions are satisfied, in which case it would forfeit the $1.0 million option payment.


     The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash and cash equivalents, cash flow from operations, the net proceeds from the Offering and borrowings under its Credit Facility. The Company believes that such sources of cash will be sufficient to fund operations for the current and foreseeable future and to pay existing debt as it becomes due and other capital obligations. Although the Company has no present acquisition agreements or arrangements other than described above, there may be acquisition or other growth opportunities that require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurances that such financings will be available on terms acceptable to the Company.


INFLATION

     The Company believes the effects of inflation generally do not have a material adverse effect on its results of operations or financial condition.

                                    BUSINESS


     AAI is a leading integrated contract research and development resource to the pharmaceutical and biotechnology industries, offering an efficient, variable-cost alternative to its clients' internal drug development, compliance and quality control programs. The Company provides a broad array of value-added services, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; and regulatory and compliance consulting. Since it was founded in 1979, AAI has contributed to the submission, approval or continued marketing of more than 1,250 client products worldwide, encompassing a wide range of therapeutic categories and technologies. The Company is currently providing critical development services for 44 products (including 14 products in its internal development program) intended for submission to or under review by the FDA. The Company believes that its ability to offer an extensive portfolio of high quality drug development and support services enables it to effectively compete as pharmaceutical and biotechnology companies look for integrated drug development solutions that offer cost-effective results on an accelerated basis.


     In addition to its core fee-for-service business, AAI is leveraging its expertise by allocating a significant proportion of its technical resources and operating capacity to internal drug and drug technology development, in which the Company shares in the expense of development and participates in the benefits of any potential commercial success through licensing arrangements. Internal drug development is focused primarily on generic products. The Company's internal product development efforts have resulted in 12 generic product applications filed with the FDA. Applications for six of those products have been approved in its clients' names, of which four products are currently licensed to clients and two products have been sold. The Company's proprietary technology includes ten patents and four pending patent applications on formulations and methods, including liquid formulations for improved delivery of nonsteroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, and chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. Since 1993, the Company has committed a growing proportion of its technical resources on internal development and because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize license revenue from its internal development efforts.


     In 1994, as part of its internal development program, the Company organized Endeavor to develop certain generic hormone pharmaceutical products, focusing initially on several products then under development by AAI. The Company owns approximately 40% of the fully diluted common equity of Endeavor.


     The Company's principal executive offices are located in Wilmington, North Carolina, and the Company maintains operating facilities in Wilmington and Research Triangle Park, North Carolina and sales offices in San Francisco, California; Elmwood Park, New Jersey; Boston, Massachusetts; Chicago, Illinois and San Juan, Puerto Rico. The Company also maintains sales offices in Copenhagen, London and Milan to better serve and develop its European client base.

INDUSTRY OVERVIEW

     The contract research and development industry (typically referred to as the contract research organization, or CRO, industry) provides independent product development and support services to the pharmaceutical and biotechnology industries. In 1994, pharmaceutical and biotechnology companies spent approximately $30 billion worldwide on research and development. The Company estimates that in 1994 approximately $13 billion was spent on the type of research and development services offered by the Company, including chemical characterization, analysis, synthesis and other laboratory services; drug formulation development; clinical trials production and manufacturing process development; and regulatory affairs. In addition, the Company estimates that worldwide 1994 drug company expenditures on compliance and quality assurance activities exceeded $3.6 billion. These product development and marketed-product support services, which are the primary focus of AAI's fee-for-service business, require extensive technical expertise, significant investment in capital equipment, and extensive experience in drug development processes, GMP compliance and in regulatory affairs.

     The CRO industry consists of several hundred service providers operating in various segments of the market, with many of the larger companies focusing primarily on managing clinical trials and only a few, such as AAI, offering a broad array of services. There are significant barriers to entry to providing an extensive portfolio of services, particularly in the segment of the CRO market that does not focus primarily on clinical management. These barriers include the capital investment required for state-of-the-art equipment and facilities, the employment of skilled and experienced professionals and the development of expertise in and reputation for performing critical development and support services consistent with clients' time demands and FDA regulatory requirements.

     The Company also participates in the generic drug market through licensing revenues on internally developed products and its partial ownership of Endeavor. The U.S. generic drug market has expanded sales from $3.5 billion in 1990 to $6.4 billion in 1994. Generic drugs accounted for an estimated 38% of prescriptions dispensed in the U.S. in 1994. The Company anticipates that the growth in the generic drug market will continue as managed care organizations continue policies favoring generic substitution and patents on many high dollar-volume products expire over the next several years.

FACTORS INFLUENCING INCREASED OUTSOURCING

     The Company estimates that approximately $33 billion was spent on drug development, compliance and quality control worldwide in 1994 and that approximately $3.5 billion was outsourced to independent contract service providers. The Company believes that historically the majority of outsourcing has been for clinical trials management and that pharmaceutical and biotechnology companies are increasing outsourcing in non-clinical areas to control costs and to leverage all aspects of internal development and product support capabilities. The Company believes that the following factors will contribute to a continuing increase in outsourcing activities:

     COST CONTAINMENT PRESSURES. Market forces, including a shift toward managed care, and governmental initiatives have placed significant pressure on drug companies to limit and reduce drug prices. Pricing pressures have arisen from increased competition as a result of "me too" drugs, patent expirations, generic substitution and increased purchasing power of large buyer groups. The Company believes that the pharmaceutical and biotechnology industries are responding to these pressures by downsizing and rationalizing internal research and development programs, favoring outsourcing as a variable-cost alternative. Although these factors are driving drug companies to contain costs, drug companies' needs for development capacity continue. In particular, the need for additional capacity to increase the speed of new product development, maximizing the period of marketing exclusivity, and to increase economic returns has driven the need for outsourced services. In addition, market forces, including the demand arising from an aging population and the incidence of chronic disorders and life-threatening conditions such as infectious diseases, including AIDS, have increased the pressure to develop new products. AAI believes that firms with an extensive, integrated portfolio of drug development and support services will have a competitive advantage in the market, as pharmaceutical and biotechnology companies look for integrated drug development solutions offering cost-effective results on an accelerated basis.

     PATENT EXPIRATIONS. Patents for products representing $10.5 billion of 1994 U.S. drug sales are scheduled to expire by December 31, 2000. These patent expirations are forcing drug companies to develop new products or modify existing products to maintain market share against generic product competition. The Company believes that the pressure to develop new products and modify existing products, combined with internal capacity constraints, is leading companies to outsource these activities. Further, the Company believes that these patent expirations are providing generic drug companies with more product opportunities than their internal development capacity can sustain, resulting in increased outsourcing. AAI believes that firms offering integrated formulation development services and expertise in a broad variety of dosage forms will benefit from this trend.

     CONSOLIDATION IN THE PHARMACEUTICAL INDUSTRY. The pharmaceutical industry is consolidating as companies seek to reduce costs and increase revenue through business combinations. Once consoli-dated, many pharmaceutical companies aggressively manage costs by eliminating jobs, decentralizing the research and development process and outsourcing in an effort to reduce the fixed costs associated with internal drug development and product support.

     BIOTECHNOLOGY INDUSTRY AND "VIRTUAL" DRUG COMPANY GROWTH. The biotechnology industry has grown rapidly over the last 10 years and has introduced a significant number of new compounds for development. Many biotechnology companies do not have the necessary in-house resources to conduct required development and testing. In addition, as a result of recent product development setbacks encountered by some biotechnology companies, the Company believes that many biotechnology companies are turning to experienced development firms for analytical and regulatory expertise. Furthermore, the number of "virtual" drug development companies with little or no internal development or support resources have increased substantially over the past five years. Accordingly, these companies must outsource development and support services. The Company believes firms with formulation development and biotechnology expertise will benefit from this trend.

     INCREASING GENERIC PRODUCT DEVELOPMENT. Market opportunities arising with the large number of impending patent expirations and market forces favoring generic substitution have recently led many pharmaceutical companies to form divisions focused exclusively on the development of generic products. These generic product divisions are often allocated limited internal development capabilities and must outsource some or all of their development and product support needs. The Company believes that firms offering a broad array of integrated development and support services will benefit the most from this trend.

     NEED FOR TECHNICAL EXPERTISE. Certain new compounds present complex challenges in drug development, including acceptable profiles for stability, delivery and other formulation parameters. Given the extensive expertise of certain independent drug development firms, pharmaceutical and biotechnology companies increasingly look to these firms for innovative solutions to complex issues. AAI believes that firms with a reputation for high quality, innovative, solution-driven contract work will have a key role in the area of difficult drug development.

     NEED FOR DATA MANAGEMENT EXPERTISE. Regulatory agencies are increasing the volume of data required for regulatory filings, as well as requesting increased access to this data. Furthermore, the FDA is encouraging the use of computer-assisted filings in an effort to expedite the approval process. Resource allocations and priorities may lead drug companies to outsource to firms with automated data management capabilities. The Company believes that firms that stay abreast of technological innovations and changing regulatory requirements will have a competitive advantage.

     GLOBALIZATION OF THE MARKETPLACE. Foreign pharmaceutical companies, particularly firms in Japan and Europe, are increasingly seeking to obtain approval to market their existing products in the U.S. Due to a lack of familiarity with the complex U.S. regulatory system and the difficulty in bringing their operating facilities into FDA-required GMP compliance, foreign firms are increasingly relying on independent development companies with experience in the U.S. to provide integrated services through all phases of product development and to assist in preparing regulatory submissions. The Company believes that domestic firms with established regulatory expertise and a broad range of integrated development services will benefit from this trend.

THE DRUG DEVELOPMENT PROCESS

     Under the U.S. regulatory system, the development process for new pharmaceutical products can be divided into three distinct phases. The pre-clinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an Investigational New Drug ("IND") exemption for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans. The second, or clinical, phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA's GMP regulations. Data from these activities are compiled in a New Drug Application ("NDA"), or for biotechnology products, a Product License Application ("PLA"), for submission to the FDA requesting approval to market the drug. The third phase, or post-approval phase, follows FDA approval of the NDA, or PLA, and involves the production and continued analytical and clinical monitoring of the drug. The post-approval phase also involves the development and regulatory approval of product modifications and line extensions, including improved dosage forms, of the approved product, as well as for generic versions of the approved drug, as the product approaches expiration of patent or other exclusivity protection.

     The following figure illustrates the drug development process and the component activities involved in each of the three phases. The figure also illustrates the areas of AAI's service offerings. The process is described in more detail below.

                                    FIGURE 1
                          THE DRUG DEVELOPMENT PROCESS

                        [DRUG DEVELOPMENT PROCESS CHART]

DESCRIPTIVE APPENDIX FOR FIGURE 1:

[The following is required for the EDGAR filing and will not appear in the printed prospectus: The figure is separated into three broad vertical fields, with each field separated by a narrow column. The left hand field is entitled "The Pre-Clinical Phase" with three vertical columns of boxes. The left hand column contains two vertically descending boxes, captioned "Discovery" and "Drug Screening". The center column contains four vertically descending boxes, captioned "Scale Up", "Chemistry", "Analysis" and "Formulation", with arrows pointing in both horizontal directors from the "Analysis" and "Formulation" boxes, spanning the entire field. The right hand column contains two vertically descending boxes, captioned "Regulation" and "Stability". Below the boxes is a row of three broad arrows, aligned under the three columns, captioned, from left to right, "Discovery", "Animal Toxicology" and "Animal Pharmacology". To the right of such field is a narrow column with the vertical caption, "IND Submission and Review". To the right of such column is the broad center vertical field with the caption, "The Clinical Phase", with three vertical columns of boxes. The left hand column contains five vertically descending boxes with the captions, "PHASE I", "Bulk Chemicals", "Dosage Development", "Clinical Supplies" and "Bioanalytical and Metabolism". The center column contains four vertically descending boxes with the captions, "PHASE II", "Clinical Supplies", "Analytical" and "Stability", with arrows pointing in both directions from the "Stability" box, spanning the entire field. The right hand column contains four vertically descending boxes, captioned "PHASE III", "Production Validation", "SOP's Generated" and "Regulatory". Below the boxes is a row of three broad arrows, aligned under the three columns, captioned, from left to right, "Human Toxicology", "Human Pharmacology" and "Efficacy". To the right of such field is a narrow column with the vertical caption, "NDA Submission and Review". To the right of such column is the broad right hand vertical field with the caption, "The Post-Approval Phase", with three vertical column of boxes. The left hand column contains three vertically descending boxes with the captions, "PHASE IV", "Production" and "QA/QC". The center column contains three vertically descending boxes with the captions, "Product Improvements", "Stability" and "Analytical", with arrows pointing in both horizontal directions from the "Stability" and "Analytical" boxes, spanning the entire field. The right hand column contains four vertically descending boxes with the captions, "Production", "Formulation", "Regulatory" and "Bioequivalence", with the "Bioequivalence" box shifted one-half column to the left and arrows pointing in both horizontal directions from the "Bioequivalence" box spanning to the center and right hand columns. Below the boxes is a row of three broad arrows, aligned under the three columns, captioned, from left to right, "Production Introduction", "Line Extensions" and "Generic Competition". The following boxes are shaded to indicate areas of services currently provided by AAI: left hand field "Chemistry", "Analysis", "Formulation", "Regulatory" and "Stability"; center field, "Dosage Development", "Bioanalytical and Metabolism", "Analytical", "Stability", "Production Validation", "SOP's Generated", "Regulatory" and both "Clinical Supplies" boxes; right hand field, "QA/QC", "Product Improvement", "Stability", "Analytical", "Formulation", "Regulatory" and "Bioequivalence".]

  THE PRECLINICAL PHASE

     The development of a new pharmaceutical agent begins with the discovery or synthesis of a new molecule. These agents are screened for pharmacological activity using various animal and tissue models, with the goal of selecting a lead agent for further development. Additional studies are conducted to confirm pharmacological activity, to generate safety data and to evaluate prototype dosage forms for appropriate release and activity characteristics. Protocols for these studies are designed in anticipation of fulfilling regulatory requirements. Once the pharmaceutically active molecule is fully characterized, an initial purity profile of the agent is established. During this and subsequent stages of development, the agent is analyzed to confirm the integrity and quality of material produced. In addition, development and optimization of the initial dosage forms to be used in clinical trials is completed, together with analytical models to determine product stability and degradation. Upon successful completion of preclinical safety and efficacy studies in animals, an IND submission is prepared and provided to the FDA for review prior to human clinical trials. The IND submission consists of the initial chemistry, analytical, formulation and animal testing data generated during the preclinical phase. The review period for an IND submission is 30 days, after which, if no comments are made by the FDA, the product candidate can be studied in Phase I clinical trials.

     The process for the development of biotechnology products parallels the process outlined above. Biotechnology products frequently are large proteins, with activity that is different from the activity of small, organic molecules. Proteins may be coupled with other biologically active molecules, such as lipids or sugars, for enhanced or modified biological activity. Biotechnology products may be composed of the building blocks of DNA. Because of the diversity of the nature of biotechnology products and their substantial molecular size (usually hundreds of times larger than small, organic molecules), special technology is required for their production, as well as their subsequent analysis. In addition, highly sophisticated analytical techniques are required to characterize the structure of these molecules.

     Biotechnology products, especially proteins, may be produced with living cells. Purity testing can be complex since living cells may harbor viruses and other agents. The potential presence of these agents, and the requirement to establish degradation profiles and identify impurities associated with production and purification, further require establishing, validating and conducting specialized tests and assays. Formulation development in this area is often more complex than for small, organic drug substances. Generally, molecules produced using recombinant DNA technology are inherently less stable than their organic counterparts because structural integrity must be maintained through administration and distribution of the product. Accordingly, certain aspects of the development process for biotechnology products may be more challenging than similar aspects encountered in the development of small, organic molecules.

  THE CLINICAL PHASE

     Following successful submission of an IND application, the sponsor is permitted to conduct Phase I human clinical trials in a limited number of healthy individuals to determine the drug's safety and tolerability which analysis includes bioanalytical assays to determine the availability and metabolization of the active ingredient following administration. Prior to conducting these early stage toxicology trials, the drug sponsor must secure bulk supply of the active ingredient to support the necessary dosing of the Phase I trials.

     Phase II clinical trials involve administering the drug to individuals who suffer from the target disease or condition, to determine the drug's potential effectiveness and ideal dose. These pharmacology trials require scale up for manufacture of increasingly larger batches of bulk chemical. These batches require validation analysis to confirm the consistent composition of the product. When further safety (toxicology), tolerability and an ideal dosing regimen have been established, Phase III clinical trials involving large numbers of patients are conducted to verify the efficacy and long-term safety of the drug. Throughout the clinical phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, large-scale production protocols and written standard operating procedures ("SOPs") for each aspect of commercial manufacture and testing must be developed.

     After the successful completion of Phase III clinical trials, the sponsor of the new drug submits an NDA, or PLA, to the FDA requesting that the product be approved for marketing. An NDA, or PLA, is a comprehensive, multi-volume application that includes, among other things, the results of all pre-clinical and clinical studies, information about the drug's composition and the sponsor's plans for producing, packaging and labeling the drug. The FDA's review may be accelerated from a few months, for drugs related to life-threatening circumstances, to many years, with the average review lasting two and one-half years. Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities, that will be involved in the manufacture, packaging, testing and control of the drug product for GMP compliance. Drugs that successfully complete NDA or PLA review may be marketed in the United States, subject to all conditions imposed by the FDA.

  THE POST-APPROVAL PHASE

     Following NDA or PLA approval, the drug manufacturer must comply with quality assurance and quality control requirements throughout production and must continue chemical analytical and stability studies of the drug in commercial production to continue to validate production processes and confirm product shelf life. Raw materials must be analyzed prior to use in production, and samples from each manufactured batch must be tested prior to release of the batch for distribution to the public. Failure to comply with FDA regulations in manufacture or testing during this phase could result in severe sanctions, including product recalls or closing of facilities.

  PATENT EXPIRATION AND GENERIC DEVELOPMENT

     Typically, a drug sponsor obtains patent protection for a new chemical entity commencing upon initial discovery. Due to the length of the development and regulatory review processes, a significant portion of the patent exclusivity period expires prior to the initial marketing of the product. As patent expiration ensues, the sponsor may extend the brand life of the product by developing new formulations, including line extensions and improved or extended dosage forms or strengths, improved taste of an orally administered product, modifications to drug absorption to reduce the time of onset of therapeutic activity and improvements to the stability of the product. The new product must be tested for stability and additional clinical toxicology studies may be performed. Upon completion of all necessary studies, a supplemental NDA is filed with the FDA requesting approval to market the modified product.

     As a drug's patent expires, the drug is subject to generic competition. Generic products must be approved by the FDA through the submission of an Abbreviated New Drug Application ("ANDA"). In general, a generic product is developed with the goal of being classified by the FDA as therapeutically equivalent to an FDA-approved reference product (i.e., the innovator's product). Such a rating would permit the substitution of the generic product by pharmacies for the prescribed reference product. To establish therapeutic equivalence, the generic product must contain the same active ingredients, be of the same dosage form and provide the same strength and route of administration as the reference product. In addition, the generic formulation must also satisfy prescribed standards of strength, quality, purity and identity and must be shown in bioequivalency studies with healthy individuals to produce a rate and extent of absorption of active ingredients not significantly different from those of the reference product. The FDA does not require the generic drug sponsor to separately demonstrate the safety or efficacy of the generic form if it is shown to be therapeutically equivalent to an existing FDA-approved product. Accordingly, the development period for generic products is typically shorter when compared to the review period for new drug products. In addition, the regulatory review of an ANDA is generally considerably shorter than for an NDA.

     As the foregoing figure and discussion illustrate, the drug development process requires multiple services often conducted in parallel. Any capacity constraints in any area of the process could severely limit the ability of a drug company to develop a pipeline of products.

STRATEGY


     The Company's objective is to be the leading provider of drug development and support services to the pharmaceutical and biotechnology industries worldwide and to continue to leverage its development expertise to expand its internal development of drugs and drug technologies. The Company believes that its customer-focused approach enables it to serve as a value-added partner in solving complex product development problems, providing cost-effective results on an accelerated basis. Further, its broad services assist clients with virtually all aspects of product support and GMP compliance during commercial manufacture. The Company believes that its reputation for high quality, innovative, reliable and efficient services and its capital investment in state-of-the-art equipment and facilities, skilled and experienced professional staff, and expertise in performing critical development and support services represent barriers to entry in its market. The Company believes that these factors provide the Company with an opportunity to continue to compete successfully in this growing market. The Company's strategy is to:


  OFFER BREADTH OF HIGH QUALITY SERVICES

     The Company consistently invests in personnel, facilities, technology and information systems to provide its clients with a broad range of high quality development and support services. AAI has built the internal technical expertise to address difficult product challenges spanning the drug development process. For each development project, the Company assigns a team of highly qualified scientists and technicians that interacts with clients throughout a project's duration. The Company intends to expand its development capabilities by adding services that are complementary to its existing product development and support services. The Company intends to cover most significant aspects of pharmaceutical and biotechnology product development, offering clients a source for seamless product development and support.

  INVEST IN STATE-OF-THE-ART FACILITIES

     The Company intends to continue to invest in state-of-the-art equipment and facilities to further increase the quality and breadth of its services, as well as to improve productivity. For example, the Company is currently adding a containment suite to permit the development of potent compounds that is scheduled to be completed in the third quarter of 1996. The Company also plans to enhance its bioanalytical skills by acquiring advanced analytical equipment, to expand its biotechnology expertise by adding virology capabilities and to increase its clinical supply manufacturing capabilities by adding facilities for manufacturing sterile injectable products. The Company intends to invest on an ongoing basis in advanced and automated equipment and facilities to improve productivity and quality and maintain its competitive position.

  EXPAND GEOGRAPHICALLY

     The Company believes that establishing a presence in certain domestic and international regions will enable the Company to more effectively compete for services that require rapid turnaround and for certain biotechnology business. In addition, the Company believes that geographic expansion will offer it access to additional pools of talented professional and technical staff. Further, adding facilities outside the U.S. also permits the Company to provide services without certain regulatory restrictions applicable to delivery and testing of substances in the U.S. The Company intends to add facilities in the northeast and on the west coast, as well as in targeted international markets. Geographic expansion may be accomplished by internal growth, acquisitions or joint ventures.

  LEAD IN INFORMATION TECHNOLOGY

     The Company believes that superior information technology is essential to expand operations geographically and to provide innovative services to clients to enable clients to better monitor their projects and expedite FDA review. Accordingly, the Company operates a customized data management system connects approximately 125 analytical instruments, permitting automated data capture. In addition, the Company's proprietary laboratory tracking system ("LTS") tracks the status of each project being performed by the Company, including the time expended by Company personnel for each step of the project, permitting the Company to quantify capacity issues and schedule additional projects.

     The Company is currently operating a pilot-phase system providing certain domestic and international clients secure access to in-progress laboratory data. This system will allow a client to monitor directly the status of its project, enabling the client to make immediate changes to the scope and format of the project. The Company believes this system will allow development to be completed more efficiently and, accordingly, at a lower cost to its clients. In addition, the Company intends to offer its clients secure, on-line access through the Internet to review all of the data generated through the development process on their individual projects. The Company anticipates that this data management system may lead to shortened FDA-review periods for products submitted by clients using the Company's system since the FDA will have on-line access to client data in support of an application. The Company intends to introduce this service to a broader client group in the first half of 1997.

  EXPAND INTERNAL DEVELOPMENT PROGRAM

     The Company intends to dedicate a significant proportion of its development capabilities to internal product and technology development with the objective of licensing marketing rights to third parties. As part of this strategy, the Company has entered into selected shared-risk development projects providing for license payments and royalties following successful completion of the project based upon net sales or profits. The Company does not intend to independently commercialize products developed internally or otherwise directly compete with its clients in the marketing or distribution of products and, accordingly, believes that its internal development efforts are complementary to its clients' development needs. Because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize significant license revenue from its internal drug and technology development efforts.

SERVICES

     The Company provides a broad array of drug development services, including chemical analysis, synthesis and other laboratory services; formulation development; clinical supply and niche manufacturing; and regulatory and compliance consulting. The Company assigns project management teams consisting of customer service representatives and technical employees that meet with clients at frequent intervals to monitor and guide projects through the development process. Continual client interaction allows the Company to efficiently manage the drug development process.

     In general, the Company's laboratory services account for approximately one half of its fee-for-service revenue, although relative amounts vary from year to year. Formulation development projects and clinical supply and niche manufacturing generally contribute the major portions of remaining annual fee-for-service revenue.

  LABORATORY SERVICES

     In support of drug development and compliance programs, the Company offers laboratory services to characterize and measure drug components and impurities. The Company has over 16 years' experience in providing analytical testing services dedicated exclusively to the drug industry and has developed the scientific expertise, state-of-the-art equipment and broad range of scientific methods to accurately and quickly analyze almost any compound or product. The Company's laboratory services include method development and validation; stability studies; raw materials and release testing; biotechnology, microbiology and bioanalytical testing; product characterization and organic synthesis. In 1995, the Company performed more than 90,000 laboratory tests.

     METHOD DEVELOPMENT AND VALIDATION. The Company develops and validates methods used in a broad range of laboratory testing necessary to determine physical or chemical characteristics of compounds. Analytical methods are developed to demonstrate potency, purity, stability or physical attributes. These methods are validated to assure the data generated by these methods are accurate, precise, reproducible and reliable and are used throughout the drug development process and in product support testing. Of the Company's 463 employees, more than 100 of the Company's scientists (including 22 who hold Ph.D. degrees) are experienced with method development and validation.


     STABILITY STUDIES. The Company provides stability testing and secure storage facilities necessary to establish and confirm product purity, potency and other shelf-life characteristics. Stability testing is required at all phases of product development, from dosage form development through commercial production to confirm shelf life of each manufactured batch. The Company maintains a 27-chamber, state-of-the-art controlled climate GMP facility to determine the range of storage conditions the product can withstand. FDA regulations require that samples of clinical and commercial products placed in stability chambers be analyzed in a timely fashion after scheduled "pull points" occur, based on the date of manufacture. The Company's proprietary LTS system tracks client products maintained at the Company's stability storage facilities and automatically schedules required testing as pull points occur. As of June 30, 1996, the Company maintained samples for 700 stability studies for clinical supplies and commercial products.


     RAW MATERIALS AND PRODUCT RELEASE TESTING. The Company offers testing required by the FDA to confirm that raw materials used in production and resulting finished products are consistent with established specifications. Due to the incorporation of "just in time" inventory control systems and variations in client production schedules, release testing for both raw materials and the finished product often cannot be scheduled by clients in advance, yet must be performed immediately. The Company believes that its internal scheduling systems, analytical laboratory expertise and systems for prompt testing provide it with a competitive advantage in providing both raw material and batch release testing. The Company believes that this service enhances its client's confidence in adopting cost-saving "just-in-time" inventory control systems.

     BIOTECHNOLOGY ANALYSIS AND SYNTHESIS. Although the types of analytical investigations of biotechnology products are similar to those required for more traditional pharmaceutical products, the complex molecular structure of many biotechnology products requires different technology and expertise. The Company provides a broad array of biotechnology services including both analytical and biological testing and method development and validation. AAI's breadth of services allow the Company to rapidly deduce and characterize the complex structure of the biotechnology product and measure the molecule or its metabolites in human blood plasma to support clinical trial evaluation. The Company has expertise in a broad spectrum of biochemical and immunochemical methods for characterization and analysis of biotechnology drugs. These methods include amino acid sequencing, amino acid analysis, peptide mapping, carbohydrate and lipid analysis and electrophoresis. The Company also has expertise in developing chromatographic methods that precisely evaluate the purity and stability of biotechnology products. This service breadth and diversity of analytical skills and technologies positions the Company to assist its clients from early product development through the IND and PLA stages and commercial production.

     MICROBIOLOGICAL TESTING. Microbiological testing is an essential indicator to ensure that a drug product, whether raw material or finished product, does not contain harmful micro-organisms. The Company has significant experience conducting various microbial tests to identify and quantify micro-organisms that may be present, including limulus amebocyte lysate (LAL) testing, which measures toxic byproducts of micro-organisms, and particulate matter testing to determine the presence of foreign matter in injectable drug products. The Company also performs sterility testing to identify the genus and species of any micro-organisms that are present. In addition, the Company performs tests to determine the effectiveness of antibiotics against micro-organisms and minimum levels of preservatives necessary in product formulations.

     The Company also assists clients with environmental monitoring, including water and air systems testing using an automated biochemical system to identify micro-organisms present and determine whether such systems are within applicable microbial limits. The Company assists clients in validating their environmental control systems to ensure compliance with GMP regulations.

     BIOANALYTICAL TESTING. The Company offers bioanalytical testing services to support clinical trials, analyzing plasma samples to characterize the metabolized forms of the drug and determine the rate of absorption. Bioanalytical studies of new drugs often present challenging and complex issues, with products being metabolized into multiple active and inactive forms, each of which must be measured. The Company works with its clients to develop and validate analytical methods to permit detection and measurement of the various components to trace levels.

     PRODUCT CHARACTERIZATION. The Company has the expertise and instruments required to identify and characterize a broad range of chemical entities. Characterization analysis identifies the chemical composition, structure and physical properties of a compound, and characterization data forms a significant portion of a regulatory application. The Company uses numerous techniques to characterize the compound, including spectroscopy, chromatographic analysis and other physical chemistry techniques. Additionally, the Company uses such information for control testing to be performed throughout development and marketing to confirm consistent drug composition. Once appropriate test methods are developed and validated, and appropriate reference standards (highly pure samples) are characterized and certified, the Company can assist clients by routinely testing compounds for clinical and commercial use.

     ORGANIC SYNTHESIS. The Company develops synthesis methods for producing experimental quantities of new compounds needed for analytical characterization, toxicological studies, formulation development and clinical trials. Through organic synthesis techniques, the Company can produce reference standards of the active compound, specific impurities, degradation by-products, bioassay reference standards or molecular analogs to permit sufficient quantities of such compounds to be separately characterized and studied.

  FORMULATION DEVELOPMENT SERVICES


     The Company provides integrated formulation development services, enabling the Company to take a client's compound and develop a safe and stable product with desired characteristics. The Company believes its formulation expertise and extensive analytical capabilities enable it to provide an efficient, seamless development program, with a dedicated project team tracking the product through all stages of formulation development. The Company provides formulation development services to its clients during each phase of the drug development process from new compounds and modifications of existing products, to generic versions of branded products. The Company's formulation development projects may support a small segment of critical development activities or may last for several years going from early formulation development to optimized and validated production-scale, packaged product. Currently, the Company is providing critical development services for 44 products (including 14 products in its internal development program) for submission to or under review by the FDA.


     The Company's formulation development expertise spans a broad spectrum of therapeutic areas. The Company works with clients to develop products with desired characteristics, including dosage form, strength, release rate, absorption properties, stability and appearance. The Company has developed significant product and process "know-how" that enables it to more efficiently solve the complex problems that arise in developing formulations with targeted characteristics and has developed a range of proprietary product technologies that allow it to better achieve desired results in product design and development.

     In providing formulation services, the Company works closely with clients to design and conduct feasibility studies to chart the potential of formulating a drug using a combination of active drug ingredients and inert "filler" materials called excipients. Using experimental designs, initial prototype formulations are prepared to identify potential problems in stability, bioavailability and manufacturing. Generally, formulation development is an iterative process, with numerous initial formulations being modified as problems are encountered. The Company believes its experience and expertise in formulation development, as well as certain proprietary technologies, permit it to design efficient protocols for identifying and optimizing prototypes with the greatest potential.


     Upon selection of the final product prototypes, the Company develops protocols to scale the product batch size from development stage (hundreds to thousands of units) to clinical scale (thousands to millions of units). During the clinical phase the Company refines the formulation in response to clinical, bioanalytical and stability data. The manufacturing scale-up process involves identifying and resolving manufacturing problems to facilitate an efficient transfer to the full-scale production equipment of the Company's clients. Throughout the development process, the Company develops and validates the analytical methods necessary to test the product to establish and confirm product specifications.


     In addition to new drug development, the Company offers product modification and line extension services to clients, generally for marketed products facing patent expiration. Modifications of existing products offer the Company's clients an opportunity to improve product characteristics, increasing product market viability. Improved product characteristics include enhancement of stability, absorption profiles (e.g., quick or sustained release), taste and appearance. Product line extensions may include new dosage forms such as solids, liquids and chewables, as well as new dosage strengths. Product modifications and line extensions offer clients the opportunity to target new patient subpopulations and improve patient compliance. The Company also offers formulation services to clients seeking to develop generic products.

  CLINICAL SUPPLY AND NICHE MANUFACTURING

     The Company provides clinical trials materials for Phase I through IV clinical trials, as well as bioequivalency studies of generic products. In the two years ended December 31, 1995, the Company produced more than 40 million units of more than 100 products in its clinical supply facilities. The Company has expertise in manufacturing tablets, capsules, sachets, liquids and suspensions, creams, gels, lotions and ointments. The Company believes that outsourcing of clinical supply manufacturing is particularly attractive to pharmaceutical companies that maintain large, commercial-quantity, batch facilities, where clinical supply manufacturing would divert resources from revenue-producing manufacturing. Similarly, pharmaceutical companies often seek to outsource commercial manufacturing of small quantity products. In addition, the Company provides its clients assistance in scaling up production of clinical supply quantities to commercial quantity manufacturing, and manufactures inventory on behalf of clients for commercial sale while client production facilities are being built and validated.

     The Company's manufacturing facilities and equipment are qualified and validated to operate under GMP regulations.

     The Company currently maintains a five-room manufacturing facility, which has been operating at or near capacity. The Company is completing the construction of four additional processing rooms scheduled to be completed in the third quarter of 1996 and an additional ten processing rooms scheduled to be completed in the first half of 1997. In addition to clinical supply manufacturing, the Company is currently manufacturing one commercial product for a client.

  REGULATORY AND COMPLIANCE CONSULTING

     The Company assists in the preparation of regulatory submissions, audits a client's vendors and client operations, conducts seminars, provides training courses, and advises clients on applicable regulatory requirements. The Company also assists international clients in designing development programs for new or existing drugs intended to be marketed in the United States. At the client's request, the Company will either review client prepared submissions or draft sections and assemble IND, NDA, PLA and ANDA packages and attend FDA meetings with clients.

     The Company assists clients in preparation for FDA inspections and assists them in correcting any deficiencies noted in FDA inspections. In preparation for an FDA inspection, the Company's regulatory affairs specialists conduct mock inspections to anticipate FDA observations and advise clients of appropriate remedial actions. The Company also audits manufacturers of active and excipient ingredients used in the drug product, as well as packaging components, on behalf of clients to ensure that the manufacturers' facilities are in compliance with GMP regulations. Such audits generally include review of the vendor drug master files, analysis of standard operating procedures, review of production records, and observation of operations to ensure SOPs are being followed. Audit reports include recommendations to address any deficiencies. The Company also advises clients on validation issues concerning their systems and processes and audits client facilities to assist them in validating their processes, cleaning, water and air handling systems.

     The Company leverages its in-house laboratory training programs by providing training to clients' employees. Training programs scheduled in 1996 include GMP training, pharmaceutical testing techniques, metrology and quality assurance topics. In addition, the Company organizes and conducts seminars worldwide on a number of topical industry issues. In 1996, the Company has conducted six seminars, with an additional six seminars scheduled for the remainder of the year, covering stability issues, validation requirements in analytical laboratories, cleaning validation and microbiology.

  PHASE I/BIOEQUIVALENCY STUDIES

     The Company is scheduled to open a 48-bed clinical trial facility at its Research Triangle Park location in the third quarter of 1996. The clinical trial unit will be located in the same facility as the Company's bioanalytical laboratory and will permit time-sensitive and rapid-response analysis in clinical trials. The clinical trial unit is initially intended for use in bioequivalency studies of generic drug products and is intended to be available for Phase I clinical trials by the first quarter of 1997. When opportunities arise and the economics are attractive, the Company intends to expand its service offerings into other phases of clinical trials in the future to assist its clients in moving product development seamlessly between clinical and nonclinical activities, providing consistency, continuity and quality throughout the development process and avoiding fragmentation of the process.

INTERNAL DRUG AND TECHNOLOGY DEVELOPMENT


     The Company intends to dedicate a significant proportion of its technical resources and operating capacity to internal drug and technology development with the objective of licensing marketing rights to third parties. The Company does not intend to independently commercialize products developed internally or otherwise directly compete with its clients in the marketing or distribution of products and, accordingly, believes that its internal development efforts are complementary to its clients' development needs. The Company's internal product and technology development program has resulted in 12 generic product applications filed with the FDA. Applications for six of those products have been approved in its clients' names, of which four products are currently licensed and two have been sold. The Company's current development pipeline consists of ten unlicensed products in multiple dosage forms. The internal development program has also resulted in 12 patents covering drug technology and three pending patent applications.



     Since 1993, the Company has spent over $8.7 million on research and development, all related to its internal drug and technology development program. Because of the significant time required for development and approval of pharmaceutical products, the Company has only recently begun to recognize license revenue from its internal drug and technology development efforts. The Company anticipates that licensing revenue, including royalties and milestone payments, from internal drug and technology development will represent a larger proportion of its revenue, although there can be no assurance that internal development projects will yield products that will be approved by the appropriate regulatory authorities or will be attractive to potential clients. In 1996, the FDA approved a generic product licensed by the Company to a client which is the first approved generic version of a branded product which had over $100 million in sales in 1995. The Company expects to receive royalties on this product beginning in the fourth quarter of 1996, although there can be no assurance that such product will be marketed. Although there is a risk that any particular development project may not produce revenues, the Company believes that the profit margins from successful drug and technology development projects potentially exceed the margins on standard fee-for-service engagements.

     INTERNAL DRUG DEVELOPMENT


     In 1993, the Company began allocating a significant portion of its technical resources and operating capacity to internal development of generic drugs. The U.S. generic drug market has expanded sales from approximately $3.5 billion in 1990 to approximately $6.4 billion in 1994. Generic drugs accounted for 38% of prescriptions dispensed in the U.S. in 1994. The Company anticipates that the growth in the generic drug market will continue as managed care organizations pursue policies favoring generic substitution and as patents on many high revenue products expire over the next several years.


     The Company's research and development committee, composed of representatives from the formulations development, marketing and legal departments, identifies potential generic drug development candidates for the program. The committee selects development candidates after reviewing market size and trends, current therapies and potential advances, patent and formulation issues. In certain instances, the committee has also invited outside consultants and medical panels to review selections.


     The first group of products in the Company's internal product development program involved generic versions of certain hormone products. In 1994, as part of its internal development program, the Company organized Endeavor with certain financial investors and an affiliate of Berlex Laboratories, Inc. to continue the development of certain generic hormone products then under development by AAI. The Company assigned its rights to such products to Endeavor in return for approximately 47% of Endeavor's equity during a private placement of Endeavor stock, and the Company entered into a development contract with Endeavor to continue product development and clinical supply manufacture. AAI currently owns approximately 40% of the fully diluted common equity of Endeavor, and the Company's net sales to Endeavor were approximately $2.0 million, $3.5 million and $3.0 million in 1994, 1995 and the six months ended June 30, 1996, respectively. Endeavor is currently developing two products in multiple dosage strengths, although there can be no assurance that such products will ultimately be approved by the FDA. See "Business -- Endeavor" and "Certain
Transactions -- Transactions Involving Management".



     In 1995 the Company entered into an agreement with Aesgen, a company organized by the Company with an affiliate of Mayo Clinic, MOVA Pharmaceutical Corporation and certain financial investors, to develop certain generic products. AAI recognized net sales to Aesgen of $5.6 million and $1.9 million in 1995 and for the six months ended June 30, 1996, respectively. In June 1996, the Company sold to Aesgen marketing rights to a product being developed by the Company. Under the agreement, Aesgen will pay license fees and additional royalties upon marketing the product, although there can be no assurance that the product will be approved by the FDA or marketed. AAI continues to hold a $1.6 million non-voting, non-convertible preferred stock investment in Aesgen. See "Certain Transactions -- Transactions Involving Management".


     In addition to its development work for Endeavor and Aesgen, the Company has continued its internal development of products to be licensed to third parties that have marketing and distribution capabilities. The Company has entered into four license agreements of products which are currently in development. The terms of the license agreements vary as to amounts of initial and milestone payments, as well as methods and extent of revenue participation. In 1996, the Company has continued to increase the number of internal projects and currently has ten products, in addition to the already licensed products, at various stages of development. While the Company anticipates that most of its product license agreements will provide that prospective clients will sponsor the approved ANDA, the Company has made two ANDA submissions for internally developed products in its own name which are currently under review at the FDA.

     Continuing to leverage its development capabilities, the Company is moving beyond generic drug development and has also begun reviewing new compounds that are chemically similar to currently marketed products with proven therapeutic and safety profiles, and that offer improved characteristics over the marketed product. Such improved characteristics would include enhanced therapeutic indices, reduced side effects, improved bioavailability and improved pharmacokinetics. Since considerable toxicity data already exists for the marketed product, the Company believes that new compound modifications or pro-drugs generally could be developed with less risk of failure and in a shorter time frame than new chemical entity development. The Company believes that virtual and limited resource drug companies provide opportunities to enter into collaborative ventures to identify and develop this type of compound. The Company has completed preliminary analysis of five such compounds and has entered discussions with two pharmaceutical companies to enter into shared-risk development projects with each company, although there can be no assurance that the Company will enter into shared-risk agreements for these products.

     TECHNOLOGY DEVELOPMENT PROGRAM

     As an adjunct to the internal development program, the Company has sought to protect certain intellectual property it has developed relative to the drug development process. The Company has established a patent committee which meets quarterly to review employee-generated submissions of possible patentable subject matter. The patent committee reviews the novelty and usefulness of the submission and, with input from the marketing department as to commercial viability, determines to either pursue a patent application or designate the submission as a trade secret.


     The Company's technology development program has yielded twelve issued patents and has three pending applications. For example, the Company's patented Pro-Sorb(TM) formulation technology has been shown to facilitate the oral absorption of a number of non-steroidal anti-inflammatory drugs or NSAIDs, such as ibuprofen, to reduce gastric irritation and speed the onset of therapeutic activity. In addition, the Company has patented a novel oral delivery system for certain biotechnology compounds that may currently be administered only by injection.



     The Company has one licensing agreement for a patented technology for the manufacture of low-dose products which are typically difficult to uniformly blend and an additional licensing arrangement for its patented chewable formulations to mask the otherwise bitter taste of certain ulcer drugs. In June 1996, the Company assigned to a third party certain of its patented technology for the production of a high-purity active ingredient for a generic drug product. The Company is seeking licensing partners for its other recently developed technologies.


ENDEAVOR


     The Company owns shares of convertible preferred stock of Endeavor, representing approximately 40% of the fully diluted common equity. AAI also provides development services to Endeavor at terms that the Company believes are no less favorable than terms that would be obtained from an unrelated third party.



     As of the date of this Prospectus, Endeavor has submitted an ANDA for one product in multiple dosage strengths and has received notice from the FDA citing certain major deficiencies with the application. Endeavor is pursuing the ANDA. Endeavor is currently developing one other product in multiple dosage strengths. Endeavor does not market any products, has not received approval of any product and there can be no assurance that the FDA will approve any of its products. Endeavor's revenues are dependent upon approval of its products, and continued product development by Endeavor is dependent upon it obtaining product approvals or additional capital funding. The Company believes that Endeavor intends to market its products through licensing to third parties.



     In addition to his duties at AAI, Frederick D. Sancilio, President of the Company, serves as a senior management employee and director of Endeavor. Dr. Sancilio does not maintain an office or have day-to-day responsibilities at Endeavor and devotes a substantial majority of his time to the management of the Company. In addition, three other executive officers of AAI serve on Endeavor's nine-member board of directors, which includes one temporary vacancy as of the date of this Prospectus. See "Certain Transactions -- Transactions Involving Management".

INFORMATION TECHNOLOGY

     The Company has made significant investments in information technology. The Company's LTS system tracks laboratory workflow and enables the Company to effectively monitor and plan work through the Company's laboratories. The system monitors the progress of a client's project, records time expended by laboratory personnel, tracks sample locations and controls document revisions. The Company's customized data management system connects approximately 125 analytical instruments with multiple software architectures permitting automated data capture. In addition, the Company is currently conducting a pilot test of a system allowing certain domestic and international clients secured access to review in-progress laboratory data. This system will allow a client to efficiently monitor the immediate status of the project and make changes to the scope and format of its project. The Company intends to introduce this system to a broader client group in 1997.

     The Company believes that superior information technology will enable it to expedite the development process by designing innovative services for individual client needs, providing project execution, monitoring and control capabilities that exceed a client's internal capabilities, streamlining and enhancing data presentation to the FDA and enhancing its own internal operational productivity while maintaining its quality. The Company is committed to taking a leadership position in the competitive use of information to enhance the pharmaceutical development process. The Company has begun to develop a database of client information integrating data, documents, electronic messages, and reference services. The Company intends to make this database available with secured on-line access through the Internet which would permit client access to data on its projects at any location worldwide and facilitate FDA on-line access to the extensive data necessary to support the chemistry, manufacturing and control section of a regulatory application. The Company also believes that this service will allow clients to avoid delays currently incurred in FDA staff audits of paper-copy data stored at the Company's or clients' facilities.

CLIENTS

     Over the past five years, the Company has provided services to 24 of the top 25 pharmaceutical companies in the world as ranked by 1994 research and development spending. During 1995, the Company provided services under approximately 850 contracts to approximately 220 clients, including some of the largest U.S., European and Japanese drug companies.


     The Company believes that concentration of business among certain large clients is not uncommon in the CRO industry. The Company has experienced such concentration in the past and may experience such concentration in the future. During 1995, Aesgen, a major U.S.-based pharmaceutical company and Endeavor accounted for 10% or more (approximately 16.0%, 12.1% and 10.2% respectively) of the Company's net sales. During the first six months of 1996, one client (Endeavor) accounted for 10% or more (approximately 14.6%) of the Company's net sales. Aesgen accounted for approximately 9.3% of net sales for the first six months of 1996. Although AAI strives to reduce its reliance on a limited number of major clients, there can be no assurance that the Company's business will not be dependent upon certain major clients, the loss of which could have a material adverse effect on the Company. In addition, due to the project nature of the Company's business, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods, and accordingly the Company does not currently anticipate that the client representing 12.1% of 1995 net sales will represent 10% or more of annual net sales in the future. See "Risk Factors -- Dependence on Certain Industries and Clients".


MARKETING AND BUSINESS DEVELOPMENT

     Since its inception, the Company has taken a customer-focused approach in marketing its services, often placing the Company's technical personnel with its clients' development teams to participate in planning meetings for the development of a product. The Company assigns sales and technical personnel as contacts for its larger clients, understanding that technical personnel may be better able to identify the full scope of the client's needs and suggest innovative approaches before the client formally develops the parameters of an anticipated project. Generally, the Company also hosts more than ten technical seminars per year for the pharmaceutical and biotechnology industries addressing a variety of formulation development issues, stability testing and other topics.


     The Company employs 11 sales personnel and 12 customer service representatives, many with technical backgrounds, with offices in Wilmington and Research Triangle Park, North Carolina; San Francisco, California; Elmwood Park, New Jersey; Boston, Massachusetts; Chicago, Illinois and San Juan, Puerto Rico. The Company also maintains sales offices in Copenhagen, London and Milan to better serve and develop its European client base.


CONTRACTUAL ARRANGEMENTS

     The Company's fee-for-service contracts are typically evidenced by signed service estimates establishing an estimated fee for identified services. During the Company's performance of a project, clients often adjust the scope of services to be provided by the Company in light of interim project results, at which time the amount of fees is adjusted accordingly.

     Generally, the Company's fee-for-service contracts are terminable by the client upon notice of 30 days or less, although certain major formulation development and manufacturing agreements are not unilaterally terminable by the client. Although the contracts typically permit payment of certain fees for winding down a project, the loss of a large contract or the loss of multiple contracts could adversely affect the Company's future revenue and profitability. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, the failure of product prototypes to satisfy safety requirements and unexpected or undesired results of product testing. See "Risk Factors -- Dependence on Certain Industries and Clients".

BACKLOG

     Backlog consists of anticipated net sales from signed service estimates and other fee-for-service contracts that have not been completed and provide for a readily ascertainable price. Once contracted work begins, net sales are recognized as the service is performed on the percentage of completion basis. In certain cases, the Company begins work for a client before a contract is signed. Accordingly, backlog does not include anticipated net sales for which the Company has begun work but for which the Company does not have a signed service estimate, or for any variable-priced contracts. In addition, during the course of a project the client may substantially adjust the requested scope of services and corresponding adjustments are made to the price of services under the contract.

     The Company believes that its backlog as of any date is not a meaningful predictor of future results because backlog can be affected by a number of factors, including variable size and duration of contracts and adjustments in the scope of a contracted project as interim results become available. Additionally, contracts generally are subject to termination by clients upon 30 days notice or less. Moreover, the scope of a contract can change over the course of a project. At December 31, 1995, backlog was approximately $19.7 million, as compared to $12.7 million at December 31, 1994.

COMPETITION

     The Company competes against the in-house research, quality control and other support service departments of pharmaceutical companies, as well as university research labs. In addition, the Company believes that although there are numerous competitors in its industry, there are few competitors that offer a broad array of services that it provides. The largest competitor offering these services is Corning Lab Services, Inc., a subsidiary of Corning, Inc. Certain of the Company's competitors, including Corning Lab Services, Inc., may have significantly greater resources than the Company. Competitive conditions for service areas vary.

     Competitive factors include reliability, turn-around time, reputation for innovative and quality science, capacity to perform numerous required services, financial viability and price. The Company believes that it competes favorably in these areas.

POTENTIAL LIABILITY AND INSURANCE

     The Company maintains product liability and professional errors and omissions liability insurance, providing $5 million in coverage on a claims-made basis. In addition, in certain circumstances the Company seeks to manage its liability risk through contractual provisions with clients requiring the Company to be indemnified by the client or covered by clients' product liability insurance policies. In addition, in certain types of engagements, the Company seeks to limit contractual liability to its clients to the amount of fees received by the Company. The contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification, liability limitation and insurance coverage vary from client to client and from project to project. Although most of the Company's clients are large well-capitalized companies, the financial performance of these indemnities is not secured. Therefore, AAI bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations or that liability would exceed the amount of applicable insurance. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. There can be no assurance that the Company's insurance coverage will be adequate or that insurance coverage will continue to be available on terms acceptable to the Company. See "Risk Factors -- Potential Liability and Risks of Operations".

GOVERNMENT REGULATION

     The services performed by the Company are subject to various regulatory requirements designed to ensure the quality and integrity of pharmaceutical products, primarily under the Federal Food, Drug and Cosmetic Act and associated GMP regulations which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of drug manufacture, testing and record keeping, including personnel, facilities, equipment, controls of materials, processes and laboratories, packaging, labelling and distribution. Noncompliance with GMP by the Company in a project could result in disqualification of data collected by the Company in the project. Material violation of GMP requirements could result in additional regulatory sanctions, and in severe cases could result in a mandated closing of the Company's facilities which would materially and adversely affect the Company's business.

     To help assure compliance with applicable regulations, the Company has established quality assurance controls at its facilities that monitor ongoing compliance by auditing test data and regularly inspecting facilities, procedures and other GMP compliance parameters. In addition, FDA regulations and guidelines serve as a basis for the Company's standard operating procedures. Certain of the Company's development and testing activities are subject to the Controlled Substances Act, administered by the Drug Enforcement Agency (the "DEA"), which regulates strictly all narcotic and habit-forming substances. The Company maintains separate, restricted-access facilities and heightened control procedures for projects involving such substances due to the level of security and other controls required by the DEA.

     The Company's activities involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result which could materially adversely affect the financial condition of the Company.

EMPLOYEES


     At June 30, 1996, the Company had 459 full-time equivalent employees, of which 34 hold Ph.D. degrees and approximately 50 others who hold masters or other post-graduate degrees. The Company believes that its relations with its employees are good. None of the Company's employees is represented by a union.

     The Company's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for such skilled personnel is high. The Company believes that its employee benefit plans, including its health benefit, profit-sharing and employee stock option plans, enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with the Company. In addition, the Company operates a 65-child, employee day-care facility at its Wilmington, North Carolina campus as a benefit to its employees and is expanding this facility. While the Company has not experienced any significant problems in attracting or retaining qualified staff, there can be no assurance that the Company will be able to avoid these problems in the future.

     All employees enter into confidentiality agreements protecting the Company's proprietary information, as well as client-confidential material. New technical employees are generally required to sign non-competition agreements, prohibiting the employee from engaging in activities in competition with the Company for a period of one year after termination of employment.

LEGAL PROCEEDINGS

     The Company is currently appealing a judgment in an action, Kurtzman v. Applied Analytical Industries, Inc., involving a claim by a former management employee for damages arising from his termination of employment. In such matter, the former employee alleged that a contract of employment existed between him and the Company for a term of years. In 1995, a judgment for approximately $363,000 was entered against the Company following a jury trial. The Company has recorded the full amount of such judgment as an expense on its 1995 consolidated statement of income. The matter is currently being appealed by the Company before the North Carolina Court of Appeals, and the former employee is appealing the court's decision not to award prejudgment interest. In connection with the investment in November 1995 by the holders of the Preferred Stock, James L. Waters and Frederick D. Sancilio (directors and significant stockholders of the Company) have agreed to indemnify the Company for the $363,000 judgment in the event that the Company is ultimately required to pay such amount. See "Certain Transactions -- Transactions Involving Management".


FACILITIES


     The Company's principal executive offices are located in Wilmington, North Carolina, in a 17,000-square foot leased facility. The Company's primary facilities are located in Wilmington and Research Triangle Park, North Carolina constituting approximately 150,000 square feet of operational and administrative space. The Company maintains sales offices in San Francisco, California; Elmwood Park, New Jersey; Boston, Massachusetts; Chicago, Illinois; San Juan, Puerto Rico and European sales offices in Copenhagen, Denmark, London, England, and Milan, Italy. The Company believes that its facilities are adequate for the Company's operations and that suitable additional space will be available when needed.

     The Company is completing the construction of a 48-bed clinical trial facility at its Research Triangle Park facility to conduct Phase I and bioequivalency studies. The clinical facility is scheduled to open in the third quarter of 1996. In addition, the Company is expanding its clinical supply and niche manufacturing capacity more than threefold with additional processing rooms scheduled to be completed throughout the second half of 1996 and the first half of 1997.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and titles of the individuals who are directors and executive officers of the Company:

              OFFICER OR DIRECTOR            AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    Frederick D. Sancilio, Ph.D............  46    Chairman of the Board of Directors and
                                                     President
    William H. Underwood...................  48    Executive Vice President, Chief
                                                   Operating Officer and Director
    Anthony F. Arato.......................  48    Vice President, Manufacturing and
                                                     Engineering
    Mark P. Colonnese......................  40    Vice President, Chief Financial
                                                   Officer, Treasurer
    Martin S. Hunicutt.....................  45    Vice President, Marketing and Sales
    James Swarbrick, Ph.D..................  62    Vice President, Research and
                                                     Development
    R. Forrest Waldon......................  34    Vice President, General Counsel and
                                                     Secretary
    Joseph H. Gleberman....................  38    Director
    Charles D. Moseley, Jr.................  53    Director
    John M. Ryan...........................  51    Director
    James L. Waters........................  70    Director

     Frederick D. Sancilio, Ph.D., is Chairman of the Board of Directors and President of the Company. With more than 20 years' experience in the pharmaceutical industry, Dr. Sancilio worked with Burroughs-Wellcome Co., Schering-Plough Corporation, and Hoffmann-LaRoche, Inc. before founding the Company in 1979. He has published more than 30 scientific articles discussing various aspects of pharmaceutical chemistry and regularly makes scientific presentations at pharmaceutical seminars and meetings worldwide.

     William H. Underwood has served as Chief Operating Officer since 1995, as Executive Vice President of the Company since 1992, as Vice President from 1986 to 1992, and as a director since January 1996. He has held positions in the pharmaceutical and cosmetic industries for more than 17 years, in positions including Director of Quality Assurance and Director of Manufacturing at Mary Kay Cosmetics, Inc. and Group Leader of Bacteriological Quality Control at Burroughs-Wellcome Co.

     Anthony F. Arato joined AAI in 1981 and currently serves as Vice President of Manufacturing and Engineering. Over the past decade he has served in numerous capacities and management positions. Prior to joining AAI, Mr. Arato was employed for eight years as a field engineer for Perkin-Elmer Corporation.

     Mark P. Colonnese joined AAI in 1993 and currently serves as Vice President, Chief Financial Officer and Treasurer. Prior to joining AAI, Mr. Colonnese worked as a financial executive at Schering-Plough Corporation for 10 years, most recently as Senior Director of Planning and Business Analysis.

     Martin S. Hunicutt joined AAI in 1994 as Vice President of Marketing and Sales. Prior to joining AAI, Mr. Hunicutt worked for nineteen years in a variety of capacities for Burroughs-Wellcome Co. Mr. Hunicutt's experience includes service as marketing project director for a major pharmaceutical product, director of marketing with responsibilities for both marketed and pre-launch products, and product manager with commercial management responsibilities.

     James Swarbrick, Ph.D., joined the Company in 1993 as Vice President of Research and Development. Prior to joining the Company, Dr. Swarbrick was Professor and Chairman of the Division of

Pharmaceutics and Director of Graduate Studies in the School of Pharmacy at the University of North Carolina at Chapel Hill. Dr. Swarbrick serves on the FDA's Generic Drugs Advisory Committee and serves as Chairman of the Pharmaceutical Research and Manufacturers Association Foundation's Pharmaceutics Advisory Committee and is a member of that organization's Scientific Advisory Committee. Dr. Swarbrick has published extensively in areas of pharmaceutics and product development with more than 60 research publications to date and is co-author of Physical Pharmacy, a graduate text, and senior co-author of the Encyclopedia of Pharmaceutical Technology which is used throughout the pharmaceutical industry.

     R. Forrest Waldon has served as the Company's General Counsel and Secretary since 1989 and as a Vice President since 1993. Prior to joining AAI, Mr. Waldon was a corporate attorney with the Atlanta, Georgia law firm of Thrasher & Whitley, P.C.


     Joseph H. Gleberman joined the Company's Board of Directors in 1995. Mr. Gleberman has been employed by Goldman, Sachs & Co. since 1982 and has been a Partner of Goldman, Sachs & Co. since 1990. Mr. Gleberman serves as a director of BCP Essex Holdings, Inc., Biofield Corporation and Diagnostic Holdings, Inc.



     Charles D. Moseley, Jr. has served as a director of the Company since January 1996. Since 1983, Mr. Moseley has been a partner of Noro-Moseley Partners, a venture capital firm. Mr. Moseley is also a director of One Price Clothing Stores, Inc. and several privately held companies.



     John M. Ryan has served as a director of the Company since January 1996. Mr. Ryan serves as managing partner of Ryan Partners, a consulting firm he founded in July 1996. In July 1996, Mr. Ryan retired as a partner of Coopers & Lybrand, L.L.P., an accounting firm. Mr. Ryan has served as a director of numerous private companies.



     James L. Waters has served as Director of the Company since 1981 and as a non-employee officer from 1982 until 1996. Mr. Waters is a private investor in numerous companies and was the founder of Waters Associates, Inc., now known as Waters Corporation, a scientific instrumentation manufacturer. Mr. Waters served as a director of Millipore Corporation.


     All directors are elected at the annual meeting of stockholders and hold office until the election and qualification of their successors at the next annual meeting of stockholders. Pursuant to a Stockholder Agreement among the Company and its stockholders entered into in November 1995 in connection with the purchase by GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1995, L.P. and Bridge Street Fund 1995, L.P. (the "Goldman Investors") and others of the Preferred Stock, the Goldman Investors have the right to designate one member of the Board of Directors for so long as the Goldman Investors and their affiliates (which includes Goldman, Sachs & Co.) beneficially own ten percent or more of the outstanding shares of the Common Stock. Mr. Gleberman currently serves on the Board of Directors as the Goldman Investors' designee. Immediately following the completion of this Offering, and assuming no additional shares of Common Stock are acquired by the Goldman Investors or their affiliates in this Offering, such persons would beneficially own 14.3% of the outstanding shares of Common Stock. Pursuant to the employment agreement between the Company and Dr. Sancilio, the Company is required to use its best efforts to cause Dr. Sancilio to be re-elected to the Board of Directors during the term of his employment. See "Management -- Employment Agreement". In addition, certain stockholders have entered into agreements under which certain of them have the right to designate members of the Board of Directors, which agreements will expire upon completion of this Offering.

     The Company's Restated Certificate of Incorporation that will become effective upon completion of this Offering provides that the Board of Directors shall be divided into three classes, as nearly equal in number as may be, to serve in the first instance for terms expiring at the first, second and third annual meeting of stockholders, respectively, following the first annual meeting of stockholders to be held following this Offering. See "Description of Capital Stock -- Delaware Law and Certain Provisions of the Company's Restated Certificate of Incorporation and By-laws".

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the internal auditors. Messrs. Gleberman, Moseley and Ryan serve on the Audit Committee. The Compensation Committee is responsible for reviewing and approving all compensation arrangements for the officers of the Company and for administering the Company's 1995 Restricted Stock Award Plan, 1995 Stock Option Plan and 1996 Stock Option Plan. Messrs. Moseley and Ryan serve on the Compensation Committee.

     Directors of the Company receive no compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities in 1995 by: (i) the Company's chief executive officer and (ii) the Company's next four most highly-compensated executive officers who were serving as executive officers at the end of 1995 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                              1995 ANNUAL COMPENSATION
                 NAME AND                   -----------------------------            ALL OTHER
            PRINCIPAL POSITION              SALARY ($)(A)       BONUS ($)       COMPENSATION ($)(C)
- ------------------------------------------  -------------       ---------       -------------------
Frederick D. Sancilio, Ph.D...............     306,580(b)         79,217                2,882
  President
William H. Underwood......................     166,343                --                2,882
  Executive Vice President
Martin S. Hunicutt........................     130,000                --                1,825
  Vice President
James Swarbrick...........................     130,000                --                2,497
  Vice President
Mark P. Colonnese.........................     121,448                --               37,478(d)
  Vice President and Chief Financial
     Officer

- ---------------

(a)  Includes amounts deferred pursuant to the Company's 401(k) plan.
(b)  Includes $12,500 in salary paid by Endeavor.
(c) Such amounts include the Company's contributions under its 401(k) and profit sharing plans in the following amounts: Dr. Sancilio, $2,882; Mr. Underwood, $2,882; Mr. Hunicutt, $1,825; Mr. Swarbrick, $2,497 and Mr. Colonnese, $2,882.
(d) Of such amount, $34,596 was paid as relocation expense in 1995 in connection with Mr. Colonnese's acceptance of employment in 1993.

EMPLOYMENT AND COMPENSATION AGREEMENTS

     On November 17, 1995 (the "Signing Date"), the Company and Frederick D. Sancilio entered into an employment agreement (the "Employment Agreement") to secure Dr. Sancilio's services as Chairman of the Board and President of the Company. The employment agreement has an initial three-year term which is automatically extended for an additional one-year period on each anniversary of the Signing Date unless either party gives the other notice prior to the anniversary date of its intention not to extend the term of the Employment Agreement. Under the Employment Agreement, Dr. Sancilio will serve as the Company's Chairman of the Board, President and chief executive officer, and the Company is required to use its best efforts to cause Dr. Sancilio to be re-elected to the Company's Board of Directors and to the boards of directors of affiliates of the Company on which boards of directors Dr. Sancilio was serving on the Signing Date and to be elected a director of any majority-owned subsidiary of the Company acquired after the Signing Date.

     The Employment Agreement provides that Dr. Sancilio will receive an annual salary of $250,000, which amount may be increased by the Board of Directors and once increased may not be reduced. The Employment Agreement provides that Dr. Sancilio will be eligible to receive bonus compensation of up to 50% of his annual salary if the Company attains certain performance objectives set jointly by the Board of Directors and Dr. Sancilio. In addition, Dr. Sancilio will be eligible to participate in employee benefit plans made available generally to the Company's executive officers and any other Company compensation or incentive plans of a long or short-term nature and to receive other perquisites not to exceed, in the aggregate, $10,000 per year.

     Under the Employment Agreement, the Company can terminate Dr. Sancilio's employment at any time, with or without cause, as defined in the Employment Agreement. In the event that the Company terminates Dr. Sancilio's employment without cause or in the event that Dr. Sancilio terminates his employment within 90 days of an event of constructive discharge (defined in the agreement to include, among other things, the removal of Dr. Sancilio from, or the failure of Dr. Sancilio to be elected to, the positions of Chairman of the Board or President, a reduction in Dr. Sancilio's responsibilities or relocation of the Company's principal executive offices by more than 30 miles from its current location), Dr. Sancilio would be entitled to receive payments aggregating three times his then current annual salary to be paid in monthly installments over two years, during which time Dr. Sancilio would continue to receive medical and life insurance benefits. The agreement requires Dr. Sancilio to refrain from certain activities in competition with the Company for a period of two years after the termination of his employment for any reason.

     The Employment Agreement also provides Dr. Sancilio with the right to require the Company to purchase a portion of the Common Stock owned by him upon the termination of his employment in certain circumstances, which right will expire upon completion of this Offering. The Employment Agreement also obligates the Company to use its best efforts to cause Endeavor to employ Dr. Sancilio as a senior management employee at an annual salary of at least $100,000 with bonus compensation of up to 50% of annual salary to be paid if performance targets are attained and greater amounts if targets are exceeded. Endeavor has employed Dr. Sancilio on such terms. See "Certain Transactions -- Transactions with Management".

     On November 20, 1995, the Company agreed to a cash bonus plan for Mr. Colonnese pursuant to which he would receive a cash bonus of $50,000 upon the closing of an initial public offering of the Common Stock and an additional $50,000 one year later. In addition, in the event that the trading price per share of the Common Stock exceeds $12.525 for 90 consecutive days, Mr. Colonnese shall receive a $50,000 bonus and an additional $50,000 bonus one year thereafter.

STOCK OPTION AND RESTRICTED STOCK AWARD PLANS

     Under the Company's 1995 Restricted Stock Award Plan (the "Restricted Stock Plan") and the 1995 Stock Option Plan (the "1995 Option Plan") and the 1996 Stock Option Plan (the "1996 Option Plan"; collectively with the 1995 Option Plan, the "Option Plans"), the Company is authorized to award up to 105,453 restricted shares of Class B Common Stock and options to purchase up to 738,165 shares of Class B Common Stock. Upon completion of this Offering all outstanding shares of Class B Common Stock issued under the Restricted Stock Plan will be converted into one share of Common Stock and each option to purchase one share of Class B Common Stock will be converted into an option to purchase one share of Common Stock at the same price per share. The following summary descriptions of the principal terms of the Restricted Stock Plan and Option Plans do not purport to be complete and are qualified in their entirety by the full text of the Restricted Stock Plan and Option Plans, which have been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  RESTRICTED STOCK PLAN

     The purpose of the Restricted Stock Plan is to promote the growth and profitability of the Company by increasing the personal participation of certain employees in the financial performance of the

Company, to compensate such employees for their contributions to the success of the Company and to assure the continued participation of such employees in the growth of the Company through the grant of restricted stock awards.

     The Restricted Stock Plan is administered by a committee (the "Committee") composed solely of members of the Board of Directors who are both "disinterested persons" (as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended) and "outside directors" (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder). The Committee has the authority to interpret the terms and provisions of, and adopt, amend and rescind general and special rules relating to, the Restricted Stock Plan.

     The Restricted Stock Plan permits the award of shares of Class B Common Stock to long-term employees of the Company and other key employees as selected by the Committee. Awards of shares under the Restricted Stock Plan vest over time, and in the event of termination of a participant's employment with the Company other than as a result of death, disability or retirement all unvested shares are forfeited to the Company. Prior to the completion of this Offering such shares would vest five years after the date of the award. However, pursuant to the Restricted Stock Plan, upon completion of this Offering, 50% of the shares awarded under the Restricted Stock Plan will vest on the first anniversary of the date of completion of this Offering and the remaining shares will vest on the second anniversary. Unvested shares will vest immediately upon completion of certain transactions involving a change in control of the Company or a sale by the Company of all or substantially all of its assets. Shares that have not vested may not be transferred other than pursuant to certain domestic relations orders.

     Of the 105,453 shares available under the Restricted Stock Plan, 104,696 shares have been awarded and were outstanding as of June 30, 1996. Such awards were made to 119 employees, including all employees of the Company who had been with the Company for six years or more and had maintained satisfactory job performance levels. Any shares forfeited by participants under the Restricted Stock Plan are available for future awards. No director or executive officer of the Company has been granted shares of Class B Common Stock under the Restricted Stock Plan.

  OPTION PLANS

     The purpose of the Option Plans is to promote the growth and profitability of the Company and its subsidiaries by increasing the personal participation of officers and key employees in the financial performance of the Company. The Option Plans are administered by the Committee. The Committee has the authority to interpret the terms and provisions of, and adopt, amend and rescind general and special rules relating to the administration of, the Option Plans and to make all other determinations necessary and advisable for the administration of the Option Plans. All of the Company's employees are eligible to receive stock options to purchase shares of Class B Common Stock ("Options") pursuant to the Option Plans.

     Awards of Options may be made to officers and other key employees of the Company or its subsidiaries ("Optionees"). The Option Plans permit awards of Options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and nonqualified options. The Committee is authorized to establish the exercise price of Options, although the per share exercise price for options intended to qualify as incentive stock options may not be less than 100% of the fair market value of a share of Class B Common Stock on the date of grant (110% for certain 10% stockholders). The exercise price per share of any option awarded under the Option Plans may not be less than 100% of the fair market value of a share of Class B Common Stock on the date of grant of the Option (the "Grant Date") unless all members of the Compensation Committee agree, and in no event may it be less than 75% of the fair market value on the Grant Date. In addition, pursuant to an agreement among the Company and its stockholders entered into in connection with the issuance of the Preferred Stock the exercise price for options granted under the 1996 Option Plan may be no less than the per Common Share equivalent price paid by the purchasers of the Preferred Stock in November 1995 ($8.35). The Committee is authorized to set the term of the options, which may be no longer than 10 years (5 years for certain options intended to qualify as incentive stock options).

     Options awarded under the Option Plans become exercisable with respect to 25% of the total shares under the option six months after the grant date, 50% of the total shares 18 months after the grant date, 75% of the total shares 30 months after the grant date and 100% of the total shares 42 months after the grant date. The Options become immediately exercisable upon completion of certain transactions involving a change in control of the Company or a sale by the Company of all or substantially all of its assets. Unexercised options expire upon termination of the Optionee's employment, other than as a result of death, disability or retirement, in which cases Options may be exercised for a specified period after termination of employment. Options may not be transferred other than by will or the laws of descent and distribution or pursuant to certain qualified domestic relations orders.

     Of the 242,538 shares of Class B Common Stock authorized under the 1995 Option Plan, options to purchase 235,681 shares had been issued to 12 employees and were outstanding on June 30, 1996. The exercise price of such options is $8.35 per share, except for options to acquire 2,214 shares granted in June 1996 at $9.10 per share. Under the terms of the plan, the Company will purchase from Dr. Sancilio and Mr. Waters, upon the exercise of Options, a number of shares of Class B Common Stock (or Common Stock following mandatory conversion of Class B Common Stock) equal to the number of shares subject to the exercised Options, at an exercise price equal to the exercise price of such Options (or Common Stock following the mandatory conversion of Class B Common Stock) to provide the shares for issuance.

     Of the 495,627 shares authorized under the 1996 Option Plan, Options to purchase 208,744 shares had been issued to 83 employees and were outstanding on June 30, 1996. The exercise price of such Options is $8.35 per share. The 1996 Option Plan permits the award of options to purchase no more than 210,876 shares prior to January 1, 1997 and no person may be awarded Options to purchase more than 189,750 shares of Class B Common Stock under the 1995 Option Plan or more than 253,000 shares of Class B Common Stock under the 1996 Option Plan. Options for the following numbers of shares have been granted under the 1995 Option Plan to the following Named Executive Officers of the Company at an exercise price per share equal to $8.35: Mr. Colonnese, 88,093 shares, Mr. Swarbrick, 79,871 shares and all executive officers as a group, 167,964 shares. Options for the following numbers of shares have been granted under the 1996 Option Plan to the following Named Executive Officers of the Company at an exercise price per share equal to $8.35: Mr. Hunicutt, 101,376 shares, Mr. Underwood, 7,680 shares and all executive officers as a group, 124,416 shares.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to Options awarded under the Stock Option Plans. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

     An Optionee will not recognize any taxable income upon the grant of a nonqualified option and the Company will not be entitled to a tax deduction with respect to such grant. Upon exercise of a nonqualified option, the excess of the fair market value of the shares on the exercise date over the exercise price will be taxable as compensation income to the Optionee. Subject to the Optionee including such excess amount in income or the Company satisfying applicable reporting requirements, the Company should be entitled to a tax deduction in the amount of such compensation income. The Optionee's tax basis for the shares received pursuant to such exercise will equal the sum of the compensation income recognized and the exercise price.

     In the event of a sale of shares received upon the exercise of a nonqualified option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such stock was more than one year.

     Generally, an Optionee should not recognize taxable income at the time of grant or exercise of an incentive stock option and the Company should not be entitled to a tax deduction with respect to such grant or exercise. The exercise of an incentive stock option generally will give rise to an item of tax preference that may result in alternative minimum tax liability for the Optionee.

     A sale or other disposition by an Optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such Optionee and more than two years after the date of grant of the incentive stock option should result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain or loss to the Optionee with no deduction being allowed to the Company. Upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the transfer of the shares to the Optionee or within two years after the date of grant of the incentive stock option (including the delivery of such shares in payment of the exercise price of another incentive stock option within such period), any excess of (a) the lesser of (i) the fair market value of the shares at the time of exercise of the Option and (ii) the amount realized on such disqualifying sale or other disposition of the shares over (b) the exercise price of such shares, should constitute ordinary income to the Optionee and the Company should be entitled to a deduction in the amount of such income. The excess, if any, of the amount realized on a disqualifying sale over the fair market value of the shares at the time of the exercise of the Option generally will constitute short-term or long-term capital gain and will not be deductible by the Company. Special rules may apply to Optionees who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended.

     Under certain circumstances the accelerated vesting or exercise of Options in connection with a change of control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of section 280G of the Internal Revenue Code. To the extent it is so considered, the Optionee may be subject to a 20% excise tax and the Company may be denied a tax deduction.

     SECTION 162(M). Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the Company on the last day of the taxable year. Compensation attributable to Options granted under the Option Plans should not be subject to such deduction limitations.

                              CERTAIN TRANSACTIONS

TRANSACTIONS INVOLVING MANAGEMENT


     The Company leases its headquarters facility from 5051 New Centre Drive, LLC ("New Centre"), an entity in which each of Mr. Waters and Dr. Sancilio owns a one-third interest. Pursuant to the lease agreement between the Company and New Centre, the Company pays rent at an annual base rate of $12.50 per square foot of space leased, subject for adjustment for increases in the landlord's expense in maintenance and insurance of the facility. The effective rate per square foot was increased to the current rate of $13.30 commencing in June 1995 to reflect such increased expenses. Under the agreement, the Company may lease portions of the entire facility as needed and upon agreement of New Centre. At June 30, 1996, the Company leased approximately 17,000 square feet of space under the agreement. The initial term of the lease agreement expires in March 1999, but the agreement will extend for successive one-year periods unless either party provides the other, at least 90 days prior to the scheduled expiration of the agreement, notice of its intent not to renew the lease. The lease rate for any renewal term is to be set by mutual agreement of the parties.



     Approximately 40% of the capital stock of Endeavor on a fully diluted basis is held by the Company, and certain directors of the Company serve as directors and officers of Endeavor. Pursuant to an agreement among the Endeavor stockholders, the Company has the right to designate four of the nine members of the Endeavor board of directors, although in the event that AAI fails to achieve certain development milestones it may designate only two of the directors. As of the date of this Prospectus, there is one temporary vacancy on Endeavor's nine-member board of directors. AAI realized $3.5 million and $3.0 million in net sales to Endeavor in 1995 and the first six months of 1996, respectively. The Company made a $1.5 million revolving credit facility available to Endeavor at a 10% annual interest rate that was repaid in the fourth quarter of 1995 and was terminated. In 1995, the maximum amount outstanding under the credit facility was approximately $1.1 million.

     The Company provides product development services pursuant to an agreement with Endeavor in connection with hormone pharmaceutical products that Endeavor is developing. The Company has agreed to manufacture products developed by Endeavor at the Company's manufacturing facility located at 1726 North 23rd Street, Wilmington, North Carolina, until Endeavor achieves a specified development milestone. The Company currently anticipates that the milestone triggering the commencement of such option will occur in the third quarter of 1996. The Company has agreed that at such time, it will grant to Endeavor a lease/purchase option to either lease for 15 years or purchase the portion of such facility intended for use by AAI in manufacturing Endeavor's products. Upon achievement of the milestone by Endeavor, the Company will also sell to Endeavor the equipment and inventory of raw materials, assign to Endeavor its raw materials supply agreements relating to Endeavor's products and make available certain personnel to Endeavor so that Endeavor can assume manufacturing operations. Upon exercise of either the option to lease or the option to purchase, Endeavor is required to pay an exercise price of $2 million to the Company in addition to lease payments or a purchase price based on the fair market value of the facility. If Endeavor has exercised the option to lease but does not subsequently exercise the option to purchase and does not achieve certain development milestones by a specified date, AAI must repay the option exercise price to Endeavor. The facility subject to the option is currently used by the Company for clinical supply and niche manufacturing operations. The Company is presently expanding its clinical supply and niche manufacturing facilities which could be used to manufacture Endeavor's products currently under development or, if Endeavor exercises its option to manufacture such product itself, for other client work. The Company has also agreed to permit Endeavor under certain circumstances the first right to purchase additional proprietary hormone pharmaceutical products developed by AAI at a price equal to the amount of development work expended by AAI at its standard hourly rates and out-of-pocket expenses and AAI would continue the development work with respect to such product under the agreement with Endeavor.

     In addition to his duties at AAI, Dr. Sancilio is employed by Endeavor as a senior management employee. Pursuant to his employment agreement with Endeavor, Dr. Sancilio is to be based at AAI's principal executive offices and does not have day-to-day responsibilities in the operation of Endeavor and is assigned responsibilities from time to time by Endeavor's board of directors. Dr. Sancilio receives an annual salary of $100,000 and is eligible for bonus compensation of up to 50% of salary. Dr. Sancilio's employment agreement with Endeavor has an initial two-year term expiring on November 17, 1997 and renews for successive one-year periods unless either party elects not to renew the agreement. Dr. Sancilio devotes the substantial majority of his time on the management of AAI.

     In addition, the Company provided management and administrative services to Endeavor at an annual fee of $120,000 through April 1996 when this agreement was terminated by Endeavor. The Company believes that the terms of each of the foregoing agreements are no less favorable than terms that would be obtained in an agreement with an unrelated third party.


     The Company provides product development services to Aesgen, which develops generic pharmaceutical products. Approximately 30% of Aesgen's outstanding common stock is held by the holders of substantially all of AAI's currently outstanding shares of capital stock. In addition, Mr. Waters and Dr. Sancilio serve on the ten-member board of directors of Aesgen. AAI realized $5.6 million and $1.9 million in net sales to Aesgen in 1995 and the first six months of 1996, respectively. AAI has the right under its development agreement with Aesgen to provide certain product development and support services to Aesgen with respect to the four generic drugs with multiple dosage forms currently being developed by Aesgen, provided that AAI's fees for such services are comparable to those of a reasonably comparable firm. In addition, under such development agreement, the Company has agreed, absent certain circumstances, not to develop for its own account or for any other person, any formulation of a product intended to be therapeutically equivalent to the same reference product for any of the products currently under development by Aesgen and any additional drugs that AAI agrees to develop for Aesgen under the development agreement. The Company believes that the terms of such agreement are no less favorable than terms that would be obtained in a transaction with an unrelated third party.

     In June 1996, the Company sold to Aesgen marketing rights to a product being developed by the Company. Under the agreement, Aesgen will pay license fees and additional royalties upon marketing of the product, although there can be no assurance that the product will be approved by the FDA or marketed.



     While incorporated in July 1994, Aesgen, Inc. ("Aesgen") was formally organized and funded in April 1995 via issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. As the Company did not intend to hold an equity interest, the Company entered a series of related transactions commencing in December 1995, the Company transferred to a corporation ("Aesgen Holding") owned by the holders of substantially all of the currently outstanding capital stock of the Company, approximately 30% of the outstanding Aesgen common stock in return for $50,000 (the amount paid by AAI for such shares) and Aesgen Holding's assumption of and AAI's release from an obligation to invest an additional $1.2 million in Aesgen. The Company retains a $1.6 million nonconvertible, non-voting preferred stock investment in Aesgen. Aesgen Holdings has distributed all shares of Aesgen common stock held by it to its stockholders. Accordingly, the Company's executive officers beneficially own the following percentages of the fully diluted common equity of Aesgen: Dr. Sancilio, 12.5%, Mr. Underwood, 0.7%, Mr. Arato, 0.2% and Mr. Waldon, 0.2%.


     In November 1995, in connection with the purchase by the Goldman Investors and certain other investors of shares of Preferred Stock described below, Mr. Waters purchased shares of Preferred Stock (convertible into 119,833 shares of Common Stock), on substantially the same terms and conditions, including price, as other purchasers of shares of Preferred Stock. In connection with such transaction, the Company granted certain stockholders, including Mr. Waters and Dr. Sancilio, rights to cause the Company to register for sale shares of Common Stock acquired upon conversion of the Preferred Stock. See "Description of Capital Stock -- Registration Rights". In addition, in connection with the Company's issuance of shares of Preferred Stock, Mr. Waters and Dr. Sancilio agreed to indemnify the Company against certain matters including the imposition of certain federal income tax liabilities, if any, in connection with the Company's election to be treated as an S corporation, final resolution of certain litigation brought by a former employee of AAI in which a judgment for approximately $363,000 has been entered against the Company and which is currently being appealed by the Company, and the payment of any amount due in connection with the resolution of an assessment against the Company of a North Carolina use tax deficiency of approximately $340,000 plus penalties and interest assessed against the Company. In addition, and as part of the same transaction, Mr. Waters and Dr. Sancilio have agreed to sell to AAI up to a total of 242,539 shares of Common Stock to provide the shares for issuance pursuant to the 1995 Stock Option Plan. Such shares are required to be sold by Mr. Waters and Dr. Sancilio upon the exercise of options under the 1995 Plan at the exercise price of such options. As of June 30, 1996, options to acquire 235,681 shares of Common Stock granted under the 1995 Stock Option Plan at an exercise price per share of $8.35, except for options for 2,214 shares at an exercise price of $9.10, were outstanding.


     In 1988, the Company secured financing with variable rate North Carolina industrial revenue bonds which are supported by a letter of credit issued by a bank. Dr. Sancilio and Mr. Waters guaranteed the Company's obligation to repay amounts drawn under such letter of credit. As of June 30, 1996, the amount of the letter of credit was approximately $1.7 million. In March 1996, the bank released Dr. Sancilio and Mr. Waters from such guarantees.


     The Company loaned $9,991 to Dr. Sancilio in 1993 and $158,305 in 1994, which loans were repaid in full in November 1995. Such personal loans were evidenced by two promissory notes, at annual rates of 6.5% and 8%, respectively.


     The Company loaned $82,775 to Mr. Underwood in 1993 in connection with a purchase of shares of Class B Common Stock, all of which was outstanding in 1995. Such loan is evidenced by a promissory note, which bears interest at an annual rate of 6.15% and is payable, if not paid sooner, on March 30, 1998. At June 30, 1996, the outstanding principal amount of such promissory note was $82,775.

     The Company loaned $168,865 to Mr. Waldon in connection with his purchase of 105,453 shares of Class B Common Stock in November 1995 for $30,000 and with the income tax liabilities arising in such transaction. Such loan is evidenced by a promissory note which bears interest at an annual rate of 6.48% and interest is payable biweekly. Mr. Waldon's shares of Class B Common Stock are pledged to secure such loan, and Mr. Waldon has granted the Company an option to repurchase such shares at the initial purchase price plus a formula amount, which option will terminate upon the completion of this Offering. At June 30, 1996 the outstanding aggregate principal amount of such loan was $168,865.


CERTAIN BUSINESS RELATIONSHIPS

     In November 1995, the Goldman Investors and certain other investors purchased shares of Preferred Stock of the Company. After giving effect to the conversion of all outstanding shares of Preferred Stock and Class B Common Stock into shares of Common Stock, which will occur upon the completion of the Offering, the Goldman Investors will own 2,276,832 shares of Common Stock, which were purchased at $8.35 per share. In connection with such transaction, the Company granted the Goldman Investors certain rights to cause the Company to register for sale shares of Common Stock acquired upon conversion of the Preferred Stock. See "Description of Capital Stock -- Registration Rights". Pursuant to a Stockholder Agreement entered into in November 1995 in connection with the purchase of Preferred Stock, the Goldman Investors have the right to designate one member of the Board of Directors for so long as the Goldman Investors and their affiliates (which include Goldman, Sachs & Co.) beneficially own 10% or more of the outstanding shares of Common Stock. Pursuant to such Agreement, Mr. Gleberman, a general partner of Goldman, Sachs & Co., serves as one of the Company's directors. See "Management".

     In connection with the purchase by the Goldman Investors and certain other investors of shares of Preferred Stock in November 1995, the Company agreed that so long as the Goldman Investors beneficially own 5% or more of the outstanding shares of Common Stock, the Company will retain Goldman, Sachs & Co. or an affiliate to perform all investment banking services for the Company for which an investment banking firm is retained and to serve as managing underwriter of any offering of the Company's capital stock, including the Offering, on customary terms, consistent with an arm's-length transaction. In the event that the Company and Goldman, Sachs & Co. or their affiliate cannot agree to the terms of such engagement after good faith discussions, the agreement permits the Company to engage any other investment banking firm, although Goldman, Sachs & Co. is entitled to serve as co-managing underwriter in any underwritten offering of the Company's capital stock. The Company has agreed to indemnify Goldman, Sachs & Co. and its affiliates against certain liabilities, including liabilities under the Securities Act.


     Approximately 14.2% of the capital stock of Endeavor on a fully diluted basis and 4.1% of the common equity of Aesgen on a fully diluted basis is held by the Goldman Investors. Mr. Gleberman, a general partner of Goldman, Sachs & Co., serves on the three-member board of directors of Aesgen Holding.



     In November 1995, Noro-Moseley Partners III ("Noro-Moseley"), a venture capital limited partnership, purchased shares of Preferred Stock. After giving effect to the conversion of all outstanding shares of Preferred Stock and Class B Common Stock into shares of Common Stock, which will occur upon completion of this Offering, Noro-Moseley will own 119,833 shares of Common Stock, which were purchased at a $8.35 per share. In connection with such transaction, the Company granted Noro-Moseley certain rights to cause the Company to register for sale shares of Common Stock acquired upon conversion of the Preferred Stock. See "Description of Capital Stock -- Registration Rights". The holders of Preferred Stock were granted the right to designate one director, which right expires upon completion of the Offering. Such holders have agreed that as long as the Goldman Investors beneficially own 10% or more of the outstanding shares of Common Stock they will vote their shares in favor of the Goldman Investors' designee. Noro-Moseley also currently owns 14.8% of the capital stock of Endeavor on a fully diluted basis and 8.2% of the common equity of Aesgen on a fully diluted basis. Charles D. Moseley, Jr., a member of the limited liability company which is the general partner of Noro-Moseley, serves as a director on the boards of directors of AAI, Endeavor and Aesgen.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of June 30, 1996 and as adjusted to give effect to the sale of shares of Common Stock in the Offering by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director, (iii) each Named Officer (see "Management -- Executive Compensation") and (iv) all executive officers and directors as a group.



                                                                      PERCENTAGE OF SHARES BENEFICIALLY
                                                                                    OWNED
                                                                    -------------------------------------
                                            NUMBER OF SHARES            BEFORE
        NAME OF BENEFICIAL OWNER          BENEFICIALLY OWNED(A)        OFFERING         AFTER OFFERING(B)
- ----------------------------------------  ---------------------     ---------------     -----------------
Frederick D. Sancilio, Ph.D.(c).........         5,053,044                38.3%                31.8%
James L. Waters(d)......................         2,617,703                19.9%                16.5%
The Goldman Sachs Group, L.P.(e)........         2,276,832                17.3%                14.3%
Joseph H. Gleberman(f)..................                --                  --                   --
Charles D. Moseley, Jr.(g)..............           119,833                   *                    *
John M. Ryan............................                --                  --                   --
William H. Underwood....................           232,909                 1.8%                 1.5%
Anthony F. Arato........................            73,646                   *                    *
Mark P. Colonnese.......................            22,023                  --                   --
Martin S. Hunicutt......................            25,344                  --                   --
James Swarbrick, Ph.D. .................            19,968                  --                   --
R. Forrest Waldon.......................           107,373                   *                    *
All executive officers and directors as
  a group (11 persons)..................         8,271,843                63.0%                51.8%


- ---------------

  * Less than 1%

(a) Assumes that all outstanding shares of Preferred Stock and Class B Common Stock are converted to Common Stock. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Information in the table reflects options granted under the 1995 Option Plan and the 1996 Option Plan to the extent such options are or become exercisable within 60 days. Accordingly, the totals for the following executive officers and all executive officers and directors as a group includes the following shares represented by options: Mr. Underwood, 1,920 shares; Mr. Arato, 1,920 shares; Mr. Colonnese, 22,023 shares; Mr. Hunicutt, 25,344 shares; Dr. Swarbrick, 19,968 shares; Mr. Waldon, 1,920 shares; and all executive officers and directors as a group, 73,095 shares.

(b) Assumes that the Underwriter's over-allotment option to purchase up to 405,000 shares from the Company is not exercised.
(c) Dr. Sancilio's address is 5051 New Centre Drive, Wilmington, North Carolina 28403.
(d) Includes 496,133 shares of Common Stock beneficially owned by Mr. Waters' spouse. Mr. Waters' address is 47 New York Avenue, Framingham, Massachusetts 01701.
(e) Represents 2,276,832 shares owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partner, managing general partner or general manager. Includes 1,428,549 shares held of record by GS Capital Partners II, L.P.; 567,908 shares held of record by G.S. Capital Partners II Offshore, L.P.; 120,552 shares held of record by Bridge Street Fund 1995, L.P.; 107,132 shares held of record by Stone Street Fund 1995, L.P.; and 52,691 shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II Germany Civil Law Partnership. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The address of the GS Group is 85 Broad Street, New York, New York 10004.
(f) Does not include 2,276,832 shares which may be deemed to be beneficially owned by GS Group as described in note (e) above. The general partners of Goldman, Sachs & Co. may be deemed to share beneficial ownership of the shares shown as beneficially owned by certain affiliates of GS Group. Mr. Gleberman, a general partner of Goldman, Sachs & Co., disclaims beneficial ownership of such shares.
(g) Represents 119,833 shares beneficially owned by Noro-Moseley. Mr. Moseley disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK


     Immediately following the closing of this Offering, the authorized capital stock of the Company will consist of 100 million shares of Common Stock, $.001 par value per share, and 5 million shares of preferred stock, $.001 par value per share. As of June 30, 1996, and assuming the conversion of each outstanding share of Preferred Stock into 2,985.653 shares of Common Stock (a total of 2,636,331 shares) and each outstanding share of Class B Common Stock into one share of Common Stock, there were outstanding 13,180,902 shares of Common Stock held of record by 139 stockholders and in April and June 1996, the Company issued outstanding options to purchase a total of 444,425 shares of Common Stock.


     The following summary of certain provisions of the Common Stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation, which shall become effective upon completion of this Offering, which is included as an exhibit to the Registration Statement on Form S-1 (including all schedules, exhibits and amendments thereto, the "Registration Statement"), and by, the provisions of applicable law.

COMMON STOCK

     Upon the closing of this Offering, the Company's Restated Certificate of Incorporation will authorize the issuance of up to 50 million shares of Common Stock, $.001 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor and subject to any preferential dividend rights of any then outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to any preferential dividend rights of any then outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this Offering, all outstanding shares of the Preferred Stock will be converted into shares of Common Stock. See Note 11 of Notes to Consolidated Financial Statements for a description of the Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Such issuance could have the effect of decreasing the market price of the Common Stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of preferred stock.

OPTIONS


     As of June 30, 1996, there were outstanding options to purchase an aggregate of 444,425 shares of Common Stock awarded under the Company's 1995 Stock Option Plan and 1996 Stock Option Plan, of which options for 442,211 shares are at an exercise price of $8.35 per share and options for 2,214 shares are at an exercise price of $9.10 per share. See "Management -- Stock Option and Restricted Stock Award Plans". Dr. Sancilio and Mr. Waters have granted the Company an option to purchase shares of Class B Common Stock (or Common Stock following the completion of this Offering) to fund the purchase of the 242,538 shares under the 1995 Option Plan at the price per share for each option under the 1995 Option Plan.


REGISTRATION RIGHTS

     Upon the completion of this Offering, the holders of approximately 13,076,206 shares of Common Stock (which include Dr. Sancilio, Mr. Waters and the Goldman Investors), including up to 12,629,407 shares issuable upon the conversion of outstanding shares of Class B Common Stock and Preferred Stock (the "Registrable Securities"), will have certain rights with respect to the registration of those shares under the Securities Act. If requested by any of such stockholders, including Dr. Sancilio, Mr. Waters or the Goldman Investors, the Company must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by such holders of Registrable Securities. The Company may be required to effect up to three such registrations at its expense (other than underwriting discounts and commissions) and thereafter may be required to effect additional registrations upon reimbursement for expenses by participating stockholders. The Company has the right to delay any such registration for up to 180 days under certain circumstances. Such stockholders' demand registration rights will expire when such stockholder, together with its affiliates, cease to beneficially own Registrable Securities (i) equal to 10% of the then outstanding shares of Common Stock or (ii) having an aggregate market value of at least $30 million.

     In addition, if the Company proposes to register any of its shares of Common Stock under the Securities Act other than in connection with a Company employee benefit plan or a corporate reorganization, the holders of Registrable Securities may require the Company to include all or a portion of their shares in such registration, subject to certain priorities among them, although a co-managing underwriter of any such offering unaffiliated with any holder of Registrable Securities may limit the number of shares in such registration. All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions) will be borne by the Company.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Upon completion of this Offering, the Company will be subject to the provisions of Section 203 of the General Corporation Law of Delaware (the "Delaware General Corporation Law"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Restated Certificate of Incorporation, which will be effective upon the closing of this Offering, provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the Restated Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Under the Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Restated Certificate of Incorporation and the By-laws, which will be effective immediately upon the completion of this Offering, require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior paragraph.

     The Restated Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of directors and officers of the Company under federal securities laws. Furthermore, the Restated Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions do not limit or eliminate the right of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach by a director or an officer of a duty owed to the Company. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

     In addition, the Restated Certificate of Incorporation contains certain provisions addressing potential conflicts of interest between the Company and any entity in which any directors of the Company have a financial interest (a "Related Entity"). Under these provisions, any contract, agreement, arrangement or transaction between the Company and a Related Entity (a "Related Transaction") shall not be void or voidable solely for the reason that the Company and a Related Entity are parties thereto, if: (i) the material facts of the Related Transaction are disclosed or are known to the Board of Directors (or a committee thereof) and the Board (or committee) in good faith authorizes, approves or ratifies the Related Transaction by the affirmative vote of a majority of the disinterested directors on the Board of Directors (or such committee), even though the disinterested directors may be less than a quorum;
(ii) the material facts of the Related Transaction are disclosed or are known to the holders of the then outstanding voting shares of the Company entitled to vote thereon, and the Related Transaction is specifically approved or ratified in good faith by the affirmative vote of the holders of a majority of the then outstanding voting shares not owned by the interested directors or Related Entity, as the case may be, even though such holders may be less than a quorum;
(iii) such Related Transaction is effected pursuant to and consistent with terms and conditions specified in any arrangements, standards or guidelines that are in good faith authorized, approved or ratified, after disclosure or knowledge of the material facts related thereto, by the affirmative vote of a majority of the disinterested directors on the Board of Directors (or committee thereof), or by the affirmative vote of the holders of a majority of the then outstanding voting shares of the Company not owned by the interested directors or Related Entity, as the case may be, even though the disinterested directors or such holders may be less than a quorum; or (iv) such Related Transaction was fair to the Company.

     The Restated Certificate of Incorporation also provides that any such contract, agreement, arrangement or transaction authorized, approved or effected, and each of such arrangements, standards or guidelines so authorized or approved, as described in (i), (ii) or (iii) above, shall be conclusively deemed to be fair to the Company and its stockholders. If, however, such authorization or approval is not obtained, or such contract, agreement, arrangement or transaction is not so effected, no presumption shall arise that such contract, agreement, arrangement or transaction, or such arrangements, standards or guidelines, are not fair to the Company and its stockholders.

     The By-laws of the Company establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders of the Company and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given to the Secretary of the Company timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board of Directors or by a committee of the Board of Directors designated to make nominations, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors of the Company.

     To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary of the Company not later than 120 days in advance of the anniversary date of the Company's proxy statement for the previous year's annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

     The notice of any stockholder proposal or nomination for election as a director must set forth the various information required under the By-laws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on the Company's books (if they so appear) and the class and number of shares of the Company's capital stock that are beneficially owned by them.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the Company will have 15,880,902 shares of Common Stock outstanding (16,285,902 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,700,000 shares offered hereby will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations imposed by Rule 144, as described below. All of the remaining 13,180,902 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144. Taking into consideration the effect of lock-up agreements described below (the "Lock-Up Agreements"), 10,439,875 shares will become eligible for sale beginning 180 days after the date of effectiveness of the Registration statement of which this Prospectus is a part, subject to the provisions of Rule 144 under the Securities Act or Rule 701 under the Securities Act. The remaining 2,636,331 restricted securities will not be eligible for resale under Rule 144 until after the expiration of a two-year holding period from the date such restricted securities were acquired from the Company or an affiliate, and may be resold in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption therefrom; all of these shares are subject to the Lock-Up Agreements. Of such 13,180,902 restricted shares, 13,076,206 shares are beneficially owned by stockholders who have the right to have their shares registered by the Company under the Securities Act. The remaining 104,696 shares were awarded pursuant to the Restricted Stock Plan and, as discussed below, are subject to certain vesting requirements and may not be transferred prior to vesting.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least two years, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 158,809 shares after this Offering assuming the Underwriters' overallotment option is not exercised) or (ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. The Securities and Exchange Commission (the "Commission") recently has proposed amendments to Rule 144 to reduce the holding periods. If adopted such amendments would have a material effect on the timing of when shares of Common Stock will become eligible for resale.



     Certain shares issued or issuable upon the exercise of options granted by the Company or acquired pursuant to the Company's Restricted Stock Award Plan, the Option Plans and other plans prior to the date of this Prospectus may be eligible for sale in the public market pursuant to Rule 701 under the Securities Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirements. As of June 30, 1996, the Company has granted outstanding options covering 444,425 shares of Common Stock, all of which become exercisable at various times in the future and 104,696 restricted shares of Common Stock, a portion of which are subject to forfeiture by the holder in certain events, do not vest until two years after the completion of this Offering, subject to immediate vesting upon certain change-in-control transactions, and may not be transferred prior to vesting. Any shares of Common Stock issued upon the exercise of these options and such restricted shares will be eligible for sale pursuant to Rule 701, subject to Lock-Up Agreements.



     In addition to shares issuable pursuant to the exercise of outstanding options, the Company has reserved 293,742 additional shares for issuance under the Option Plans. When issued, these shares may only be sold within the limitations of Rule 144 or pursuant to registration under the Securities Act. The Company intends to file a registration statement covering shares of Common Stock to be acquired upon the exercise of options granted under the Option Plans. Once such a registration statement becomes effective, persons acquiring shares pursuant to the exercise of options granted under the Option Plans, including affiliates, will be able to sell the shares in the public market without regard to the two-year holding period of Rule 144.


     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering. The Company has also agreed that during such 180-day period it will not accelerate the vesting of any shares of Common Stock awarded under the Restricted Stock Plan or deliver certificates representing any shares awarded under the Restricted Stock Plan. All other stockholders and all option holders will agree that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this

Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than on the conversion or exchange of convertible or exchangeable securities or exercise of options outstanding on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives. Certain stockholders will have registration rights relating to the Common Stock acquired upon conversion thereof, but such rights will not be exercisable until after such 180-day period. For a discussion of these matters, see "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale".

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1994 and for each of the three fiscal years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, Washington, D.C., a Registration Statement on Form S-1 under the Securities Act, with respect to the shares of Common Stock offered in this Offering. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete; with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material or any part thereof may be obtained from such offices, upon payment of the fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Consolidated Statement of Income for the years ended December 31, 1993, 1994 and 1995
  and the six months ended June 30, 1995 and 1996 (unaudited).........................   F-3
Consolidated Balance Sheet as of December 31, 1994 and 1995 and June 30, 1996
  (unaudited) and Pro Forma Stockholders' Equity at June 30, 1996 (unaudited).........   F-4
Consolidated Statement of Changes in Stockholders' Equity for the years ended December
  31, 1993, 1994 and 1995 and the six months ended June 30, 1996 (unaudited)..........   F-5
Consolidated Statement of Cash Flows for the years ended December 31, 1993, 1994 and
  1995 and the six months ended June 30, 1995 and 1996 (unaudited)....................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Applied Analytical Industries, Inc. (AAI)

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Applied Analytical Industries, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Raleigh, North Carolina
April 30, 1996,
  except for Note 11, which

  is as of August 20, 1996

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                        CONSOLIDATED STATEMENT OF INCOME
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                             SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,            JUNE 30,
                                          ------------------------------   --------------------
                                           1993      1994        1995       1995        1996
                                          -------   -------   ----------   -------   ----------
                                                                               (UNAUDITED)
Net sales (includes related party net
  sales of $1,991, $9,088, $3,069 and
  $4,968 for the years ended December
  31, 1994 and 1995 and the six months
  ended June 30, 1995 and 1996,
  respectively).........................  $26,378   $32,882      $34,639   $16,601      $20,774
                                          -------   -------   ----------   -------   ----------
Operating expenses:
  Cost of sales.........................    9,731    14,533       14,259     7,270        8,815
  Selling...............................    3,654     4,390        4,913     2,350        3,127
  General and administrative............    8,738     8,485        8,171     3,992        4,656
  Research and development..............    1,273     2,394        3,326     1,355        1,792
                                          -------   -------   ----------   -------   ----------
                                           23,396    29,802       30,669    14,967       18,390
                                          -------   -------   ----------   -------   ----------
Income from operations:.................    2,982     3,080        3,970     1,634        2,384
                                          -------   -------   ----------   -------   ----------
Other income (expense)
  Interest..............................     (453)     (766)      (1,004)     (477)        (240)
  Other.................................      297       326         (126)       73          219
                                          -------   -------   ----------   -------   ----------
                                             (156)     (440)      (1,130)     (404)         (21)
                                          -------   -------   ----------   -------   ----------
Income before income taxes..............    2,826     2,640        2,840     1,230        2,363
Income taxes............................       --        --           39        --          967
                                          -------   -------   ----------   -------   ----------
Income after income taxes...............    2,826     2,640        2,801     1,230        1,396
Equity income (loss)....................       --      (444)         444      (414)          --
                                          -------   -------   ----------   -------   ----------
Net income..............................  $ 2,826   $ 2,196      $ 3,245   $   816      $ 1,396
                                          ========  ========  ==========   ========  ==========
Pro forma data (unaudited):
  Net income, as reported...............  $ 2,826   $ 2,196      $ 3,245   $   816
  Pro forma income taxes................    1,125     1,118        1,129       504
                                          -------   -------   ----------   -------
  Pro forma net income..................  $ 1,701   $ 1,078      $ 2,116   $   312
                                          ========  ========  ==========   ========
Pro forma earnings per share............                        $    .18                $   .12
                                                              ==========             ==========
Pro forma weighted average number of
  shares outstanding....................                      11,578,079             11,578,079
                                                              ==========             ==========


   The accompanying notes are an integral part of these financial statements.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                           CONSOLIDATED BALANCE SHEET
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                             JUNE 30, 1996
                                                                                        -----------------------
                                                                      DECEMBER 31,                  PRO FORMA
                                                                    -----------------             STOCKHOLDERS'
                                                                     1994      1995     ACTUAL       EQUITY
                                                                    -------   -------   -------   -------------
                                                                                              (UNAUDITED)
                                                    ASSETS
Current assets:
  Cash and cash equivalents.......................................  $   473   $13,081   $ 4,035
  Accounts receivable:
    Trade and other...............................................    7,148     7,302     8,873
    Related parties...............................................      607        73     1,848
  Work-in-progress................................................    2,307     4,134     3,797
  Prepaid and other current assets................................      489     1,238     2,435
                                                                    -------   -------   -------
         Total current assets.....................................   11,024    25,828    20,988
                                                                    -------   -------   -------
Property and equipment:
  Land............................................................      298       298       298
  Buildings and improvements......................................    6,808     6,919     7,051
  Machinery and equipment.........................................   10,941    12,468    14,665
  Construction-in-progress........................................      483       454       541
                                                                    -------   -------   -------
                                                                     18,530    20,139    22,555
  Less: accumulated depreciation..................................   (7,748)   (9,235)  (10,155)
                                                                    -------   -------   -------
                                                                     10,782    10,904    12,400
                                                                    -------   -------   -------
Other assets......................................................      596     2,424     2,386
                                                                    -------   -------   -------
    Total assets..................................................  $22,402   $39,156   $35,774
                                                                    =======   =======   =======
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving and other current loan obligations....................  $ 5,307   $ 4,081   $ 1,600
  Current maturities of long-term debt............................      459       645       645
  Accounts payable................................................    1,114     2,311     1,822
  Customer advances...............................................    2,186     1,677     1,356
  Dividends payable...............................................       --     1,300       249
  Other accrued liabilities.......................................    3,139     3,440     3,244
                                                                    -------   -------   -------
         Total current liabilities................................   12,205    13,454     8,916
Stockholder note payable..........................................    1,159        --        --
Long-term debt....................................................    2,738     3,379     3,115
Equity investment.................................................      444        --        --
Deferred tax liability............................................       --       333       333
                                                                    -------   -------   -------
         Total liabilities........................................   16,546    17,166    12,364
                                                                    -------   -------   -------
Commitments and contingencies
Stockholders' equity:
  Series A convertible preferred stock; $.01 par value: authorized
    1,000 shares; issued 883 shares; no shares issued pro forma...       --        --        --           --
  Class A voting common stock, no par value 1994 and 1995, $.001 par value June 30, 1996; authorized 1,000,000 shares, issued and outstanding 446,799 shares actual; authorized 50,000,000
    shares, issued and outstanding 13,180,902 shares pro forma....      566       150        --      $    13
  Class B non-voting common stock, no par value 1994 and 1995,
    $.001 par value June 30, 1996; authorized 30,000,000 shares;
    issued and outstanding 9,887,620, 9,993,076 and 10,097,772
    shares actual; no shares issued pro forma.....................      317       171        10           --
  Additional paid-in-capital......................................       --    21,510    22,311       22,308
  Retained earnings...............................................    5,333       552     1,948        1,948
                                                                    -------   -------   -------   -------------
                                                                      6,216    22,383    24,269       24,269
  Class A voting common stock held in treasury; 40,480 shares, at
    cost..........................................................     (244)     (244)     (244)        (244)
  Stock subscriptions receivable..................................     (116)     (149)     (149)        (149)
  Deferred compensation...........................................       --        --      (466)        (466)
                                                                    -------   -------   -------   -------------
         Total stockholders' equity...............................    5,856    21,990    23,410      $23,410
                                                                                                  ===========
                                                                    -------   -------   -------
         Total liabilities and stockholders' equity...............  $22,402   $39,156   $35,774
                                                                    =======   =======   =======


   The accompanying notes are an integral part of these financial statements.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                   PREFERRED STOCK     COMMON STOCK         COMMON STOCK
                                      SERIES A           CLASS A              CLASS B            ADDITIONAL
                                   ---------------   ----------------   --------------------       PAID-IN       RETAINED   TREASURY
                                   SHARES   AMOUNT   SHARES    AMOUNT     SHARES     AMOUNT        CAPITAL       EARNINGS    STOCK
                                   ------   ------   -------   ------   ----------   -------   ---------------   --------   --------
Balance at December 31, 1992.....     --       --    446,799    $566     9,477,380   $   201            --       $ 3,126     $ (244)
  Net income.....................     --       --         --      --            --        --            --         2,826         --
  Dividends......................     --       --         --      --            --        --            --          (926 )       --
  Sale of stock to officer.......     --       --         --      --       306,889        83            --            --         --
                                     ---     ----    -------    ----    ----------    ------       -------        ------      -----
Balance at December 31, 1993.....     --       --    446,799     566     9,784,269       284            --         5,026       (244)
  Net income.....................     --       --         --      --            --        --            --         2,196         --
  Dividends......................     --       --         --      --            --        --            --        (1,889 )       --
  Sale of stock to officer.......     --       --         --      --       103,351        33            --            --         --
                                     ---     ----    -------    ----    ----------    ------       -------        ------      -----
Balance at December 31, 1994.....     --       --    446,799     566     9,887,620       317            --         5,333       (244)
  Net income.....................     --       --         --      --            --        --            --         3,245         --
  Sale of preferred stock........    883       --         --      --            --        --       $21,510            --         --
  Sale of stock to officer.......     --       --         --      --       105,456       305            --            --         --
  Dividends......................     --       --         --    (416)           --      (451)           --        (8,026 )       --
                                     ---     ----    -------    ----    ----------    ------       -------        ------      -----
Balance at December 31, 1995.....    883       --    446,799     150     9,993,076       171        21,510           552       (244)
  Stock award (unaudited)........     --       --         --      --       104,696       490            --            --         --
  Compensation earned
    (unaudited)..................     --       --         --      --            --        --            --            --         --
  Establish common stock par
    value of $.001 per share.....     --       --         --    (150)           --      (651)          801            --         --
  Net income (unaudited).........     --       --         --      --            --        --            --         1,396         --
                                     ---     ----    -------    ----    ----------    ------       -------        ------      -----
Balance at June 30, 1996
  (unaudited)....................    883       --    446,799      --    10,097,772   $    10       $22,311       $ 1,948     $ (244)
                                     ===     ====    =======    ====    ==========    ======       =======        ======      =====


                                       STOCK                          TOTAL
                                   SUBSCRIPTIONS     DEFERRED     STOCKHOLDERS'
                                    RECEIVABLE     COMPENSATION      EQUITY
                                   -------------   ------------   -------------
Balance at December 31, 1992.....         --              --         $ 3,649
  Net income.....................         --              --           2,826
  Dividends......................         --              --            (926)
  Sale of stock to officer.......      $ (83)             --              --
                                       -----           -----         -------
Balance at December 31, 1993.....        (83)             --           5,549
  Net income.....................         --              --           2,196
  Dividends......................         --              --          (1,889)
  Sale of stock to officer.......        (33)             --              --
                                       -----           -----         -------
Balance at December 31, 1994.....       (116)             --           5,856
  Net income.....................         --              --           3,245
  Sale of preferred stock........         --              --          21,510
  Sale of stock to officer.......        (33)             --             272
  Dividends......................         --              --          (8,893)
                                       -----           -----         -------
Balance at December 31, 1995.....       (149)             --          21,990
  Stock award (unaudited)........         --          $ (490)             --
  Compensation earned
    (unaudited)..................         --              24              24
  Establish common stock par
    value of $.001 per share.....         --              --              --
  Net income (unaudited).........         --              --           1,396
                                       -----           -----         -------
Balance at June 30, 1996
  (unaudited)....................      $(149)         $ (466)        $23,410
                                       =====           =====         =======


   The accompanying notes are an integral part of these financial statements.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                      SIX MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,          JUNE 30,
                                                       ---------------------------   -------------------
                                                        1993      1994      1995      1995        1996
                                                       -------   -------   -------   -------     -------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................  $ 2,826   $ 2,196   $ 3,245   $   816     $ 1,396
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
    Depreciation and amortization....................    1,311     1,515     1,591       787         939
    Equity (income) loss.............................       --       444      (444)      414          --
    Compensation for stock purchase..................       --        --       272        --          25
    Other............................................        9        --         6         4          (1)
    Changes in assets and liabilities:
      Deferred taxes.................................       --        --       (16)       --          --
      Trade and other receivables....................   (2,129)   (1,157)     (154)      865      (1,749)
      Accounts receivable from related parties.......       --      (606)      534    (2,194)     (1,596)
      Work-in-progress...............................     (906)     (224)   (1,827)     (333)        336
      Prepaid and other current assets...............     (225)       38      (400)     (303)     (1,287)
      Other assets...................................     (113)      (82)       15       (52)        (68)
      Accounts payable...............................      262       (61)    1,197       729        (490)
      Customer advances..............................     (810)    1,456      (509)      283        (320)
      Other accrued liabilities......................      319     1,382       301       160        (107)
                                                       -------   -------   -------   -------     -------
Net cash provided (used) by operating activities.....      544     4,901     3,811     1,176      (2,922)
                                                       -------   -------   -------   -------     -------
Cash flows from investing activities:
  Proceeds from sale of property and equipment.......      397        --        30        14           1
  Purchase of property and equipment.................   (2,321)   (3,091)   (1,720)     (887)     (2,419)
  Purchase of preferred stock........................       --        --    (1,593)   (1,593)         --
  Purchase of intangible assets......................       --      (290)     (279)       --          40
  Proceeds from sale (purchase) of investee stock....       --       (50)       --        --          50
                                                       -------   -------   -------   -------     -------
Net cash used by investing activities................   (1,924)   (3,431)   (3,562)   (2,466)     (2,328)
                                                       -------   -------   -------   -------     -------
Cash flows from financing activities:
  Net (payments) proceeds on line of credit..........    1,997     1,260      (926)    1,126      (2,331)
  Proceeds from long-term borrowings.................    3,550     1,165     1,505     1,373          --
  Payments on long-term borrowings...................   (3,099)   (1,996)     (978)     (379)       (414)
  Payment of stockholder note payable................       --        --    (1,159)       --          --
  Sale of preferred stock............................       --        --    21,510        --          --
  Dividends..........................................     (926)   (1,889)   (7,593)   (1,155)     (1,051)
                                                       -------   -------   -------   -------     -------
Net cash provided (used) by financing activities.....    1,522    (1,460)   12,359       965      (3,796)
                                                       -------   -------   -------   -------     -------
Net increase (decrease) in cash......................      142        10    12,608      (325)     (9,046)
Cash and cash equivalents, beginning of period.......      321       463       473       473      13,081
                                                       -------   -------   -------   -------     -------
Cash and cash equivalents, end of period.............  $   463   $   473   $13,081   $   148     $ 4,035
                                                       =======   =======   =======   =======     =======
Supplemental information -- cash paid for:
  Interest...........................................  $   405   $   669   $   938   $   401     $   264
  Income taxes.......................................       --        --   $   146        --     $   946


   The accompanying notes are an integral part of these financial statements.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Description of the Business

     Operations of Applied Analytical Industries, Inc. (the "Company" or "AAI") consist primarily of contract product development and support services for the pharmaceutical and biotechnology industries. Activities include formulation development, drug physicochemical analysis and synthesis, clinical supply and niche manufacturing, and regulatory and compliance consulting.

  Basis of presentation


     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Applied Analytical Industries Italy, S.r.I. and Applied Analytical Industries Learning Center, Inc. All material intercompany accounts and transactions are eliminated in consolidation. The Company has a 43% ownership (40% on a fully diluted basis) in Endeavor Pharmaceuticals, Inc. ("Endeavor") which is accounted for under the equity method (Note 3).


  Cash and cash equivalents

     The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

  Accounts receivable

     Unbilled accounts receivable represent specific invoices that, in keeping with certain client billing arrangements, are mailed to clients approximately 15 days after the month during which the work was completed.

  Property and equipment

     Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred and costs of improvements and renewals are capitalized. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Buildings and improvements have estimated useful lives of 31.5 years. Machinery and equipment have estimated useful lives ranging from 3 to 10 years.

  Intangible assets

     Intangible assets include deferred loan costs, patents and other intangible assets. Loan costs are amortized over the term of the related loan. Patents are recorded at cost and are amortized over seventeen years commencing when the patent is granted. Other intangible assets are amortized over seven and fifteen years utilizing the straight-line method. Intangible assets are included in other assets in the accompanying financial statements.

  Long-term investment


     Long-term investment includes nonconvertible, non-voting, mandatorily redeemable preferred stock of a related party (Note 7) which is carried at original cost. Write-downs are taken for impairment in the carrying value considered to be other than temporary. Long-term investment is included in other assets in the accompanying financial statements. Management monitors its investment for impairment based on the performance of Aesgen. Performance considerations include the rate of expenditures as compared to

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

initial budgets and progress toward viability of its products, as well as the availability of additional capital and market conditions.

  Revenue recognition

     Revenues from contract pharmaceutical product development and support services are related to both fixed priced and hourly based customer contracts and are recognized on a percentage of completion basis. Work-in-progress represents revenues recognized before amounts may be billed under contract terms. Contracts in progress are reviewed quarterly; sales and earnings are adjusted in current accounting periods based on revisions in contract sales value and estimated costs to complete. Provisions for estimated losses on contracts are recorded in the quarter identified.


     Licensing revenues from Company funded development projects are primarily recognized as significant contract requirements are met. Royalty revenues are recognized as earned in accordance with contract terms. Licensing and royalty revenues were not material during the income statement periods presented.


  Income taxes

     The financial statements of the Company do not include a provision for income taxes for the years ended December 31, 1993 and 1994 because the taxable income or loss of the Company, until November 17, 1995, passed directly to the stockholders under the S corporation election. As a result of the November 17, 1995 preferred stock issuance described in Note 6, the Company no longer qualified as an S corporation and became subject to federal and state income taxes. Accordingly, the Company began accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting For Income Taxes." SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in different periods in the Company's financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in tax law or rates. If it is "more likely than not" that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

     For informational purposes, the statement of income includes a pro forma income tax provision on taxable income for financial reporting purposes using federal and state income tax rates that would have resulted if the Company had been subject to corporate income taxes during these periods.

  Unaudited pro forma earnings per share and unaudited pro forma balance sheet

     The Company's historical capital structure is not indicative of its prospective structure given (i) the conversion of the Series A convertible preferred stock and Class B common stock into Class A common stock concurrent with the closing of the Company's anticipated initial public offering (see Note
11). Accordingly, historical net earnings per common share is not considered meaningful and has not been presented herein. The calculation of the shares used in computing pro forma net earnings per share includes the effect of the conversion of the convertible preferred stock and Class B common stock described in Note 6 into shares of Class A common stock concurrent with the closing of the Company's anticipated initial public offering as if they were converted as of January 1, 1995. Also, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock or equivalent shares from convertible preferred stock or stock options and awards sold or issued at prices below the anticipated initial public offering price per share in the twelve months preceding the initial filing have been included in the calculation as if outstanding for all periods presented.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

  Interim financial information


     Interim financial information for the six month periods ended June 30, 1995 and 1996 included herein is unaudited; however, in the opinion of the Company, the interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the year.


  Fair value of financial instruments

     The carrying values of cash and cash equivalents, accounts receivable, current liabilities and mandatorily redeemable preferred stock investment approximate the fair value. Substantially all of the Company's long-term debt is subject to variable interest rates; because these variable rates approximate a market rate of interest at December 31, 1995, the carrying amount of long-term debt approximates fair value at that date. It is not practicable to estimate the fair value of the Company's equity investment as there exists no readily determinable market for investments in such entities.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New accounting pronouncements

     In 1995, the Financial Accounting Standards Board issued two new statements, which the Company will adopt in the fiscal year ending December 31, 1996, related to accounting for impairment of long-lived assets and accounting for stock compensation. The Company intends to adopt the disclosure alternative for stock compensation and does not expect the effect of adoption of either statement to result in a material impact to the Company's financial position or results of operations.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                    1994           1995
                                                                   ------         ------
    Billed.......................................................  $6,435         $5,978
    Unbilled.....................................................   1,445          1,467
                                                                   ------         ------
                                                                    7,880          7,445
    Allowance for doubtful accounts..............................    (125)           (70)
                                                                   ------         ------
                                                                   $7,755         $7,375
                                                                   ======         ======

3.  EQUITY INVESTMENT

     In April 1994, AAI organized Endeavor with Berlex Laboratories, Inc. and several other investors to fund the development of hormone pharmaceutical products, initially focusing on several generic hormone products already under development by AAI. AAI obtained a 47% equity interest in Endeavor through contribution of its accumulated product research and development and technical know-how. The other

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


investors contributed cash in exchange for their interests which, for all investors, was in the form of convertible preferred stock. Based on a subsequent cash infusion by a new investor in November 1995, the Company's interest in Endeavor was diluted to 43% (40% on a fully diluted basis).


     AAI accounts for its investment in Endeavor under the equity method. AAI's initial investment was recorded at zero, with gain for its share of the cash contributed to Endeavor by the other investors deferred over the period the proceeds from such equity are expended by Endeavor. Due to a commitment to provide financial support under a line of credit, AAI recognized a liability for its proportionate share of Endeavor's losses, net of amortization of the deferred gain. As a result of the November 1995 cash infusion from a third party, the Company was repaid all amounts outstanding under the line of credit and AAI's obligation to provide any further funding under the line of credit terminated in the fourth quarter of 1995. Since the Company has no requirement to provide any additional funding to Endeavor, the previously recorded liability was reversed in the fourth quarter of 1995.

     The following is a summary of certain financial information for Endeavor:

                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                    1994           1995
                                                                   ------         ------
    Current assets...............................................  $1,525         $7,878
    Noncurrent assets............................................     351            301
    Current liabilities..........................................    (532)        (1,149)
    Noncurrent liabilities.......................................      --         (3,176)
                                                                   ------         ------
         Stockholders' equity....................................  $1,344         $3,854
                                                                   ======         ======

                                                                   YEARS ENDED DECEMBER
                                                                            31,
                                                                   ---------------------
                                                                    1994           1995
                                                                   ------         ------
    Net revenues.................................................  $  250         $  250
    Net loss.....................................................  $2,767         $4,217
    Excess of AAI's equity in net assets over carrying value.....  $1,076         $1,652

     AAI recognized net sales from Endeavor, for product development services provided, on terms and conditions management believes are comparable to those afforded unrelated entities, of approximately $1,991 and $3,530 for the years ended December 31, 1994 and 1995, respectively. AAI had approximately $607 and $21 in accounts receivable due from Endeavor and approximately $320 and $948 in work-in-progress balances at December 31, 1994 and 1995, respectively.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

4.  DEBT

     The Company's long-term debt consists of the following:


                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1994         1995
                                                                     ------       ------
    Term loan payable to bank, interest at 30-day LIBOR plus a margin based on the Company's debt to equity ratio (6.66% at
      December 31, 1995), payable in monthly installments of $34 plus interest through December 31, 1997, with remaining
      principal due at that date...................................  $2,966       $2,869
    Capital expenditures loan payable to bank, interest at 30-day
      LIBOR plus a margin based on the Company's debt to equity
      ratio (6.66% at December 31, 1995), payable in monthly
      installments of $17 plus interest through December 31, 2000,
      with remaining principal due at that date....................      --          998
    Other..........................................................     231          157
    Subordinated note payable to stockholder, interest at prime
      plus 1%......................................................   1,159           --
                                                                     ------       ------
                                                                      4,356        4,024
    Current maturities.............................................    (459)        (645)
                                                                     ------       ------
                                                                     $3,897       $3,379
                                                                     ======       ======



     In December 1992, the Company and a bank entered into an agreement, as amended March 28, 1996, providing for a credit facility comprised of two revolving loans, a term loan and a capital expenditure loan (the "Loan Agreement"). Amounts outstanding under this Loan Agreement are secured by substantially all of the Company's assets, excluding equity investments. There is an annual fee of 1/5% applied to the unutilized revolving loan commitment.


     At December 31, 1994 and 1995, the Company had outstanding borrowings of $3,257 and $2,331, respectively, on the revolving loans. The revolving loans are due August 1996. At December 31, 1995, the Company had approximately $2,669 available borrowing capacity under the revolving loans. The average interest rate on revolving loan borrowings was 8.86% during 1995.


     During 1988, the Company secured financing for the acquisition and construction of facilities and equipment with variable rate North Carolina Industrial Revenue Bonds ("IRB") in the amount of $3,500. At December 31, 1994 and 1995, the Company had outstanding borrowings of $2,050 and $1,750, respectively, on the IRB. The variable rate is adjusted annually up to a maximum of 15% (5.45% at December 31, 1995). The bonds are payable in monthly installments of $25 plus interest through November 2000 or at the option of the bondholders. A bank is responsible for paying the bondholders under a standby letter of credit in the amount of $1.8 million expiring in June 1997. An annual commitment fee of 1% is charged on the commitment amount. Because the letter of credit, if drawn upon, requires immediate repayment, the bonds have been classified as short term; however the Company has entered into a bond remarketing agreement with the bank to remarket any bonds presented for early redemption.


     Under the terms of the Loan Agreement and irrevocable letter of credit agreement, the Company is required to comply with various covenants including, but not limited to, those pertaining to working

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


capital, maintenance of certain financial ratios, purchase of property and equipment and incurring additional indebtedness. The Company was in compliance with these covenants at December 31, 1995 and June 30, 1996.


     Scheduled maturities of long-term debt as of December 31, 1995 were as follows:


    1996........................................................................  $  645
    1997........................................................................   2,716
    1998........................................................................     248
    1999........................................................................     200
    2000........................................................................     200
    Thereafter..................................................................      15
                                                                                  ------
                                                                                  $4,024
                                                                                  ======


     Interest expense incurred on the stockholder note payable was $82, $101 and $98 for the years ended December 31, 1993, 1994 and 1995, respectively.

5.  INCOME TAXES

     The income tax provision (benefit) for the period from November 17, 1995 to December 31, 1995 consists of the following (see Note 1):

    Change in tax status.........................................................  $ 31
                                                                                   ----
    Current:
      Federal....................................................................    44
      State......................................................................    11
                                                                                   ----
                                                                                     55
                                                                                   ----
    Deferred:
      Federal....................................................................   (38)
      State......................................................................    (9)
                                                                                   ----
                                                                                    (47)
                                                                                   ----
                                                                                   $ 39
                                                                                   =====

     A reconciliation of actual income tax expense to the amount computed by applying the federal statutory income tax rate yields no material differences.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The components of deferred tax liabilities and assets as of November 17, 1995 and December 31, 1995 were as follows:

                                                                 NOVEMBER 17,   DECEMBER 31,
                                                                     1995           1995
                                                                 ------------   ------------
    Deferred tax assets:
      Accrued liabilities......................................     $  227         $  321
      Other....................................................         41             28
                                                                 ------------   ------------
              Total deferred tax assets........................        268            349
                                                                 ------------   ------------
    Deferred tax liability:
      Excess of tax over book depreciation.....................       (299)          (333)
                                                                 ------------   ------------
         Total deferred tax liability..........................       (299)          (333)
                                                                 ------------   ------------
         Net deferred tax asset (liability)....................     $  (31)        $   16
                                                                 ===========    ===========

     No valuation allowance has been provided against the deferred tax assets at either November 17, 1995 or December 31, 1995.

6. STOCKHOLDERS' EQUITY

  Preferred stock

     On November 17, 1995, the Company issued 883 shares of $.01 par value Series A Convertible Preferred Stock ("Preferred Stock") for net proceeds of $21.5 million. The Preferred Stock has a liquidation preference of $22.0 million. Each share is entitled to receive dividends equivalent to dividends received by holders of common stock based on the number of shares of common stock into which the Preferred Stock is convertible. Each share is convertible, at the option of the holder, into units consisting of 126.5 shares of Class A Voting Common Stock ("Class A Stock") and 2,859 shares of Class B Non-voting Common Stock ("Class B Stock"). The Preferred Stock is mandatorily convertible into common stock upon the closing of an initial public stock offering ("IPO") that meets certain conditions. Prior to any conversion, the holders of the Preferred Stock have voting rights consistent with holders of Class A Stock; special voting rights to approve certain defined transactions relating to capital expenditures, additional borrowings, granting of certain stock options and issuing common stock; one Board seat appointment; and certain transferability rights less stringent than those stipulated by the Company's Stockholders' Agreement. The Company has reserved 111,700 and 2,524,434 shares of Class A Stock and Class B Stock, respectively, for issuance upon conversion of the Preferred Stock.

  Common stock


     The Company sold 306,889, 103,351 and 105,456 shares of Class B Stock to officers in 1993, 1994 and 1995, respectively. The purchase price for the 105,456 shares acquired in 1995 by an officer of the Company was determined to be approximately $272 below the estimated market value of the Class B Stock and such difference has been recognized as compensation expense in the accompanying 1995 consolidated statement of income.


     Any offer to sell outstanding Class B Stock by a stockholder must first be made to the Company and then to other stockholders. Certain other restrictions, some of which lapse concurrent with an IPO, also exist with respect to transferability and forfeiture of Class B Stock.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

  Dividends

     Concurrent with the Company's change to a C corporation in November 1995, the Company elected to distribute its S corporation retained earnings. 1995 dividends of $7,593 represent S corporation retained earnings distributed. Upon filing of the final S corporation tax return for the period January 1, 1995 to November 17, 1995, the final S corporation dividend will be paid during the second quarter of 1996.

  Stock option and award plans

     In November 1995, the Company's Board of Directors approved the implementation of the 1995 Restricted Stock Award Plan ("1995 Award Plan"), the 1995 Stock Option Plan ("1995 Plan") and the 1996 Stock Option Plan ("1996 Plan").

  1995 Award Plan

     Under the 1995 Award Plan the Company's Board of Directors may issue up to 105,453 shares of Class B Stock. The Board of Directors shall establish the issue price at its sole discretion. On March 26, 1996 the Company issued 105,453 shares of Class B Stock to certain employees and officers of the Company which had a fair value of $4.66 per share. As a result, unearned compensation of approximately $490 was recorded as of the date of grant. Such compensation expense will be recognized for book purposes over the vesting period of five years or two years following an IPO.

  1995 Plan

     Under the 1995 Plan, the Board of Directors may grant options to purchase up to 242,538 shares of Class B Stock. However, the Company has no obligation to issue the shares of Class B Stock upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. The exercise price of options granted cannot be less than 75% of the estimated fair market value of the Company's shares of common stock on the date of grant.


     On April 26, 1996, the Company issued options to purchase 241,700 shares of Class B Stock to employees and officers of the Company at an exercise price of $8.35 per share, such price being the minimum allowable under the provisions of the 1995 Plan. In June 1996, 8,233 previously issued options were forfeited by an employee, and the Company issued 2,214 options to another employee at an exercise price of $9.10 per share. The Company recorded no compensation expense for the options issued in April 1996, since the options were granted at an exercise price at or above fair value of the underlying shares. The Company accrued compensation expense in the six-month period ended June 30, 1996 with respect to the options issued in June 1996, for the elapsed portion of the vesting period, based on a fair market value per share of $13.00. The shares vest 25% at each of the six-month, eighteen-month, thirty-month and forty-two month anniversaries of the grant date. The Company has not yet purchased any Class B Stock from the existing stockholders.


  1996 Plan


     Under the 1996 Plan, the Board of Directors may grant options to purchase up to 495,627 newly issued shares of Class B Stock (no more than 210,876 shares prior to January 1, 1997). The exercise price of options granted cannot be less than 75% of the estimated fair market value of the Company's shares of common stock on the date of grant. On April 26, 1996, the Company issued options to purchase 208,744 shares of Class B Stock to employees and officers of the Company at an exercise price of $8.35 per share, such price being the minimum allowable under the provisions of the 1996 Plan. The

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

Company recorded no compensation expense, since the options were granted at an exercise price at or above fair value of the underlying shares in order to satisfy contractual requirements of the Preferred Stock investment.

7.  RELATED PARTY TRANSACTIONS

  Aesgen, Inc.

     While incorporated in July 1994, Aesgen Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in April 1995 via issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. As the Company did not intend to hold an equity interest in Aesgen, the Company entered a series of related transactions commencing in December 1995 to transfer to a corporation owned by the holders of substantially all of the outstanding capital stock of the Company, all of its shares of Aesgen common stock in return for $50 (amount paid by AAI for such shares) and such corporation's assumption of an obligation to invest an additional $1.2 million in Aesgen. The Company retains a $1.6 million nonconvertible, non-voting, mandatorily redeemable, preferred stock investment in Aesgen as a result of an April 1995 cash investment. This investment, which is carried at cost, is included in other noncurrent assets on the balance sheet.

     The Company provides product development services to Aesgen at terms and conditions that management believes are similar to those afforded unrelated entities. AAI recognized approximately $5,558 of net revenues from Aesgen for the year ended December 31, 1995. AAI also had trade receivables of approximately $51 from Aesgen and a work-in-process balance of approximately $1,044 at December 31, 1995. AAI has the right under its development agreement with Aesgen to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that AAI's fees for such services are comparable to those of a competitor. In addition, under such development agreement, the Company has agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that AAI agrees to develop in the future for Aesgen under the development agreement.

  Endeavor

     The Company has agreed, upon the completion of a specified development milestone, to grant Endeavor an option to lease for 15 years approximately 20,000 square feet of production space intended for use by AAI in manufacturing Endeavor's products or to purchase that part of the facility. Upon exercise of the option to lease, Endeavor would be required to pay $2 million to the Company and may purchase that portion of the facility at its fair market value. If the option is exercised but AAI fails to perform certain development milestones by a specified date, AAI must repay the option exercise price to Endeavor. The facilities subject to the option are currently used by the Company for its clinical supply and niche manufacturing operations. The Company is expanding its clinical supply and niche manufacturing facilities to maintain necessary capacity in the event Endeavor exercises its option. The Company anticipates that the milestone triggering the commencement of such option will occur in the third quarter of 1996. The Company has also agreed to permit Endeavor under certain circumstances the first right to purchase additional proprietary hormone pharmaceutical products developed by AAI.

  Pharmaceutical Seminars, Inc.

     On December 29, 1994, the Company purchased, for $290, certain assets of Pharmaceutical Seminars, Inc. ("PSI"), a company that organized seminars addressing various pharmaceutical industry

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

topics. PSI was wholly-owned by the spouses of two of the Company's officers and directors. The Purchase agreement provided for additional consideration contingent upon the paid attendance at seminars organized by PSI for conduct in 1995. A total of approximately $84 was paid as additional consideration. In addition, PSI's previous owners executed consulting agreements for approximately $5 each to assist the Company in conducting the seminars scheduled through April 1995.

  PharmComm, Inc.

     In March 1996, the Company retained PharmComm, Inc. ("PharmComm") to provide computer software development and related services. PharmComm has both stockholders and directors that are common to those of the Company. In addition, the Company licensed certain know-how to PharmComm for $1 million to be paid from future profits of PharmComm. As PharmComm is not profitable, the Company has not recognized any licensing revenues in any period presented.

  5051 New Centre Drive, LLC

     The Company provides accounting services, at no charge, to 5051 New Centre Drive, LLC, a company affiliated through common ownership. The Company also leases a portion of a building, at a rate comparable to that of other similar properties, from 5051 New Centre Drive, LLC.

8.  EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) profit-sharing plan covering all employees with one year of service who have attained the age of eighteen. Participants may elect to contribute a portion of their compensation annually, subject to Internal Revenue Service limitations. The Company makes matching contributions equal to 50% of a participant's contribution up to a certain amount. Additional Company contributions are at the discretion of the Company's Board of Directors. Contributions to the Plan were as follows:

                                                                         YEARS ENDED
                                                                         DECEMBER 31,
                                                                      ------------------
                                                                      1993   1994   1995
                                                                      ----   ----   ----
    Discretionary contribution......................................  $374   $322   $226
    Matching contribution...........................................    45     42     56
                                                                      ----   ----   ----
                                                                      $419   $364   $282
                                                                      =====  =====  =====

9.  MAJOR CUSTOMERS

     The Company had the following customers who accounted for more than 10% of the Company's net revenue during each of the periods presented:

                                                                         YEARS ENDED
                                                                         DECEMBER 31,
                                                                      ------------------
                                                                      1993   1994   1995
                                                                      ----   ----   ----
    Customer A......................................................    --     19%    12%
    Aesgen..........................................................    --     --     16%
    Endeavor........................................................    --     --     10%

     Due to the nature of the Company's business, major customers may vary from year to year.

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

10.  COMMITMENTS AND CONTINGENCIES

     The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Lease expense recognized under these agreements totaled $418, $1,071 and $1,285 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Future minimum rental payments due under these leases as of December 31, 1995 are as follows:

    1996........................................................................  $1,268
    1997........................................................................   1,208
    1998........................................................................     979
    1999........................................................................     673
    2000........................................................................     585
    Thereafter..................................................................   1,806
                                                                                  ------
                                                                                  $6,519
                                                                                  ======


     In 1994, the Company received an assessment purporting underpaid sales and use taxes for the years 1992 through 1994. The Company believes that it has properly paid sales and use taxes in accordance with applicable laws and has contested the assessment. Concurrent with the November 17, 1995 preferred stock issuance (see Note 6), two of the Company's stockholders agreed to indemnify the Company for any losses resulting from this contingency. No provision or indemnification receivable with respect to the above matter has been recorded in the financial statements. Management expects that the ultimate resolution of legal contingencies, individually and in the aggregate, will not have a material adverse effect on results of operations, financial position, or liquidity of the Company.


     The Company entered into a three year employment agreement, automatically extending one year at each anniversary date, with its Chairman and President on November 17, 1995. This agreement provides for an annual salary of not less than $250 plus bonus provisions and other benefits. A termination as defined in the agreement will require the Company to pay any unpaid salary or prorated bonus through the termination date plus three years salary and other defined compensation and benefits. Such additional compensation and benefits will be paid over a period of two years from the date of termination.

11.  SUBSEQUENT EVENTS (UNAUDITED)

  Stock transactions


     In March, April and June 1996, the Company granted Class B Stock options and awards pursuant to the related plans approved in November 1995 (see Note 6). In May 1996, the Company's stockholders approved the establishment of par values for the Class A Stock and Class B Stock at $.001 per share. As a result of this change, the Class A Stock and Class B Stock accounts were reduced by $150 and $651, respectively, and the additional paid-in capital account was increased by the same amounts.


  Option agreement

     In May 1996, the Company signed an option agreement with a term of six months to purchase the outstanding shares of a European contract research and development organization. The Company will pay $1.0 million, to be deposited in an escrow account, to acquire such option. Such amount would be applied to the purchase price if the Company elects to exercise such option or returned to the Company if, upon expiration of the option, certain material conditions are not satisfied. Significant uncertainties exist whether such conditions could be satisfied prior to the expiration of the option. The Company does not intend to exercise such option if the foregoing conditions are not satisfied and can make no prediction whether such conditions will be satisfied by November 1996. In addition, the Company may choose to not

                   APPLIED ANALYTICAL INDUSTRIES, INC. (AAI)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

exercise such option even though the option conditions may be satisfied, whereby the option fee would be forfeited.

  Initial public offering

     The Company has initiated a plan to complete an IPO of common stock during the third quarter of 1996. It is anticipated that upon the closing of such IPO the Company's current classes of common and preferred stock would convert to one class of voting common stock on a ratio of 1:126.50 for Class A Stock and Class B Stock and a ratio of 1:2,859.15 for each Preferred Stock share.

  Stock split and reverse stock split

     On May 31, 1996 the Board of Directors approved (i) an amendment to the Certificate of Incorporation of the Company increasing the number of authorized Class A Stock and Class B Stock shares to 1,000,000 and 30,000,000, respectively, and (ii) a stock split of 200 shares for 1 share for all AAI common stock. On June 5, 1996, the Board of Directors authorized a one-for-.6325 reverse split of the Common Stock and Class B Common Stock. All numbers of common shares and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this stock split.

  Related party transaction


     In June 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen will pay license fees to the Company and additional royalties upon marketing the product.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Cowen & Company and Lehman Brothers Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                NUMBER OF
                                                                                SHARES OF
                                                                                 COMMON
                                   UNDERWRITER                                    STOCK
    --------------------------------------------------------------------------  ---------
    Goldman, Sachs & Co.......................................................
    Cowen & Company...........................................................
    Lehman Brothers Inc.......................................................
                                                                                ---------
              Total...........................................................
                                                                                ========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $          per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 405,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,700,000 shares of Common Stock offered.


     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering. The Company has also agreed that during such 180-day period it will not accelerate the vesting of any shares of Common Stock awarded under the Restricted Stock Plan or deliver certificates representing any shares awarded under the Restricted Stock Plan. All other stockholders and all option holders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than on the conversion or exchange of convertible or exchangeable securities or the exercise of options outstanding on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives. Certain stockholders will have registration rights relating to the Common Stock acquired upon conversion thereof, but such rights will not be exercisable until after such 180-day period. For a discussion of these matters, see "Description of Capital
Stock -- Registration Rights" and "Shares Eligible for Future Sale".

     Goldman, Sachs & Co. and certain of their affiliates own 2,276,832 shares of Common Stock, representing 17.3% of the outstanding Common Stock of the Company and, upon completion of the Offering, will own approximately 14.3% of the outstanding Common Stock. See "Principal Stockholders". Goldman, Sachs & Co. and such affiliates are subject to the 180-day lock-up that applies to other stockholders as described above. Notwithstanding such restriction, however, Goldman, Sachs & Co. and their affiliates will be permitted to engage in stabilization, brokerage and ordinary course of business transactions and will be permitted, pursuant to a registration statement under the Securities Act maintained by the Company, to sell Common Stock and related securities in connection with market-making transactions from time to time, both during and after the 180-day period. See "Shares Eligible for Future Sale".

     Goldman, Sachs & Co. and certain of their affiliates maintain certain contractual relationships with the Company. See "Certain Transactions". As long as Goldman, Sachs & Co. and certain of their affiliates beneficially own 10% or more of the outstanding shares of Common Stock, certain affiliates of Goldman, Sachs & Co. have the right to designate one member of the Board of Directors of the Company. Pursuant to such agreement, a general partner of Goldman, Sachs & Co. serves as one of the Company's directors. After the consummation of the Offering, such director is expected to continue in office. See "Management".

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company, for which such Underwriters have received and will receive customary fees and commissions.

     The Underwriters have reserved for sale, at the initial public offering price, shares of Common Stock for employees of the Company who have expressed an interest in purchasing such shares of Common Stock in the Offering. It is expected that such persons will purchase, in the aggregate, no more than 5% of the Common Stock offered in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     Prior to this Offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Company has been advised by Goldman, Sachs & Co. that, subject to applicable laws and regulations, Goldman, Sachs & Co. currently intend to make a market in the Common Stock following completion of the Offering. However, they are not obligated to do so and any market-making may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained following the completion of the Offering. See "Risk Factors -- No Prior Market; Possible Volatility of Stock Price".

     The Company and the Underwriters have entered into an agreement with respect to such market-making activities. Because of the affiliation of Goldman, Sachs & Co. with the Company, Goldman, Sachs & Co. will be required to deliver a current prospectus to any purchaser in connection with any such market-making transactions. The Company has agreed to make from time to time certain amendments or supplements to the Prospectus and to pay certain expenses relating to such amendments or supplements.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "AAII".

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

           ---------------------------------------------------------
           ---------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ----------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          -----
Prospectus Summary......................      3
Risk Factors............................      7
The Company.............................     13
Use of Proceeds.........................     14
Dividend Policy.........................     14
Dilution................................     15
Capitalization..........................     16
Selected Financial Data.................     17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................     19
Business................................     25
Management..............................     43
Certain Transactions....................     49
Principal Stockholders..................     53
Description of Capital Stock............     54
Shares Eligible for Future Sale.........     57
Legal Matters...........................     59
Experts.................................     59
Additional Information..................     59
Index to Consolidated Financial
  Statements............................    F-1
Underwriting............................    U-1


  THROUGH AND INCLUDING                , 1996 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

           ---------------------------------------------------------
           ---------------------------------------------------------
           ---------------------------------------------------------
           ---------------------------------------------------------

                                2,700,000 SHARES

                               APPLIED ANALYTICAL
                                INDUSTRIES, INC.

                                  COMMON STOCK

                          (PAR VALUE $0.001 PER SHARE)

                               ------------------

                                  [LOGO] AAI
                              ------------------

                              GOLDMAN, SACHS & CO.

                                COWEN & COMPANY

                                LEHMAN BROTHERS
                      REPRESENTATIVES OF THE UNDERWRITERS
           ---------------------------------------------------------
           ---------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             [ALTERNATE COVER PAGE]

                  SUBJECT TO COMPLETION, DATED AUGUST 20, 1996

[LOGO] AAI              APPLIED ANALYTICAL INDUSTRIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "AAII".

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     This Prospectus has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the shares of Common Stock related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. The closing of the Offering referred to herein, which constituted the initial public offering of the shares of Common Stock of the Company, occurred on , 1996. See "Plan of Distribution".

                              GOLDMAN, SACHS & CO.

                             ---------------------

             The date of this Prospectus is                , 1996.

                                [ALTERNATE PAGE]
                              PLAN OF DISTRIBUTION

     This Prospectus may be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in shares of Common Stock effected from time to time after the commencement of the Offering. Goldman, Sachs & Co. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

     For a description of certain relationships and transactions between Goldman, Sachs & Co. and their affiliates and the Company, see "Management," "Certain Transactions" and "Principal Stockholders".

     The Company has been advised by Goldman, Sachs & Co. that, subject to applicable laws and regulations, Goldman, Sachs & Co. currently intend to make a market in the Common Stock following completion of the Offering. However, they are not obligated to do so and any market-making may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors -- No Prior Market; Possible Volatility of Stock Price".

     The Company has agreed to indemnify Goldman, Sachs & Co. with respect to certain liabilities in connection with this Prospectus, including liabilities under the Securities Act.

     Goldman, Sachs & Co. have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior specific written approval of such transactions by the customer.

                             [ALTERNATE BACK COVER]

             ------------------------------------------------------

             ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ----------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      7
The Company...........................     13
Use of Proceeds.......................     14
Dividend Policy.......................     14
Dilution..............................     15
Capitalization........................     16
Selected Financial Data...............     17
Management's Discussion and Analysis
  of Financial Condition and Results
  Operations..........................     19
Business..............................     25
Management............................     43
Certain Transactions..................     49
Principal Stockholders................     53
Description of Capital Stock..........     54
Shares Eligible for Future Sale.......     57
Plan of Distribution..................     58
Legal Matters.........................     59
Experts...............................     59
Additional Information................     59
Index to Consolidated Financial
  Statements..........................    F-1



  THROUGH AND INCLUDING                , 1996 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                               APPLIED ANALYTICAL
                                INDUSTRIES, INC.
                                  COMMON STOCK

                          (PAR VALUE $0.001 PER SHARE)

                               ------------------

                                  [LOGO] AAI

                               ------------------
                              GOLDMAN, SACHS & CO.
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the Registrant's costs and expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Commission registration fee, the NASD filing fee and the Nasdaq National Market entry fee.

SEC registration fee.............................................................  $ 14,990
NASD filing fee..................................................................     4,847
Nasdaq National Market System entry fee..........................................    50,000
Blue Sky fees and expenses.......................................................    25,000
Transfer agent and registrar fees................................................     5,000
Accounting fees and expenses.....................................................   250,000
Legal fees and expenses..........................................................   250,000
Printing, engraving and mailing expenses.........................................   150,000
Miscellaneous....................................................................   150,063
                                                                                   --------
          Total..................................................................  $900,000
                                                                                   =========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     When filed, immediately following the completion of this Offering, the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") will provide that no director of the Company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits elimination or limitation of liability of directors for breach of fiduciary duty. The Restated Certificate of Incorporation will provide that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought and the Company has the right to participate in such action or assume the defense thereof.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Under Section 9 of the Underwriting Agreement, the Underwriters will be obligated, under certain circumstances, to indemnify directors and officers of the Company against certain liabilities, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth in chronological order below is information regarding the number of shares of Common Stock, Class B Common Stock and Preferred Stock issued, and the number of options granted, by the Company since June 1, 1993. Further included is the consideration, if any, received by the Company for such shares and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed. All awards of options did not involve any sale under the Securities Act and none of these securities was registered under the Securities Act.

     In February 1994, the Company issued 103,351 shares of Class B Common Stock to an executive officer in consideration of a promissory note in the initial principal amount of $32,860, payable March 31, 1999 and bearing interest at an annual rate of 6.0%.

     In November 1995, the Company issued 105,453 shares of Class B Common Stock to an executive officer in consideration of a promissory note in the initial principal amount of $166,865. The note matures in April 2001, bears interest at an annual rate of 6.48% and requires bi-weekly payments of $484.34. In connection with such issuance, the executive officer purchasing such shares agreed to sell such shares to the Company at a price based on a formula, which agreement expires upon completion of this Offering. Such executive officer has pledged such shares to secure the note.

     In November 1995, the Company issued 883 shares of Preferred Stock to certain investors in return for cash payment of $22 million.

     In March 1996, AAI awarded 105,453 shares of Class B Common Stock to 120 employees of the Company pursuant to the Company's 1995 Restricted Stock Award Plan. Each such employee was required to pay $.001 per share in cash as consideration for such award. Such shares vest over a period of time and unvested shares are subject to forfeiture upon termination of employment, other than upon the employee's death, disability or retirement.

     In April 1996, the Company granted options to purchase an aggregate of 450,394 shares of Class B Common Stock to 95 employees pursuant to the Company's 1995 Stock Option Plan and 1996 Stock Option Plan at an exercise price per share of $8.35.

     In June 1996, the Company granted an option to purchase 2,214 shares of Class B Common Stock to one employee pursuant to the Company's 1995 Option Plan at an exercise price per share of $9.10.

     The shares of capital stock and securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under
Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated under the Securities Act, relative to sales by an issuer not involving any public offering.


     Upon the completion of this Offering, the Company will issue approximately 15,434,103 shares of Common Stock upon the conversion of then outstanding shares of Preferred Stock and Class B Common Stock. Options to purchase shares of Class B Common Stock then outstanding will automatically become options to purchase the same number of shares of Common Stock, with no other changes to the terms and conditions thereof. The securities to be issued in such transactions will be offered and sold in reliance upon the exemption from registration under Section 3(a)(9) of the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
NUMBER                                            DESCRIPTION
- ------          --------------------------------------------------------------------------------
  1   **   --   Form of Underwriting Agreement
  3.1 *    --   Form of Restated Certificate of Incorporation of the Company
  3.2 *    --   Form of Restated By-laws of the Company
  4.1 *    --   Articles Fourth, Seventh, Eleventh and Twelfth of the form of Amended and
                Restated Certificate of Incorporation of the Company (included in Exhibit 3.1)
  4.2 *    --   Article II of the form of Restated By-laws of the Company (included in Exhibit
                3.2)
  4.3      --   Specimen Certificate for shares of Common Stock, $.001 par value, of the Company
  5        --   Opinion of Robinson, Bradshaw & Hinson, P.A. with respect to the validity of the securities being offered
 10.1 *    --   Employment Agreement dated November 17, 1995 between the Company and Frederick
                D. Sancilio
 10.2 *    --   Applied Analytical Industries, Inc. 1995 Restricted Stock Award Plan
 10.3 *    --   Applied Analytical Industries, Inc. 1995 Stock Option Plan
 10.4 *    --   Applied Analytical Industries, Inc. 1996 Stock Option Plan
 10.5 *    --   Stockholder Agreement dated as of November 17, 1995 among the Company, GS
                Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs
                & Co. Verwaltungs GmbH, Stone Street Fund 1995, L.P., Bridge Street Fund 1995,
                L.P., Noro-Moseley Partners III, L.P., Wakefield Group Limited Partnership,
                James L. Waters, Frederick D. Sancilio and the parties listed on Schedule 1 thereto
 10.6 *    --   Preferred Stock Purchase Agreement dated as of November 17, 1995 among the
                Company, GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P.,
                Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1995, L.P., Bridge
                Street Fund 1995, L.P., Noro-Moseley Partners III, L.P., Wakefield Group Limited
                Partnership and James L. Waters
 10.7 *    --   Loan Agreement dated as of December 21, 1992 between NationsBank, N.A.
                (formerly, NationsBank of North Carolina, N.A.) and the Company, together with the First Amendment and Second Amendment thereto and agreement extending the term thereof
 10.8 *    --   Loan Agreement dated as of November 1, 1988 between the Company and The New
                Hanover County Industrial Facilities and Pollution Control Financing Authority
 10.9 *    --   Letter of Credit Reimbursement Agreement dated November 1, 1988 between
                NationsBank, N.A. (formerly, NCNB National Bank of North Carolina) and the
                Company, as amended
 10.10*    --   Lease Agreement dated as of March 7, 1994 between 5051 New Centre Drive, L.L.C., as landlord, and the Company, as tenant
 10.11*    --   Lease Agreement dated as of December 23, 1993 between I-40 Properties, as landlord, and the Company, as tenant

EXHIBIT
NUMBER                                            DESCRIPTION
- ------          --------------------------------------------------------------------------------
 10.12*    --   Development Agreement dated as of April 25, 1994 between the Company and
                Endeavor Pharmaceuticals, Inc. (formerly, GenerEst, Inc.)
 10.13*    --   Development Agreement dated as of April 4, 1995 between the Company and Aesgen,
                Inc.
10.14+     --   Option Agreement dated May 28, 1996 with respect to an option granted to the
                Company to acquire a certain European contract research and development organization
 11        --   Statement Regarding Computation of Per Share Earnings
 23.1      --   Consent of Robinson, Bradshaw & Hinson, P.A. (included in Exhibit 5.0)
 23.2      --   Consent of Price Waterhouse LLP
 24   *    --   Powers of Attorney (included on signature page of Registration Statement as initially filed)
 27        --   Financial Data Schedule (for SEC use only)


- ---------------

 * Previously filed.

** To be filed by amendment.

  + Certain information has been omitted from this exhibit pursuant to a request for confidential treatment.

     (b) Financial Statement Schedules

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions contained in the Restated Certificate of Incorporation and Restated By-laws of the Company and the laws of the State of Delaware, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) It will file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina, on this 20th day of August, 1996.


                                          By: /s/  FREDERICK D. SANCILIO
                                            ------------------------------------
                                                Frederick D. Sancilio, Ph.D.
                                                         President

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------  ------------------------------  ----------------
            /s/  FREDERICK D. SANCILIO         President and Director          August 20, 1996
- ---------------------------------------------    (Principal Executive
        Frederick D. Sancilio, Ph.D.             Officer)

                    MARK P. COLONNESE*         Vice President and Chief        August 20, 1996
- ---------------------------------------------    Financial Officer (Principal
              Mark P. Colonnese                  Financial Officer and
                                                 Principal Accounting
                                                 Officer)
                 WILLIAM H. UNDERWOOD*         Executive Vice President and    August 20, 1996
- ---------------------------------------------    Director
            William H. Underwood

                  JOSEPH H. GLEBERMAN*         Director                        August 20, 1996
- ---------------------------------------------
             Joseph H. Gleberman

               CHARLES D. MOSELEY, JR.*        Director                        August 20, 1996
- ---------------------------------------------
           Charles D. Moseley, Jr.
                                               Director                        August 20, 1996

                JOHN M. RYAN*
- ---------------------------------------------
                John M. Ryan

                      JAMES L. WATERS*         Director                        August 20, 1996
- ---------------------------------------------
               James L. Waters

- -----------

     *By:    /s/  FREDERICK D. SANCILIO
- ---------------------------------------------
  (Frederick D. Sancilio, Attorney-in-Fact)

                                                                     SCHEDULE

VALUATION AND QUANTIFYING ACCOUNTS AND RESERVES

         COLUMN A            COLUMN B                    COLUMN C                    COLUMN D       COLUMN E
- -------------------------- ------------   --------------------------------------   ------------   -------------
                                                        ADDITIONS
                            BALANCE AT    --------------------------------------
                           BEGINNING OF   CHARGED TO COSTS    CHARGED TO OTHER      DEDUCTIONS     BALANCE AT
       DESCRIPTION            PERIOD        AND EXPENSES     ACCOUNTS -- DESCRIBE  -- DESCRIBE    END OF PERIOD
- -------------------------- ------------   ----------------   -------------------   ------------   -------------
1993 Allowance for
  doubtful accounts.......       66              123                                    97(1)           92
1994 Allowance for
  doubtful accounts.......       92              114                                    81(1)          125
1995 Allowance for
  doubtful accounts.......      125               23                                    78(1)           70

- ---------------

(1) Amounts are write-offs of uncollectible accounts receivable.

                                 EXHIBIT INDEX


EXHIBIT                                                                               SEQUENTIALLY
NUMBER                                 DESCRIPTION OF EXHIBITS                        NUMBERED PAGE
- ------          --------------------------------------------------------------------- -------------
  1   **     -- Form of Underwriting Agreement
  3.1 *      -- Form of Restated Certificate of Incorporation of the Company
  3.2 *      -- Form of Restated By-laws of the Company
  4.1 *      -- Articles Fourth, Seventh, Eleventh and Twelfth of the form of Amended and Restated Certificate of Incorporation of the Company (included in
                Exhibit 3.1)
  4.2 *      -- Article II of the form of Restated By-laws of the Company (included in Exhibit 3.2)
  4.3        -- Specimen Certificate for shares of Common Stock, $.001 par value, of the Company
  5          -- Opinion of Robinson, Bradshaw & Hinson, P.A. with respect to the validity of the securities being offered
 10.1 *      -- Employment Agreement dated November 17, 1995 between the Company and
                Frederick D. Sancilio
 10.2 *      -- Applied Analytical Industries, Inc. 1995 Restricted Stock Award Plan
 10.3 *      -- Applied Analytical Industries, Inc. 1995 Stock Option Plan
 10.4 *      -- Applied Analytical Industries, Inc. 1996 Stock Option Plan
 10.5 *      -- Stockholder Agreement dated as of November 17, 1995 among the
                Company, GS Capital Partners II, L.P., GS Capital Partners II
                Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street
                Fund 1995, L.P., Bridge Street Fund 1995, L.P., Noro-Moseley Partners
                III, L.P., Wakefield Group Limited Partnership, James L. Waters,
                Frederick D. Sancilio and the parties listed on Schedule 1 thereto
 10.6 *      -- Preferred Stock Purchase Agreement dated as of November 17, 1995 among the Company, GS Capital Partners II, L.P., GS Capital Partners
                II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone
                Street Fund 1995, L.P., Bridge Street Fund 1995, L.P., Noro-Moseley
                Partners III, L.P., Wakefield Group Limited Partnership and James L.
                Waters
 10.7 *      -- Loan Agreement dated as of December 21, 1992 between NationsBank,
                N.A. (formerly, NationsBank of North Carolina, N.A.) and the Company,
                together with the First Amendment and Second Amendment thereto and agreement extending the term thereof
 10.8 *      -- Loan Agreement dated as of November 1, 1988 between the Company and
                The New Hanover County Industrial Facilities and Pollution Control
                Financing Authority
 10.9 *      -- Letter of Credit Reimbursement Agreement dated November 1, 1988 between NationsBank, N.A. (formerly, NCNB National Bank of North
                Carolina) and the Company, as amended
 10.10*      -- Lease Agreement dated as of March 7, 1994 between 5051 New Centre
                Drive, L.L.C., as landlord, and the Company, as tenant
 10.11*      -- Lease Agreement dated as of December 23, 1993 between I-40
                Properties, as landlord, and the Company, as tenant
 10.12*      -- Development Agreement dated as of April 25, 1994 between the Company and Endeavor Pharmaceuticals, Inc. (formerly, GenerEst, Inc.)
 10.13*      -- Development Agreement dated as of April 4, 1995 between the Company and Aesgen, Inc.
10.14+       -- Option Agreement dated May 28, 1996 with respect to an option granted to the Company to acquire a certain European contract research and development organization

EXHIBIT                                                                               SEQUENTIALLY
NUMBER                                 DESCRIPTION OF EXHIBITS                        NUMBERED PAGE
- ------          --------------------------------------------------------------------- -------------
 11          -- Statement Regarding Computation of Per Share Earnings
 23.1        -- Consent of Robinson, Bradshaw & Hinson, P.A. (included in Exhibit
                5.0)
 23.2        -- Consent of Price Waterhouse LLP
 24   *      -- Powers of Attorney (included on signature page of Registration
                Statement as initially filed)
 27          -- Financial Data Schedule (for SEC use only)


- ---------------

 * Previously filed.

** To be filed by amendment.

  + Certain information has been omitted from this exhibit pursuant to a request for confidential treatment.